API

Advanced Photonix, Inc.®

Annual Report and Proxy Statement




API
T-Gauge®





The API Advantage

Optoelectronic Solutions

High-Speed Optical Receivers

Terahertz Solutions

2014

A letter from Richard Kurtz, Chief Executive Officer and Director

Last year was a year in transition and growth. Our total revenues for fiscal 2014 were $29.0 million, an increase of approximately $5.4 million, or 23%, from revenues of $23.6 million for fiscal 2013.We have focused our product development on the high growth markets. Our long term goal is to grow revenue 30% annually, knowing that there will be fluctuations year to year given new product development, new product acceptance and economic conditions. All high growth markets require investment and we have invested over the past several years to lay a solid foundation to support our revenue growth goals.

The driver of this past year's revenue growth was from our HSOR product platform which grew 55% and, our Optosolutions product platform grew 37%, as a result of our Silonex acquisition. The increase for HSOR was the result of resolution of supply chain disruptions that allowed us to regain market share at major 100G customers and a new product introduction targeted at the Data Center Comtest market. The Data Center market is experiencing rapid growth and is adopting next generation high speed optics to support Cloud computing. API's telecommunication business is focused on high growth segments of the telecommunication markets, including 100G long haul and metro, 100G data center and 2.5G/10G FTTx markets. These activities make API uniquely positioned in the high growth segments in the telecommunication markets. During the past several years we have invested in terahertz product development, building a value-added-reseller sales channel, and driving industrial adoption. This has positioned our terahertz product platform for growth over the next several years.

Operationally we had some major accomplishments in each of our product platforms in FY2014 that supports continued organic revenue growth and positive adjusted EBITDA in FY2015. These accomplishments include the closure of our silicon fabrication clean room, modifying our lease in California and reducing our manufacturing cost for our higher volume HSOR and T-Gauge® products by more than 25%.

On the new product development side we introduced four new products in our HSOR product platform during the year; including the 100G coherent receiver with variable optical attenuator, the DGM-32xr Comtest product for the 100 Gb/s Ethernet Data Center market. In addition we are developing two new designs utilizing our patented avalanche photodiode (APD) technology, 2.5G and 10G targeted at the access and FTTX markets. The first samples of the 10G APD receiver optical subassembly (or ROSA) targeted at the access and metro transmission market and the 2.5G front side APD targeted at the high volume but price sensitive fiber-to-the-home market were completed in the 4th quarter. The 100G HSOR and Comtest fibre channel products contributed significant revenue in FY2014 and the 10G APD ROSA and 2.5G APD photodiodes are in the customer sampling stage.

As mentioned in the earnings call, our Optosolutions group is developing a new product platform based on solid state LED technology, which we have called a tunable light source or TLS. This technology has applications in the Test & Measurement, medical and the lighting industries. It is too early to talk about potential revenue opportunities, but we are excited about getting into new markets and new customers.

On the Terahertz development side we completed two major SBIR contracts, both for the Joint Strike Fighter program; the Step Gap hand held and the Single Point Gauge hand held. Both of these programs have assisted us to build a hand held device that will help insure the quality control of multiple coating thicknesses, fit and gap measurements and open up new markets for aerospace and industrial applications. These contracts combined with our internal investments permitted us to add to our T-Gauge® software tool set development for industrial applications, continue cost reductions and receive UL certification.

Recent contract awards lead us to believe that military spending is picking up again. The first was from the Navy which we proposed to build and test a prototype non-contact time-domain terahertz (TD-THz) scanning system to acquire non-destructive evaluation (NDE), sub-surface images beneath submarine acoustic hull coatings. The system will enable the rapid detection of hull defects such as corrosion and gouges hidden beneath submarine hull coatings, as well as hull coating material and adhesion defects. We remain in discussion on the second SBIR Phase II contract for $1.5 Million for the F-35 program and expect to receive this award during our 2nd quarter FY2015 along with a follow-on missile guidance contract with a major prime contractor.

At the same time we are expecting to more than double the number of T-Gauge® product sales this coming year. In order to meet this growing demand in both our HSOR and Terahertz product platform, we needed to strengthen our financial position. This was accomplished with the equity raise completed quickly and with little impact to the stock price by B. Riley & Co in June 2014. We now have a new two year agreement in place with Silicon Valley Bank for a line of credit of up to $5 million and the ability to manage our growing working capital needs.

In summary, we made significant progress in FY2014 and are expecting to build on this strong foundation. We are looking forward to the coming year and are projecting over 20% revenue growth year over year driven mainly by both our HSOR and Terahertz product platforms. With this level of top line growth, we expect to generate positive adjusted EBITDA this coming fiscal year.

Sincerely,

Richard Kurtz
Chairman & CEO

ADVANCED PHOTONIX, INC.
ANNUAL REPORT AND PROXY STATEMENT
FISCAL YEAR ENDED MARCH 31, 2014
TABLE OF CONTENTS

NOTICE OF 2014 ANNUAL MEETING OF STOCKHOLDERS
To Be Held
August 22, 2014

To the Stockholders of Advanced Photonix, Inc.:

We are pleased to invite you to attend the 2014 Annual Meeting of Stockholders (the **Annual Meeting**) of Advanced Photonix, Inc., which will be held at our principal office at 2925 Boardwalk, Ann Arbor, Michigan 48104, at 10:00 a.m., Eastern Daylight Saving Time, on August 22, 2014. We are holding this meeting to:

(1) Elect the seven individuals nominated as directors by the Board of Directors to hold office until the next Annual Meeting or until their respective successors are duly elected and qualified (**Proposal 1**);

(2) Conduct an advisory vote on the compensation of the Company's Named Executive Officers (**Proposal 2** or the **Say-on-Pay Proposal**);

(3) Consider and act upon the Company's 2014 Employee Equity Incentive Plan (**Proposal 3** or the **Employee Equity Plan Proposal**);

(4) Ratify the appointment of BDO USA, LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2015 (**Proposal 4**); and

(5) Consider and act upon such other matters as may properly be brought before the meeting or any postponements or adjournments thereof by or at the direction of the Board.

The Board of Directors has fixed the close of business on July 2, 2014 as the record date for the Annual Meeting. Only stockholders who owned our Class A Common Stock at the close of business on July 2, 2014 will be entitled to notice of, and to vote at, the Annual Meeting or any adjournments thereof. Shares of our Class A Common Stock can be voted at the Annual Meeting only if the holder is present in person or represented by proxy.

The Board of Directors is soliciting the accompanying proxy to vote at the Annual Meeting. This year we are again taking advantage of the Securities and Exchange Commission's (**SEC**) "notice and access" rules that allow issuers to furnish proxy materials to stockholders via the Internet. This reduces the amount of paper necessary to produce these materials, as well as the costs associated with mailing these materials to all stockholders. In accordance with the SEC's "notice and access" rules, we sent Notices of Internet Availability of Proxy Materials (the **Notice**) to holders of our Class A Common Stock on or about July 11, 2014. The Notice describes how you can access our proxy materials, including this Proxy Statement, beginning on July 11, 2014.

Your vote is important. Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote over the internet or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card. Please review the instructions on each of your voting options described in this Proxy Statement, as well as in the Notice you received in the mail.

Thank you for your ongoing support and continued interest in Advanced Photonix, Inc. We look forward to seeing you at our Annual Meeting.

By Order of the Board of Directors,

July 11, 2014

ROBIN F. RISSER
Secretary

PROXY STATEMENT FOR 2014 ANNUAL MEETING OF STOCKHOLDERS

As more fully described in the Notice of Internet Availability of Proxy Materials (the **Notice**), Advanced Photonix, Inc., a Delaware corporation (**we**, the **Company** or **API**), on behalf of its Board of Directors (the **Board**), has made its proxy materials available to you on the internet in connection with the Company's 2014 Annual Meeting of Stockholders (the **Annual Meeting**) and for any postponements or adjournments thereof to be held at the Company's principal office at 2925 Boardwalk, Ann Arbor, Michigan 48104, at 10:00 a.m., Eastern Daylight Saving time, on August 22, 2014. The Notice was mailed to all Company stockholders of record on or about July 11, 2014, and our proxy materials were posted on the website referenced in the Notice and made available to stockholders on July 11, 2014. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice.

INFORMATION ABOUT THE MEETING

Q: Why did I receive a notice in the mail regarding the internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with rules adopted by the Securities and Exchange Commission (**SEC**), we may furnish proxy materials, including this Proxy Statement and our 2014 Annual Report to Stockholders, to our stockholders by providing access to such documents on the internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the internet. The Notice also instructs you as to how you may submit your proxy on the internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Q: Why am I receiving these materials?

A: Our Board has made these materials available to you on the internet, or, upon your request, has delivered printed proxy materials to you, because the Board is soliciting your proxy to vote at the Annual Meeting and at any postponements or adjournments of the Annual Meeting. This Proxy Statement summarizes information that is intended to assist you in making an informed vote on the proposals described in this Proxy Statement.

Q: Who can vote at the Annual Meeting?

A: Only stockholders of record as of the close of business on July 2, 2014 (the **Record Date**) are entitled to vote at the Annual Meeting. On that date, there were 37,381,413 shares of our Class A Common Stock, par value $0.001 (**Common Stock**) outstanding and entitled to vote.

Q: What do I need for admission to the Annual Meeting?

A: Attendance at the Annual Meeting or any adjournment or postponement thereof will be limited to record and beneficial stockholders as of the Record Date, individuals holding a valid proxy from a record holder, and other persons authorized by the Company. If you are a stockholder of record, your name will be verified against the list of stockholders of record prior to your admittance to the Annual Meeting or any adjournment or postponement thereof. You should be prepared to present photo identification for admission. If you hold your shares of Common Stock in street name, you will need to provide proof of beneficial ownership on the Record Date, such as a brokerage account statement showing that you owned our stock as of the Record Date, a copy of a voting instruction form provided by your bank, broker or other nominee, or other similar evidence of ownership as of the Record Date, as well as your photo identification, for admission. If you do not provide photo identification or comply with the other procedures described above upon request, you will not be admitted to the Annual Meeting or any adjournment or postponement thereof. For security reasons, you and your bags will be subject to search prior to your admittance to the Annual Meeting.

Q: How many shares of Common Stock must be present to conduct the Annual Meeting?

A: We must have a "quorum" present in person or by proxy to hold the Annual Meeting. A quorum is a majority of the outstanding shares of Common Stock entitled to vote. Abstentions and broker non-votes (defined below) will be counted for the purpose of determining the existence of a quorum.

Q: What matters are to be voted upon at the Annual Meeting?

A: Four proposals are scheduled for a vote at the Annual Meeting:

- Election of the seven named in this Proxy Statement to serve as directors until the next Annual Meeting of Stockholders (**Proposal 1**);
- Approval, on an advisory basis, of the compensation of the Company's Named Executive Officers (**Proposal 2** or the **Say-on-Pay Proposal**);
- Consideration of and acting upon the Company's 2014 Equity Incentive Plan (**Proposal 3** or the **Employee Equity Plan Proposal**); and
- Ratification of the appointment of BDO USA, LLP (**BDO**) as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2015 (**Proposal 4**).

As of the date of this Proxy Statement, our Board does not know of any other business to be presented at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Richard D. Kurtz and Jeff Anderson, or any of them, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting.

Q: What is the difference between holding shares of Common Stock as a stockholder of record and as a beneficial owner?

A: If your shares of Common Stock are registered in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are the "stockholder of record" of those shares of Common Stock and the Notice has been provided directly to you by API. In contrast, if you purchased your shares of Common Stock through a bank, brokerage or other financial intermediary, the bank, brokerage or other financial intermediary will be the "stockholder of record" of those shares of Common Stock. Generally, when this occurs, the bank, brokerage or other financial intermediary will automatically put your shares of Common Stock into "street name", which means that the bank, brokerage or other financial intermediary will hold your shares of Common Stock in its name or another nominee's name and not in your name, but will keep records showing you as the real or "beneficial owner". If you hold shares of Common Stock beneficially in street name, the Notice has been forwarded to you by your bank, broker or other holder of record.

Q: How do I vote if my bank or broker holds my shares in "street name"?

A: If you hold shares of Common Stock beneficially in street name, you must vote by giving instructions to your bank, broker or nominee. You should follow the voting instructions that you receive from them. The availability of telephone and internet voting will depend on the bank's, broker's or other financial intermediary's voting process. You may also vote in person at the meeting if you obtain a legal proxy from the bank, brokerage or other financial intermediary that holds your shares giving you the right to vote the shares.

Q: How does the Board recommend that I vote?

A: The Board recommends that you vote:

1. **FOR** the election of each of the director nominees named in this Proxy Statement;

2. **FOR** the Say-on-Pay Proposal;

3. **FOR** the Employee Equity Plan Proposal; and

4. **FOR** the proposal to ratify the selection of BDO as our independent registered public accounting firm for the fiscal year ending March 31, 2015.

Q: How do I vote before the Annual Meeting?

A: Whether you hold shares of Common Stock directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted before the Annual Meeting.

If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail or telephone pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the internet by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by telephone or mail by following the voting instruction form provided to you by your broker, bank, trustee, or nominee.

With respect to the election of directors, you may vote "**FOR**" all the nominees to the Board, you may withhold authority to vote for any nominee(s) you specify, or you may withhold authority to vote for all the nominees as a group. With respect to the Say-on-Pay Proposal, the Employee Equity Plan Proposal, the ratification of the selection of BDO as our independent registered public accounting firm for the fiscal year ending March 31, 2015, you may vote "**FOR**" or "**AGAINST**," or abstain from voting. Whether you hold shares of Common Stock directly as the stockholder of record or beneficially in street name, you may direct how your shares are to be voted before the Annual Meeting.

Q: May I vote at the Annual Meeting?

A: Shares of Common Stock held in your name as the stockholder of record may be voted by you in person at the Annual Meeting. Shares of Common Stock held beneficially in street name may be voted by you in person at the Annual Meeting only if you obtain a legal proxy from the bank, brokerage or other financial intermediary that holds your shares giving you the right to vote the shares. **Even if you plan to attend the Annual Meeting in person, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to attend the Annual Meeting in person.**

Q: I share an address with another stockholder and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we deliver a single copy of the Notice and, if applicable, the proxy materials to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders. This procedure reduces our printing costs, mailing costs, and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written request, we will deliver promptly a separate copy of the Notice and, if applicable, the proxy materials to any stockholder at a shared address to which we delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, the proxy materials, at no cost to you, you may contact us by calling the corporate Secretary at (734) 864-5600 or by writing to the Company at: Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104.

Q: How many votes do I have?

A: Each share of Common Stock that you own as of the Record Date entitles you to one vote on each matter voted upon at the Annual Meeting. As of the Record Date, there were 37,381,413 shares of our Common Stock outstanding and entitled to vote. The Company's By-laws do not permit cumulative voting in any case.

Q: May I change my vote?

A: Yes, you may change your vote at any time prior to the taking of the vote at the Annual Meeting. If you are the stockholder of record, you may change your vote by (1) granting a valid proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to the Company's Corporate Secretary at Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104, prior to your shares of Common Stock being voted, or (3) attending the Annual Meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request or vote in person at the Annual Meeting. For shares of Common Stock that you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker or nominee following the instructions they provided, or, if you have obtained a legal proxy from your bank, broker or nominee giving you the right to vote your shares of Common Stock, by attending the Annual Meeting and voting in person.

Q: Will my shares of Common Stock be voted if I don't provide instructions to my bank or broker?

A: If you are the beneficial owner of shares of Common Stock held in "street name" by a bank or broker, you must instruct your bank or broker how to vote your shares of Common Stock. If you do not provide voting instructions at least ten days prior to the Annual Meeting date, your bank or broker will be entitled to vote the shares of Common Stock with respect to "discretionary" items but will not be permitted to vote the shares of Common Stock with respect to "non-discretionary" items (we refer to the latter case as a broker non-vote). In the case of a broker non-vote, your bank or broker can register your shares of Common Stock as being present at the Annual Meeting for purposes of determining the presence of a quorum, but will not be able to vote on those matters for which specific authorization is required under the rules of the NYSE MKT Stock Exchange (**NYSE MKT**).

Under NYSE MKT rules, only the proposal to ratify the appointment of BDO as our independent registered public accounting firm for the fiscal year ending March 31, 2015 is considered a discretionary item for which your bank or broker will have discretionary voting power if you do not give instructions with respect to this proposal at least ten days prior to the Annual Meeting date, while the proposal to elect directors, the Say-on-Pay Proposal and the Employee Equity Plan Proposal are non-discretionary matters for which specific instructions from beneficial owners are required. As a result, your bank or broker will not be allowed to vote with respect to the proposal to elect directors, the Say-on-Pay Proposal, or the Employee Equity Plan Proposal if you do not provide your bank or broker with specific voting instructions on this proposal.

Your vote is important and we strongly encourage you to vote your shares by following the instructions provided on the Notice or, if you requested to receive printed proxy materials, the instructions provided on the proxy card if you are a stockholder of record, or the voting instruction form provided to you by your broker, bank, trustee, or nominee if you hold shares beneficially in street name.

Q: What vote is required to elect Directors?

A: As provided by the Company's By-laws, the directors will be elected by the vote of a plurality of the votes cast. As only a plurality of votes cast is required for the election of directors, abstentions and broker non-votes will have no effect on the outcome of the election.

Q: What vote is required to approve the Say-on-Pay Proposal?

A: This matter is being submitted to enable stockholders to approve, on an advisory basis, the compensation of the Company's Named Executive Officers. In order to be approved on an advisory basis, this proposal must receive the "**FOR**" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal as brokers are not entitled to vote on such proposals in the absence of instructions from the beneficial owner.

Q: What vote is required to approve the Employee Equity Plan Proposal?

A: For approval of this proposal, the proposal must receive the "**FOR**" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal. Broker non-votes will have no effect on the proposal as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

Q: What vote is required to ratify the selection of BDO as API's independent registered public accounting firm for the fiscal year ending March 31, 2015?

A: For approval, this proposal must receive the "FOR" vote of a majority of the shares of Common Stock present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal. Brokers generally have discretionary authority to vote on the ratification of the selection of our independent registered public accounting firm, thus we do not expect any broker non-votes on this proposal.

Q: Who will count the votes?

A: Votes will be counted by independent inspectors of election appointed for the Annual Meeting by the Chairman of the Annual Meeting.

Q: Who pays for the solicitation of proxies?

A: We will pay for the entire cost of soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. In addition, our directors and employees may solicit proxies in person, by telephone, via the internet or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will announce preliminary results at the Annual Meeting. We will report final results in a filing with the SEC on Form 8-K.

Q: May I propose actions for consideration at next year's Annual Meeting of Stockholders or nominate individuals to serve as directors?

A: Yes. The following requirements apply to stockholder proposals, including director nominations, for the 2015 Annual Meeting of Stockholders.

Requirements for Stockholder Proposals to be Considered for Inclusion in Proxy Materials:

Stockholders interested in submitting a proposal for inclusion in the proxy materials distributed by us for the 2015 Annual Meeting of Stockholders may do so by following the procedures prescribed in Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the **Exchange Act**). To be eligible for inclusion, stockholder proposals must be received by us no later than March 13, 2015 and must comply with the Company's By-laws and regulations of the SEC under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we hold our 2015 Annual Meeting of Stockholders more than 30 days before or after August 22, 2015 (the one-year anniversary date of the 2014 Annual Meeting), we will disclose the new deadline by which stockholders proposals must be received under Item 5 of Part II of our earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably determined to inform stockholders. Proposals should be addressed to our principal executive offices: Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104.

Requirements for Stockholder Proposals Not Intended for Inclusion in Proxy Materials and for Nomination of Director Candidates:

Stockholders who wish to present a proposal, including the nomination of directors to the Board, at the 2015 Annual Meeting of Stockholders but who do not intend for such proposal to be included in the proxy materials distributed by us for such meeting, must deliver written notice of the nomination or proposal to the Corporate Secretary at the above address no earlier than May 24, 2015 and no later than June 23, 2015 (*provided, however*, that if the 2015 Annual Meeting of Stockholders is held earlier than July 23, 2015 or later than October 21, 2015, nominations and proposals must be received no later than the close of business on the tenth day following the day on which the notice or public announcement of the date of the 2015 Annual Meeting of Stockholders is first mailed or made, as applicable, whichever occurs first). The stockholder's written notice must include certain information concerning the stockholder and each nominee and proposal, as specified in the Company's By-laws, and must comply with the other requirements specified in the Company's By-laws. For further information on how a stockholder may nominate a candidate to serve as a director, please see the disclosure appearing under the heading, "*Nomination Procedures*" on Page 13 of this Proxy Statement.

If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we are not required to present the proposal for a vote at such meeting.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth, as of the Record Date, the number of shares of Common Stock owned beneficially by any persons we know to be beneficial owners of more than five percent (5%) of our outstanding shares of Common Stock, each of our directors, each of our executive officers named in the Summary Compensation Table below, and all of our directors and executive officers as a group: The percentage of ownership is calculated based upon 37,381,413 shares of Common Stock issued and outstanding as of the Record Date.

Name & Address of Beneficial Owner	Number of Shares Owned	Shares Underlying Options/Warrants(1)	Percent of Class(2)
Named Executive Officers and Directors*			
Richard D. Kurtz	236,018	269,684(3)	1.3%
Robin F. Risser	980,599	319,327(4)	3.4%
Steven Williamson	1,947,200	400,500(5)	6,2%
Jeff Anderson	143,993	145,000(3)	0.8%
M. Scott Farese	179,360	166,805(3)	0.9%
Stephen P. Soltwedel	229,016	166,805(3)	1.1%
Lance Brewer	119,683	116,805(3)	0.6%
Donald Pastor	157,783(6)	116,805(3)	0.7%
Directors & Executive Officers as a Group	3,993,652	1,701,731(7)	14.6%
5% Stockholders			
Riley Investment Partners, L.P. (8) Riley Investment Management, LLC (8) B. Riley & Co., LLC (8) B. Riley & Co., LLC 401 (K) Profit Sharing Plan (8) Robert Antin Children Irrevocable Trust Dated 1/1/01 (8) B. Riley Asset Management, LLC (8) Bryant R. Riley (8) 11100 Santa Monica Blvd., Suite 800 Los Angeles, CA 90025	2,145,601	---	5.7%

* Each Named Executive Officer and Director has an address c/o Advanced Photonix, Inc., 2925 Boardwalk, Ann Arbor, Michigan 48104.

1. Represents shares issuable pursuant to stock options and stock purchase warrants that are exercisable within 60 days of the Record Date.
2. Represents percentage of issued and outstanding shares of the Company's Common Stock, assuming the beneficial owner (and no other beneficial owner) exercises all stock purchase warrants and stock options which are exercisable within 60 days of the Record Date.
3. Represents shares underlying stock options.
4. Includes 230,263 shares underlying stock options and 89,064 shares underlying stock purchase warrants.
5. Includes 222,368 shares underlying stock options and 178,132 shares underlying stock purchase warrants.
6. Includes 150,283 shares of the Company's Common Stock that are jointly held by Donald Pastor and his wife, Diane Pastor.
7. Includes 1,434,535 shares underlying stock options and 267,196 shares underlying stock purchase warrants.
8. Based on the information provided pursuant to Schedule 13G filed jointly on June 16, 2014 with the SEC. Bryant R. Riley has sole voting power and sole dispositive power with respect to 405,660 shares and shared voting power and shared dispositive power with respect to 1,739,941 shares. Riley Investment Partners, LLP has

shared voting power with respect to 235,850 shares; Riley Investment Management, LLC has shared voting power with respect to 235,850 shares; B. Riley & Co., LLC has shared voting power with respect to 839,272 shares; B. Riley & Co., LLC 401 (K) Profit Sharing Plan has shared voting power with respect to 218,259 shares; Robert Antin Children Irrevocable Trust Dated 1/1/01 has shared voting power with respect to 330,190 shares; and B. Riley Asset Management, LLC has shared voting power with respect to 116,370 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require our executive officers and directors and persons owning more than 10% of our common stock to file certain reports on ownership and changes in ownership with the SEC. Based on a review of our records and other information, we believe that during fiscal year 2014, our executive officers and directors and all persons holding more than 10% of our common stock timely filed all required Section 16 reports.

PROPOSAL 1
ELECTION OF DIRECTORS

Our entire Board is elected each year at the Annual Meeting of Stockholders. The Board is currently composed of six members. Six of the nominees listed below are incumbent directors and one nominee is an officer of the Company, all of whose nominations to serve for a one-year term were recommended by our Nominating and Governance Committee and approved by the Board. The seven nominees include four independent directors as defined in the NYSE MKT rules and regulations.

Each nominee elected as a director will continue in office until the next Annual Meeting of Stockholders or until his or her successor has been elected or appointed. Each person nominated below has consented to be named in this Proxy Statement and has agreed to serve if elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE BOARD'S SEVEN NOMINEES FOR DIRECTOR.

If you grant a proxy, the persons named as proxy holders, Richard D. Kurtz and Jeff Anderson, or any of them, intend to vote the proxy "**FOR**" the election of each of these nominees unless you indicate on the proxy a vote against or an abstention with respect to any of the nominees. If for some reason any director nominee is unable to serve, or for good cause will not serve if elected, the persons named as proxies may vote for a substitute nominee recommended by the Board, and unless you indicate otherwise on the proxy, the proxies will be voted in favor of the remaining nominees. If any substitute nominees are designated for election at the Annual Meeting, we will file an amended proxy statement that, as applicable, identifies the substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected, and includes certain biographical and other information about such nominees required by SEC rules.

Biographical Information for Nominees

The following persons are nominees for election as directors:

Name	Age	Position or Principal Occupation	Director Since
Richard D. Kurtz	62	Chief Executive Officer (**CEO**), President and Director	2000
Robin F. Risser	63	Chief Operating Officer (**COO**), Secretary and Director	2005
Lance Brewer	55	Director	2005
M. Scott Farese	57	Director	1998
Donald Pastor	60	Chairman of the Board and Director	2005
Stephen P. Soltwedel	67	Director	2000
Steven Williamson	60	Chief Technology Officer	

Set forth below is certain information relating to the incumbent directors and the nominee director of the Company.

Richard D. Kurtz – CEO, President and Director
Mr. Kurtz became a director of the Company in February 2000, was appointed CEO in February 2003, and also served as the Company's Chairman of the Board from July 2000 through October 2012. Mr. Kurtz also serves as the President

of Picometrix LLC (**Picometrix**), a wholly-owned subsidiary of the Company formerly known as Picometrix, Inc., and the President of Advanced Photonix Canada, Inc., a wholly-owned subsidiary of the Company established to acquire the non-automotive business assets of Silonex Inc. In June 2006, Mr. Kurtz was appointed to serve as President of the Company. Prior to joining the Company in February 2003, he was director of Client Services and Strategic Planning for Quantum Compliance Systems Inc., a privately owned software company specializing in the development and installation of environmental health and safety management systems. Prior to joining Quantum in June 2001, Mr. Kurtz served as Vice President of Sales and Marketing for Filtertek Inc., an ESCO technology company, for more than thirteen years. Mr. Kurtz's extensive executive experience managing high technology companies, his in-depth knowledge of our Company and its day-to-day operations, and his strong strategic vision for the Company qualify him to serve on the Board.

Robin F. Risser – COO, Secretary and Director
Mr. Risser joined the Company in May 2005 through its acquisition of Picometrix, was appointed Chief Financial Officer of the Company and General Manager of Picometrix at that time and became a director of the Company in July 2005. In April 2011, Mr. Risser was appointed to serve as COO of the Company, and continued to serve as the Company's CFO until Jeff Anderson assumed those duties effective August 29, 2011. Mr. Risser is also the Secretary of the Company. Prior to joining the Company, Mr. Risser served as the Chief Executive Officer and a member of the board of directors of Picometrix since 1992, the year in which he co-founded Picometrix. Mr. Risser also worked at Bendix Corporation from 1973 to 1981, focusing on corporate financial and strategic planning. Mr. Risser is also a member of the Optical Society of America. Mr. Risser has passed the certified public accountant exam and holds an M.B.A. from the University of Michigan. Mr. Risser's intimate knowledge of the Company's operations, his prior experience as the Chief Executive Officer and a member of the board of directors of Picometrix and his substantial expertise in financial matters make him a valuable member of the Board.

Lance Brewer – Director
Mr. Brewer became a director of the Company in July 2005. He has been a partner at the law firm of Brewer & Brewer since 1989, the year in which he co-founded the firm. Brewer & Brewer is headquartered in Newport Beach, California and specializes in the representation of financial institutions, business acquisitions and litigation and insurance defense. Mr. Brewer's career-long experience with matters of business and law informs the Board's consideration of management issues and strategic initiatives, many of which involve complex legal and financial arrangements.

M. Scott Farese - Director
Mr. Farese became a director of the Company in August 1998. Mr. Farese is currently President of Chelsea Partners, a firm which he founded in 2004 that specializes in facilitating private investments in privately held companies. For the thirteen years prior to the establishment of Chelsea Partners, Mr. Farese was employed by Filtertek, Inc., an ESCO technology company, most recently holding the position of Business Unit Director. From 2007 until February 2010, he was the Chief Executive Officer of Memacin, a firm that he co-founded and that specializes in the manufacture and distribution of dietary supplements and nutraceuticals. Mr. Farese's extensive knowledge of the Company, his many years' experience managing high technology businesses that face financial and technical challenges similar to those faced by the Company and his experience in the private investment market make him a valuable member of the Board.

Donald Pastor – Chairman of the Board and Director
Mr. Pastor became a director of the Company in July 2005 and assumed the role of non-executive Chairman of the Board in October 2012. Mr. Pastor is also the President of DP Business Services, a consulting firm which he founded in January 2012, and an Adjunct Professor of Business at Molloy College. From 1986 through June 2012, he served as the President – Electronics Systems Division of Telephonics Corporation. In addition, Mr. Pastor previously served as the Chief Executive Officer of TLSI, a wholly owned subsidiary of Telephonics Corporation, and as the Chief Financial Officer of Telephonics Corporation. For the past thirty years, Mr. Pastor has held a variety of financial, administrative and operational positions in high technology and defense related industries. Mr. Pastor's extensive experience in financial, administrative and operational positions in high technology and defense related industries qualify him for service on the Board.

Stephen P. Soltwedel - Director
Mr. Soltwedel became a director of the Company in February 2000. He is currently a private investor. In May 2007 he retired as President of the Hi-Tech Automotive and Medical Division of ESCO Technologies where he had been

employed since 1979 and had previously held the position of Vice President and Chief Financial Officer. Prior to that, Mr. Soltwedel was employed by the public accounting firm of Baillies Denson Erickson & Smith in Lake Geneva, Wisconsin. Mr. Soltwedel's prior executive experience managing a high technology company and his substantial expertise in financial and accounting matters make him a valuable member of the Board.

Steven Williamson – Chief Technology Officer and Director Nominee
Mr. Williamson joined the Company in May 2005 through its acquisition of Picometrix and was appointed CTO of the Company at that time. Prior to joining the Company, Mr. Williamson served as the President, Chief Technology Officer and a member of the board of directors of Picometrix since 1992, the year in which he co-founded Picometrix. Mr. Williamson earned his B.A. in Physics (Optics) from the University of Rochester, has seventy- five publications in the field of ultra fast optics and optoelectronics and holds seventeen patents. Mr. Williamson's extensive knowledge of the Company and his significant expertise in technology will make him a valuable member of the Board.

CORPORATE GOVERNANCE

We seek to follow best practices in corporate governance in a manner that is in the best interests of our business and our stockholders. We are in compliance with the corporate governance requirements imposed by the Dodd-Frank Act, Sarbanes-Oxley Act, other applicable U.S. and state securities laws, as well as NYSE MKT rules and will continue to review our policies and practices to meet ongoing developments in this area.

Code of Ethical Conduct

The Company has adopted a Code of Ethical Conduct applicable to its President, CEO and CFO pursuant to the Sarbanes-Oxley Act of 2002. In addition the Company has adopted a Code of Business Conduct and Ethics applicable to all employees and directors, including the officers listed above. Both the Code of Ethical Conduct and the Code of Business Conduct and Ethics are published on the Company's web site, www.advancedphotonix.com, under the "Corporate Governance" link on the "Investors" page. Both the Code of Ethical Conduct and the Code of Business Conduct and Ethics are also available in print upon request and at the Company's expense. We will post any amendments to or waivers of either the Code of Ethical Conduct or the Code of Business Conduct and Ethics on the Company's web site.

BOARD MEETINGS AND COMMITTEES

Board Meetings, Annual Meeting and Attendance of Directors

The Board held five meetings during the fiscal year ended March 31, 2014. During fiscal year 2014, each of the directors attended 75% or more of the combined total meetings of the Board and the respective committees on which he served. As a matter of policy, members of the Board are required to make every reasonable effort to attend the Annual Meeting of Stockholders. All members of the Board attended the Company's 2013 Annual Meeting of Stockholders.

Board Leadership Structure

In October 2012 the Board determined to separate the offices of Chairman and CEO, roles formerly held by Mr. Kurtz, and appointed Mr. Pastor as the Company's independent, non-executive Chairman of the Board. Through the appointment of a non-executive Chairman, the Board has strengthened its independent leadership, which the Board believes is a critical aspect of effective governance.

Under our current leadership structure, Mr. Kurtz, in his capacity as CEO, is responsible for the day to day leadership and performance of the Company, while Mr. Pastor, as Chairman of the Board, provides guidance to Mr. Kurtz and senior management, facilitates the development of enhanced reporting mechanisms to improve the Board's oversight of the Company, and sets the agenda for and presides over Board meetings.

Director Independence

The Board has affirmatively determined that the following directors have no material relationship with the Company and are independent within the meaning of Rule 10A-3 of the Exchange Act (**Rule 10A-3**) and NYSE MKT Company Guide Section 803A: Lance Brewer, M. Scott Farese, Donald Pastor and Stephen P. Soltwedel. Independent directors receive no compensation from the Company for service on the Board or the Committees other than directors' fees (with the Chairman of the Board receiving an additional sum for his service as Chairman) and discretionary awards granted under our 2007 Equity Incentive Plan, as amended (the **2007 Equity Plan**).

Executive Sessions

As required by the NYSE MKT listing standards, our non-management directors meet in executive sessions with only non-management directors present at least once annually.

Communications with Directors

You may contact the entire Board, any Committee of the Board, the non-management directors as a group or any individual director by calling the Company's hotline at 800-785-1003 (U.S. and Canada) which is administered by a third party service provider, Lighthouse Services. Lighthouse Services collects all requests for contact and delivers them to the appropriate director or group of directors. The contact information for our hotline is also located on our web site at www.advancedphotonix.com under the "Independent Directors" link on the "Investors" page. Stockholders are also welcome to communicate directly with the Board at the Company's Annual Meeting.

Committees of the Board

The Board has three standing Committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent directors within the applicable definitions of the NYSE MKT listing standards and Rule 10A-3. Each of the Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The Charters for the Audit Committee, the Compensation Committee and the Nominating and Governance Committee have been approved by the Board and are posted on the Company's web site, www.advancedphotonix.com under the "Corporate Governance" link on the "Investors" page. Each Committee's Charter is also available in print to any requesting stockholder at the Company's expense.

Audit Committee. As set forth in the Audit Committee Charter, the Audit Committee's primary responsibilities are to: (1) oversee the Company's financial reporting principles and policies including review of the financial reports and other financial and related information released by the Company to the public, or in certain circumstances governmental bodies; (2) review the Company's system of internal controls regarding finance, accounting, business conduct and ethics and legal compliance that management and the Board have established; (3) review the Company's accounting and financial reporting processes; (4) review and appraise with management the performance of the Company's independent auditors; and (5) provide an open avenue of communication between the independent auditors and the Board. The Audit Committee, chaired by Stephen P. Soltwedel, held four meetings during the fiscal year ended March 31, 2014. During fiscal year 2014, the Audit Committee consisted of Stephen P. Soltwedel, M. Scott Farese and Donald Pastor. The Board has determined that Donald Pastor and Stephen P. Soltwedel each qualify as an "Audit Committee Financial Expert" under the regulations promulgated by the SEC.

Compensation Committee. The Compensation Committee evaluates directors' and management compensation and administers the Company's equity incentive plans. The Compensation Committee, chaired by M. Scott Farese, held seven meetings during fiscal year 2014. The members of the Compensation Committee are M. Scott Farese, Lance Brewer and Donald Pastor. Pursuant to the Compensation Committee Charter, the Compensation Committee is responsible for (i) discharging the Board's responsibilities relating to compensation of the Company's executive officers, (ii) reviewing and approving an annual report on executive compensation prepared by management for inclusion in the Proxy Statement in accordance with applicable rules and regulations and (iii) reviewing and recommending to the Board the fees paid to the independent directors for service on the Board and its Committees. The Compensation Committee made recommendations concerning executive compensation for our executive officers for fiscal year 2014 which were approved by the independent directors of the Board. Further information relating to the Compensation Committee's processes and procedures for the consideration and determination of executive officer compensation is set forth under the heading "*Executive Compensation Discussion and Analysis*" beginning on Page 14 of this Proxy Statement.

Nominating and Governance Committee. The Nominating and Governance Committee identifies individuals qualified to become members of the Board and its Committees and addresses the Company's demands for governance. The Nominating and Governance Committee, chaired by Lance Brewer, held three meetings during fiscal year 2014. The members of the Nominating and Governance Committee are Lance Brewer, M. Scott Farese and Stephen P. Soltwedel. The Nominating and Governance Committee's responsibilities include (i) identifying individuals qualified to become Board members, (ii) recommending individuals to the Board as director nominees and recommending directors to serve as members of the Board's Committees, and (iii) developing and recommending to the Board a set of corporate governance guidelines.

Nomination Procedures

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Governance Committee reviews such directors' overall service to the Company during their terms, including the number of meetings attended, level of participation and quality of performance. The Nominating and Governance Committee identifies potential new director candidates by recommendations from its members, other Board members, Company management and stockholders, and may, if necessary or appropriate, engage a professional search firm to assist in this process.

The Nominating and Governance Committee will also consider nominees recommended by stockholders in accordance with our By-laws as well as those recommended by management or consultants retained by the Nominating and Governance Committee. Under our By-laws and as described in this Proxy Statement under the heading, "*May I propose actions for consideration at next year's Annual Meeting of Stockholders or nominate individuals to serve as directors?*" on Page 5 of this Proxy Statement, any interested person may recommend a nominee by submitting the nomination within the timeframe specified by our By-laws, together with the information and materials required by our By-laws, to Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104. The Nominating and Governance Committee uses the same criteria that it applies to recommendations from the Committee members, directors and members of management to evaluate recommendations for director candidates submitted by stockholders. The Company has not made any changes to the procedures by which stockholders may recommend nominees to the Board since the Company's last proxy statement.

The Nominating and Governance Committee evaluates candidates' skills, expertise, integrity, character, judgment, independence, corporate experience, length of service, willingness to serve, conflicts and commitments (including, among other things, the number of other public and private company boards on which a director candidate serves), and such other factors as it deems appropriate. The Nominating and Governance Committee also considers whether a prospective nominee has appropriate business experience, as well as the ability to make independent, analytical judgments, the ability to be an effective communicator and the ability and willingness to devote the time and effort to be an effective and contributing member of the Board.

The Board's Role in Risk Oversight

The Board is responsible for overseeing the major risks facing the Company and reviewing management's proposals for their mitigation. In addition, the Board has delegated oversight of certain categories of risk to the Audit Committee. The Audit Committee reviews and discusses significant financial and nonfinancial risk exposures and the steps management has taken to monitor, control, and report such exposures. In performing their oversight responsibilities, the Board and the Audit Committee periodically discuss with management the Company's policies with respect to risk assessment and risk management. The Audit Committee reports to the Board regularly on matters relating to the specific areas of risk that the Audit Committee oversees. Additionally, as discussed below in "*Executive Compensation Discussion and Analysis*", the Compensation Committee attempts to design compensation standards for the Company's personnel in a way that discourages behavior that may lead to excessive risk-taking.

Named Executive Officers of API

Name	Position with API
Richard D. Kurtz	President and CEO
Robin F. Risser	COO and Secretary
Jeff Anderson	Chief Financial Officer (**CFO**)
Steven Williamson	Chief Technology Officer (**CTO**)

Set forth below is certain biographical information concerning our Named Executive Officer who is not also a director or director nominee:

Mr. Anderson, age 55, joined the Company on August 29, 2011 as its new CFO and has over 30 years of business experience, starting in public accounting and moving into a number of high technology companies. From June 2002 until joining API, Mr. Anderson served as the Vice President of Finance and Corporate Controller of the principal domestic operating subsidiary of ON Semiconductor Corporation. Prior to joining ON Semiconductor Corporation, he held various financial management positions at Honeywell, Maxtor, and several high-growth private technology companies. Mr. Anderson received his undergraduate degree in Accounting from the University of Minnesota and his MBA from Regis College in Denver. He passed the CPA exam in May of 1981 and the CMA exam in December of 1985.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee is responsible for setting and administering the policies that govern executive salaries, cash bonus awards and equity incentive awards. The Compensation Committee reviews and approves, or in some cases recommends for the approval of the full Board, the annual compensation, including equity grants, for API's executive officers, including Richard D. Kurtz, President and CEO; Robin F. Risser, COO and Secretary; Jeff Anderson, CFO; and Steven Williamson, CTO (collectively, the **Named Executive Officers** or the **NEOs**). The Compensation Committee operates pursuant to a charter that further outlines the Compensation Committee's specific authority, duties and responsibilities and may, pursuant to its charter, form and delegate authority to subcommittees when appropriate.

Introduction

Our compensation programs are designed to reward our Named Executive Officers for their contributions to the Company's achievements aimed at long-term strategic management and enhancement of stockholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. Our Named Executive Officers' total compensation is composed of a mix of base salary, annual cash incentive bonus and long-term incentive equity awards that include both stock options and stock grants. Depending on the needs of the Company, incentive compensation may be issued in the form of discretionary grants or pursuant to the Company's Executive Incentive Compensation Plan (the **Bonus Plan**).

Objectives of the Compensation Program

The Company's compensation program, including its executive compensation program, is designed to provide compensation packages that attract, motivate and retain outstanding executive personnel. In particular, the Company generally compensates its Named Executive Officers with a mix of cash and equity compensation that is designed to be both competitive with the compensation offered by peer companies that operate in similar industries and to closely align the interests of the Company's Named Executive Officers with the interests of our stockholders.

What the Compensation Program is Designed to Reward

The compensation program for the Company's Named Executive Officers is designed to reward contributions to the Company's short and long term growth and enhancement of stockholder value, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking. The Compensation Committee does not consider the Company's current compensation program to encourage unnecessary or excessive risk-taking by the Named Executive Officers and from time to time reviews the program to determine if any such risk-taking may be so encouraged.

Principles and Methodologies for Setting Compensation

The Compensation Committee reports to the Board and is responsible for setting and administering the Company's compensation program and policies as well as monitoring the Company's compensation philosophy and objectives. Upon conclusion of each fiscal year, the Compensation Committee reviews and recommends to the independent directors for approval various compensation elements, including base salaries and, if applicable, "target" bonuses" (expressed as a percentage of base salary) for the next fiscal year for the Named Executive Officers. For those fiscal years in which the Bonus Plan is in effect, the Compensation Committee also determines whether a bonus was achieved under the Company's Bonus Plan for the Company's fiscal year just ended and, if achieved, whether such bonus will be paid in the form of cash, restricted stock, or some combination thereof.

Alternatively, if the Bonus Plan is not in effect for a fiscal year, the Compensation Committee determines whether to grant equity awards under the Company's 2007 Equity Incentive Plan (the **2007 Equity Plan**) or recommend to the Board that a discretionary cash bonus be awarded. In making this determination, the Compensation Committee evaluates the performance achievements and strategic accomplishments of each Named Executive Officer and of the Company during the year from the perspectives of both long-term growth and current results. In light of the Company's goal of providing compensation that is competitive with its peer companies in the technology industry, the Compensation Committee also considers the results of the compensation surveys that are prepared by its external compensation consultants from time to time. With respect to the CEO's discretionary bonus, in addition to reviewing both the aforementioned performance data and comparative compensation information, the Compensation Committee also considers the CEO's self-evaluation of how well he believes he performed against his commitments in the year, with an assessment of his performance against the Company's stated strategic objectives and, if available, recommendations from the Compensation Committee's external compensation consultants. With respect to discretionary bonuses for the other Named Executive Officers, the Compensation Committee receives recommendations from the

CEO and other performance evaluations and, based on such input and the aforementioned performance data and comparative compensation information, provides its recommendations to the Board.

Peer Group Review

During the 2014 fiscal year, the Compensation Committee engaged Lipis Consulting, Inc. (**Lipis**), an independent compensation consulting firm specializing in compensation issues, to survey named executive officer and director compensation practices at other technology companies (the **Peer Group**). Lipis identified the following twelve (12) companies as the Peer Group for the Company's CEO and CFO: Alliance Fiber Optic Products Inc., Gigoptix Inc., Kopin Corporation., Luna Innovations Incorporated, Micropac Industries Inc., Netlist Inc., NVE Corporation, Quicklogic Corp., Semileds Corporation, Solar Enertech Corp., Spire Corp. and Transwitch Corporation. Lipis identified the following two (2) companies as the Peer Group for the COO: Semileds Corporation and Spire Corporation and the following four (4) companies for the Company's CTO: Gigoptix Inc., Kopin Corporation., Luna Innovations Incorporated, and Quicklogic Corp. The Lipis compensation analysis (the **Lipis Report**) indicated that while base salaries for the Company's CEO, COO and CTO were slightly below, and the Company's CFO was slightly above, respectively, the medians of their respective Peer Group, total compensation levels were substantially less than the total compensation paid by companies in their respective Peer Groups to officers holding comparable positions.

Elements of Executive Compensation; How the Compensation Committee Chose Amounts

The elements we use to achieve our compensation objectives, and to enable the Company to retain, motivate, engage, and reward our Named Executive Officers and other executives include base salary, annual incentive compensation and long-term equity compensation.

Element/Type of Plan	Link to Compensation Objectives	Key Features
Base Salary (Cash)	♦ Fixed amount of compensation for performing day-to-day responsibilities. ♦ Provides financial stability and security.	♦ Competitive pay that takes into consideration the salary paid to persons in similar positions at other technology companies (**Peer Companies**), the executive's performance, criticality of the executive's position, and the executive's knowledge, skills and experience. ♦ Executives may be eligible for an annual increase depending on individual performance, their level of pay compared to the salaries paid to persons in similar positions at Peer Companies, and upon a change in role and responsibilities.
Annual Incentive (Cash and/or Equity Awards)	♦ Motivates and rewards for achievement of key operational and personal development goals measured over the current fiscal year. ♦ In fiscal years when the Bonus Plan is in effect, utilization of sales results and earnings metrics and a range of payouts based on the achievement of such metrics (as opposed to an "all or nothing" payout scheme) functions to mitigate risk.	♦ If the Bonus Plan is not in effect for a fiscal year, a discretionary cash bonus may be awarded based on the Compensation Committee's evaluation of an executive's performance. ♦ If the Bonus Plan is in effect for a fiscal year: o A target bonus ranging between 30% and 50% of base salary is established for each NEO. o Goals are set annually and the financial metrics are tied to the Company's annual budget. o At the discretion of the Compensation Committee, bonuses may be settled in cash, equity, or a combination of both.
Long-Term Incentive (Stock Options & Time-based Restricted Stock Awards)	♦ Motivates and rewards for sustaining long-term financial and operational performance that increases stockholder value. ♦ Encourages continued employment through vesting periods in order to obtain shares.	♦ **Stock Options**: o Encourages achievement of long-term performance goals since value is entirely dependent upon long-term increases in the price of the Company's Class A Common Stock (**Stock**). o Minimum vesting schedule of 6 months. o Generally vest in three installments with 33%, 33% and 34% vesting on the 6-month, 1st year and 2nd year anniversary, respectively, of the grant date. ♦ **Time-based Restricted Stock Awards**: o Encourages achievement of long-term performance goals since value increases in direct proportion to increases in the value of the Company's Stock. o Generally vest in three installments with 33%, 33% and 34% vesting on the 6-month, 1st year and 2nd year anniversary, respectively, of the grant date.

Base Salary.

As described above, base salary is the primary fixed element in the Company's compensation program and is intended to provide an element of certainty and security to the Company's Named Executive Officers on an ongoing basis. While executive salaries are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other material change in responsibilities, an increase in base salary is not automatic or guaranteed. Increases in salary are based on an evaluation of the individual's performance, the Company's financial condition and, when such information is available, the level of pay compared to the salaries paid to persons in similar positions at Peer Companies.

While historically the base salaries paid to the Company's Named Executive Officers have generally been in the lower range or median of the base salaries paid by the Company's Peer Companies, the Compensation Committee determined not to make any adjustment to the base salaries of the Company's Named Executive Officers for fiscal year 2014. To insure that the Company is able to meet its obligations under the Company's credit facilities with Silicon Valley Bank (**SVB**) and Partners for Growth III, L.P. (**PFG**), the Company's Named Executive Officers entered into amendments to their employment agreements on March 5, 2014 pursuant to which each Named Executive Officer's base salary was temporarily reduced by 25% for the period commencing March 1, 2014 and ending May 31, 2014. The Named Executive Officers had also voluntarily waived 20% of their respective base salaries that would otherwise be payable for the period commencing March 1, 2013 and ending July 31, 2013. The employment agreements of the Named Executive Officers were amended on February 28, 2013 to reflect this voluntary 20% base salary reduction for such period.

Annual Incentive.

In fiscal year 2014, the Compensation Committee did not utilize the Bonus Plan pursuant to which it pays incentive bonuses (which may be paid in the form of cash, restricted stock, or some combination thereof) based upon achievement of certain Company performance objectives relating to Sales results and EBIT Percentage results (each term as defined in the Bonus Plan). In evaluating whether to recommend to the Board that a discretionary cash bonus be awarded, the Compensation Committee considered the following performance achievements that occurred during fiscal year 2014: the efforts undertaken to strengthen the Company's liquidity and access to capital during fiscal year 2014, including the amendments to the SVB credit facility and the credit agreement with PFG that provided the Company increased flexibility in meeting its financial covenants; the continued expansion of the Company's value-added reseller (**VAR**) network to support the Company's Terahertz product line; the follow on orders from the Company's China based telecom OEM customer to supply the CR-100D for their 100G optical transport network equipment; the execution of a volume purchase agreement covering a substantial number of units of industrial sales systems with a customer who manufactures process control equipment and has limited exclusive rights to purchase the Company's T-Gauge® sensor; the 23% increase in net sales from $23,649,000 in fiscal year 2013 to $29,041,000 in fiscal 2014; the 3% decrease in net losses of $(4,387,000) in fiscal year 2013 to $(4,264,000) in fiscal year 2014; and the fact that the stock price of the Company's Stock increased during fiscal year 2014 from $0.47 a share as of the end of fiscal year 2013 to $0.63 a share as of the end of fiscal year 2014. Despite these accomplishments, in light of the Company's negative cash flow in fiscal 2014, the Compensation Committee determined not to recommend discretionary cash bonuses to any of the Company's Named Executive Officers.

Equity Awards.

The Compensation Committee believes that incentivizing executives to focus on long-term performance is of particular importance and that one of the most effective ways to accomplish this objective is to provide the Company's Named Executive Officers with equity awards, the value of which is dependent upon the performance of the Company's Stock. Equity ownership also aligns the interests of the Named Executive Officers with those of their fellow stockholders since its value is dependent on the value of the Company's Stock. Equity awards are typically subject to vesting or forfeiture provisions which operate to help encourage the Named Executive Officers to maintain their employment with the Company. For these reasons, equity compensation is generally a significant element of the total annual compensation of the Company's Named Executive Officers.

Under the 2007 Equity Plan, employees, including the Named Executive Officers, may be granted stock options and stock awards, which may be subject to time-based or performance-based vesting. The Compensation Committee may issue stock awards to encourage achievement of long-term performance goals, since the value of this type of compensation increases in direct proportion to increases in the value of the Company's Stock. In addition to stock awards, the Compensation Committee may award stock options as an incentive to create long-term stockholder value. The award of stock options achieves this purpose because the value of stock option awards is entirely dependent upon long-term increases in the price of the Company's shares. Similar to stock awards, stock options also vest over time and thus reward sustained performance by executive officers and discourage unnecessary risk.

Following the conclusion of fiscal year 2014, the Compensation Committee evaluated the performance of both our Named Executive Officers and the Company over the preceding fiscal year when determining whether to grant discretionary equity awards. In connection with its evaluation, the Compensation Committee noted, among other things, the increase in net sales that occurred during fiscal year 2014; the development and continued expansion of the VAR network; the amendments to the credit agreement with SVB and PFG; the receipt of follow on orders for the CR-100D and the execution of a volume purchase agreement for the sale of a number of units of industrial sales systems. In particular, the Compensation Committee took into consideration the following key developments in fiscal year 2014:

- The expansion of the VAR network to support the Company's Terahertz product line.
- Sales growth across three of the Company's four major markets during fiscal year 2014, resulting in a 23% revenue increase from \$23.6 million in fiscal year 2013 to \$29.04 million.
- The increase in the Company's stock price during fiscal year 2014 from \$0.47 a share as of the end of the fiscal year 2013 to \$0.63 a share as of the end of fiscal year 2014.

In light of the Company's negative cash flow in fiscal 2014, however, the Compensation Committee did not approve any grants of stock options under the 2007 Equity Plan to the CEO, COO, CFO and CTO.

Employment Agreements, Post-Termination Benefits and Change in Control Arrangements

Employment Agreements, Post-Termination Benefits. The Company has historically entered into employment agreements with its Named Executive Officers. The Compensation Committee believes that employment agreements with its Named Executive Officers provide significant benefits to the Company's stockholders due to the non-competition, non-solicitation, confidentiality and work for hire provisions contained in the agreements and the certainty and security that such agreements provide to the Named Executive Officers, which in turn improves each Named Executive Officer's ability to focus on the Company's long-term interests.

On August 19, 2011, the Company entered into an employment agreement with Mr. Anderson in connection with his appointment as the Company's CFO, and amended and restated its existing employment agreements with Messrs. Kurtz, Risser and Williamson (each an ***Employment Agreement*** and collectively, the ***Employment Agreements***). Aside from provisions contained in Mr. Anderson's Employment Agreement providing for a shorter severance period, a \$50,000 relocation allowance and an initial grant of equity, the Employment Agreements are substantially the same and provide, among other things, that the Named Executive Officers will (i) be eligible to receive incentive compensation if the performance based goals established under the Bonus Plan are met in years when the Bonus Plan is in effect or, for years when the Bonus Plan is not in effect, as determined by the Board; (ii) receive severance payments under certain circumstances; and (iii) be subject to standard limitations on competition or interference with the Company both during and after termination of their employment. Further information relating to the employment agreements is set forth under the heading "*Employment Agreements, Post-Termination Benefits and Change in Control Arrangements*" beginning on Page 24.

As noted above under the heading "*Base Salary*", each of the Employment Agreements was amended on March 5, 2014 and February 28, 2013 to reduce the base salaries of the Company's Named Executive Officers by 25% and 20% over the period commencing March 1, 2014 and ending May 31, 2014 and March 1, 2013 and ending July 31, 2013, respectively, to assist the Company in meeting certain liquidity requirements under the Company's credit facilities with SVB and PFG.

Change in Control Arrangements. The Employment Agreements do not provide benefits to any Named Executive Officer in the event of a change in control of the Company. Under the 2007 Equity Plan, the Board may, in its sole discretion, accelerate vesting of stock options and stock awards in connection with a change in control. The Compensation Committee views such change in control benefits as a potentially valuable compensation element to attract and retain the highest quality executive officers and will continue to evaluate their usefulness on a case-by-case basis.

Benefits. The Named Executive Officers are also eligible to participate in the same health benefit plans, retirement plans and perquisites made available to the other benefits-eligible employees of the Company, except that the Named Executive Officers are also entitled to supplemental long-term disability benefits which are greater than those offered by the Company to its other employees. The cost to the Company for this benefit is included in the Summary Compensation Table under the category "*All Other Compensation.*"

Certain Tax and Accounting Considerations: Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986 (the **Code**) generally limits the deductibility of compensation (other than qualified performance-based compensation) in excess of $1,000,000 paid in a taxable year to a company's chief executive officer and the four other most highly compensated executive officers. The Company considers the impact of this deductibility limitation on its compensation program, but recognizes that there may be cases in which authorized compensation exceeds the limits contemplated in Section 162(m) of the Code.

Current accounting rules, including Financial Accounting Standards Board Accounting Standards Codification Topic 718 (**FASB ASC 718**), "Compensation-Stock Compensation", require the Company to record as an expense the estimated fair market value of stock option grants and stock awards, which reduces the Company's reported profits. The Compensation Committee considers this expense when determining the types and values of equity awards to be granted to employees, including the Named Executive Officers.

The Company uses the Black-Scholes model to determine the fair value of stock option grants, ensuring that the amount of compensation accrued annually by the Company in connection with its stock option grants may be more easily compared year to year since the Black-Scholes model is the same methodology used by the Company to determine its compensation expense in accordance with FASB ASC 718.

REPORT OF THE COMPENSATION COMMITTEE[1]

With respect to the fiscal year ended March 31, 2014, the Compensation Committee hereby reports as follows:

1. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis set forth in this proxy statement, as required by Item 402(b) of Regulation S-K; and

2. Based on the review and discussions referred to in paragraph 1 above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement on Schedule 14A filed with the SEC.

ADVANCED PHOTONIX, INC.
COMPENSATION COMMITTEE

M. Scott Farese (Chairman)
Donald Pastor
Lance Brewer

---

(1) Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Report of the Compensation Committee shall not be deemed incorporated by reference in any such filings.

TABULAR COMPENSATION DISCLOSURE

The following tables summarize our Named Executive Officer and non-employee director compensation as follows:

1. **Summary Compensation Table.** The Summary Compensation Table on Page 21 and related discussion summarize the compensation earned by or paid to our Named Executive Officers for the fiscal years ended March 31, 2014, 2013 and 2012, including salary earned, the aggregate grant date fair value of stock awards and option awards granted to our Named Executive Officers, and all other compensation paid to our Named Executive Officers, including perquisites.

2. **Grants of Plan-Based Awards Table.** No grants of plan-based awards were made to our Named Executive Officers for the fiscal year ended March 31, 2014.

3. **Outstanding Equity Awards at Fiscal Year-End Table.** The Outstanding Equity Awards at Fiscal Year-End Table on Page 23 and related discussion summarize the unvested stock awards and all stock options held by our Named Executive Officers as of March 31, 2014.

4. **Option Exercises and Stock Vested Table.** The Option Exercises and Stock Vested Table on Page 23 and related discussion summarize our Named Executive Officers' option exercises and stock award vesting during the fiscal year ended March 31, 2014.

5. **Potential Payments Upon Termination Table.** The Potential Payments Upon Termination Table on Page 25 and related discussion summarize payments and benefits that would be made to certain of our Named Executive Officers in the event of certain employment terminations.

6. **Director Compensation Table.** The Director Compensation Table on Page 25 and related discussion summarize the compensation paid to our non-employee directors during the fiscal year ended March 31, 2014, including cash compensation and the aggregate grant date fair value of stock awards and option awards granted to our non-employee directors.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for each of our Named Executive Officers for each of the fiscal years ended March 31, 2014, 2013 and 2012.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)(3)
Richard D. Kurtz, CEO and President	2014	269,187	-	-	-	-	3,853	273,040
	2013	290,090	-	19,190	-	-	14,272	323,552
	2012	295,000	-	92,586	-	-	14,857	402,443
Robin F. Risser, COO, CFO and Secretary	2014	237,250			-	-	6,994	244,244
	2013	255,667	-	9,595	-	-	17,425	282,687
	2012	260,000	-	51,848	-	-	18,108	329,956
Jeff Anderson, CFO	2014	182,500					3,035	185,535
	2013	196,667	-	9,595	-	-	10,700	216,962
	2012	200,000	-	92,646	95,000	-	3,248	390,894
Steven Williamson, CTO	2014	191,625	-	-	-	-	5,813	197,438
	2013	206,497	-	9,595	-	-	15,286	231,378
	2012	210,000	-	44,441	-	-	15,389	269,830

(1) Represents the aggregate grant date fair values of stock option awards granted during the fiscal years ended March 31, 2014, 2013 and 2012 computed in accordance with FASB ASC Topic 718. Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the Named Executive Officers. For a discussion of valuation assumptions used in calculating the amounts reported for fiscal years 2014, 2013 and 2012, see Note 8 to our Consolidated Financial Statements included in our Annual Reports on Form 10-K for the fiscal years ended March 31, 2014, 2013 and 2012, respectively.

(2) Amounts include life insurance premiums, Company matching contributions to the Company's 401K Savings Plan, medical opt-out and long-term and short-term disability premiums.

(3) There are no above-market or preferential earnings on deferred compensation. Consequently, the Summary Compensation Table does not include earnings on deferred amounts. In addition, none of the Named Executive Officers is eligible for pension benefits because API does not have a defined benefit retirement program.

GRANTS OF PLAN-BASED AWARDS

There were no grants of plan-based awards for the Named Executive Officers for the fiscal year ended March 31, 2014.

Narrative Addendum to the Summary Compensation Table and the Grants of Plan-Based Awards Table

2007 Equity Incentive Plan

We presently grant equity awards under our 2007 Equity Incentive Plan (the **2007 Equity Plan**), and we will grant equity awards under our 2014 Employee Equity Incentive Plan (the **2014 Employee Equity Plan**) which was previously adopted by the Board and with respect to which our stockholders are being asked to vote in favor of *"Proposal 3"* of this Proxy Statement. A full description of the terms of the 2014 Employee Equity Plan is set forth on Page 28 of this Proxy Statement under "*Proposal 3*."

Pursuant to the 2007 Equity Plan, employees, including the Named Executive Officers, may be granted options to purchase shares of the Company's Class A Common Stock (**Stock**) and stock awards (collectively, the **Awards**). The exercise price of all options, including Incentive Stock Options (**ISOs**) as defined by Section 422 of the Internal Revenue Code of 1986 (the **Code**), is the fair market value of the shares on the grant date. The 2007 Equity Plan provides that a committee (the **Committee**) composed of no fewer than three (3) members of the Board, each of whom meets the definition of "outside director" under the provisions of Section 162(m) of the Code and the definition of "non-employee director" under the provisions of the Exchange Act or rules and regulations promulgated thereunder, shall administer the 2007 Equity Plan and determine which employees are granted Awards and the number of shares subject to each Award.

All employees of the Company and its subsidiaries as well as the Company's non-employee directors, consultants and advisors, are eligible to receive Awards under the 2007 Equity Plan. Other than with respect to the non-discretionary automatic director grants pursuant to which each then serving non-employee director receives an annual grant on September 1 of that number of stock options having a value of $25,000 as determined on the grant date in accordance with the Black-Scholes option pricing model, the Committee determines which employees and directors are granted Awards and the number of shares subject to each Award. See "*Director Compensation – Automatic Equity Grants*" below for additional information concerning non-employee director grants under the 2007 Equity Plan. The non-employee directors have waived their right to receive the automatic annual director grants. In addition, as discussed on Pages 14 and 15 of this Proxy Statement under the headings "*Principles and Methodologies for Setting Compensation*" and "*Elements of Executive Compensation; How the Compensation Committee Chose Amounts*", respectively, bonuses payable to the Named Executive Officers under the Company's Executive Incentive Compensation Plan (the **Bonus Plan**) may be paid in the form of stock issued pursuant to the 2007 Equity Plan. As described above beginning on Page 16 of this Proxy Statement under the heading "*Equity Awards*", the Compensation Committee did not approve any discretionary grants of stock options under the 2007 Equity Plan to the CEO, COO, CFO and CTO.

Upon termination of employment (unless due to death, disability or retirement), unless otherwise specified in an Option Agreement or as otherwise determined by the Compensation Committee, vested options granted to an employee remain exercisable for three months following such termination; *provided, however*, that a terminated employee who continues to provide services as a non-employee director or consultant will be deemed an employee for the period of such services or consultancy (for this purpose, with respect to non-incentive stock options only). Subject to certain conditions, upon a termination of employment due to the death of an employee, all unvested options then held become fully exercisable and remain so for the remainder of their terms. Subject to certain conditions, upon the termination of employment due to the retirement or disability of an employee, all unvested options then held will continue to vest and will remain exercisable for the remainder of their terms. Upon a termination of employment for any reason, restricted stock granted to an employee as to which vesting conditions have not been satisfied or waived are forfeited.

Prior to the adoption of the 2007 Equity Plan, the Company granted options under its 1997 Employee Stock Option Plan and its 2000 Stock Option Plan (together, **Prior Option Plans**). Following adoption of the 2007 Equity Plan, the Company ceased to award options under the Prior Option Plans. However, all outstanding options awarded under the Prior Option Plans continue to be governed by the terms of such Prior Option Plans and the individual Option Agreements relating thereto.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table sets forth information regarding each unexercised option and unvested stock award held by each of our Named Executive Officers as of March 31, 2014:

	OPTION AWARDS				STOCK AWARDS	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Richard D. Kurtz	28,000	-	2.25	6/10/2014	-	-
	21,000	-	2.32	6/03/2015	-	-
	100,000	-	1.50	6/10/2018	-	-
	98,684	-	1.51	6/26/2021	-	-
	50,000	-	0.63	6/11/2022	-	-
Robin F. Risser	100,000	-	2.11	5/02/2015	-	-
	50,000	-	1.50	6/10/2018	-	-
	55,263	-	1.51	6/26/2021	-	-
	25,000	-	0.63	6/11/2022	-	-
Jeff Anderson	80,000	80,000(1)	0.95	8/28/2021	50,000(2)	31,500
	25,000	-	0.63	6/11/2022	-	-
Steven Williamson	100,000	-	2.11	5/02/2015	-	-
	50,000	-	1.50	6/10/2018	-	-
	47,368	-	1.51	6/26/2021	-	-
	25,000	-	0.63	6/11/2022	-	-

(1) A stock option of 160,000 shares was granted on August 29, 2011 and was exercisable as to 40,000 shares on August 29, 2012 and an additional 40,000 shares on August 29, 2013. The stock option becomes exercisable as to an additional 40,000 shares on August 29, 2014 and an additional 40,000 shares on August 29, 2015.

(2) A stock award of 100,000 shares was granted on August 29, 2011 and was subject to a risk of forfeiture which lapsed with respect to 25,000 shares on August 29, 2012 and an additional 25,000 shares on August 29, 2013. The stock award is subject to a risk of forfeiture which lapses with respect to 25,000 shares on August 29, 2014 and an additional 25,000 shares on August 29, 2015.

OPTION EXERCISES AND STOCK VESTED

No options were exercised by any of the Named Executive Officers during the fiscal year ended March 31, 2014. The following table sets forth information regarding vesting of restricted stock during fiscal year 2014:

	STOCK AWARDS	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Richard D. Kurtz	-	-
Robin F. Risser	-	-
Jeff Anderson	-	-
Steven Williamson	-	-

(1) The value realized on vesting is calculated as the product of the number of shares vesting and the fair market value of the shares on the vesting date.

EMPLOYMENT AGREEMENTS, POST-TERMINATION BENEFITS AND CHANGE IN CONTROL ARRANGEMENTS

Employment Agreements. The Company has historically entered into employment agreements with its Named Executive Officers. As noted above under the heading "*Employment Agreements, Post-Termination Benefits and Change in Control Arrangements*" beginning on Page 17 of this Proxy Statement, on August 19, 2011, the Company entered into an employment agreement with Mr. Anderson in connection with his appointment as the Company's CFO, and amended and restated its existing employment agreements with Messrs. Kurtz, Risser and Williamson (each an **Employment Agreement** and collectively, the **Employment Agreements**) that same day.

Aside from provisions contained Mr. Anderson's Employment Agreement providing for a shorter severance period, and a $50,000 relocation allowance and an initial grant of equity provided in connection with his hiring, the Employment Agreements are substantially the same and provide, among other things, that the Named Executive Officers (x) will be eligible to receive incentive compensation if the performance based goals established under the Bonus Plan are met in years when the Bonus Plan is in effect or, for years when the Bonus Plan is not in effect, as determined by the Board; (y) will receive severance payments under certain circumstances; and (z) will be subject to standard limitations on competition or interference with the Company following termination. In particular, if an Named Executive Officer's employment is terminated by the Named Executive Officer for Good Reason or by the Company Without Cause or due to the Named Executive Officer's Disability (each term as defined in the Employment Agreements), each Employment Agreement provides that, subject to the Named Executive Officer's execution and delivery of a general release, the Company will, among other things, (i) continue to pay to the Named Executive Officer for a period of two years (one year in the case of Mr. Anderson's Employment Agreement) commencing upon such termination (the **Pay-Out Period**) his base salary in effect at the time of termination; (ii) pay the Named Executive Officer any accrued but unpaid bonus earned by him under the Bonus Plan with respect to the fiscal year preceding the year of termination plus, in years when the Bonus Plan is in effect, a prorated portion (based on a fraction, the numerator of which is the number of days in the fiscal year preceding the date of termination and the denominator of which is 365) of any bonus that would have been earned by him under the Bonus Plan for the fiscal year of termination assuming that such Named Executive Officer's employment had continued for the full fiscal year; and (iii) use its reasonable best efforts to ensure that the Named Executive Officer continues to participate in the Company's group medical and dental health insurance plans during the Pay-Out Period and, in any event, pay to the Named Executive Officer an amount equal to the monthly costs for such coverage. Each Employment Agreement further provides that upon termination the Named Executive Officer will be subject to standard limitations on competition or interference with the Company for the longer of any Pay-Out Period or one year.

As noted above under the heading "*Base Salary*" on Page 16 of this Proxy Statement, each of the Employment Agreements was amended on March 5, 2014 and February 28, 2013 to reduce the base salaries of the Company's Named Executive Officers by 25% and 20% over the period commencing March 1, 2014 and ending May 31, 2014 and March 1, 2013 and ending July 31, 2013, respectively, to assist the Company in meeting certain liquidity requirements under the Company's credit facilities with SVB and PFG (the **NEO Salary Reduction Amendments**).

In addition to the above, the Company's Employment Agreements with its CEO and COO obligate the Board to endeavor to maintain each of the CEO and COO as a director during the term of their respective Employment Agreements.

POTENTIAL PAYMENTS UPON TERMINATION

The following table sets forth the compensation that would have been received by each of the Named Executive Officers (**NEOs**) had his employment been terminated as of March 31, 2014 (i) by the Company without Cause, (ii) as a result of the disability of the NEO, or (iii) by volition of the NEO with Good Reason.

Name	Salary Continuation ($)(1)	Bonus Plan Compensation ($)(2)	Medical Benefit Continuation ($)(3)	Accrued Vacation Time($)	Total($)
Richard D. Kurtz	590,000	-	31,689	25,344	647,033
Robin F. Risser	520,000	-	40,895	16,172	577,067
Steven Williamson	420,000	-	40,895	26,519	487,414
Jeff Anderson	200,000	-	20,448	6,731	227,179

(1) Equals two times the 2014 base salary, payable over two years, for Messrs. Kurtz, Risser and Williamson, and one times the 2014 base salary, payable over one year, for Mr. Anderson.

(2) Under their respective Employment Agreements, each Named Executive Officer is entitled to receive a prorated portion (based on a fraction, the numerator of which is the number of days in the fiscal year preceding the date of termination and the denominator of which is 365) of any bonus that would have been earned by him under the Bonus Plan for the fiscal year of termination assuming that such Named Executive Officer's employment had continued for the full fiscal year. Since the Bonus Plan was not implemented in fiscal year 2014, none of the Named Executive Officers would be entitled to any bonus compensation in connection with their termination.

(3) Equals 24 times the monthly premium under the Company's group medical and dental plans for Messrs. Kurtz, Risser and Williamson and 12 times the monthly premium under the Company's group medical and dental plans for Mr. Anderson.

Change in Control. The Employment Agreements do not provide benefits to any Named Executive Officer in the event of a change in control of the Company. Under the 2007 Equity Plan, the Board may, in its sole discretion, accelerate vesting of stock options and stock awards in connection with a change in control.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid by the Company to its non-employee directors for the fiscal year ended March 31, 2014.

Name	Fees Earned or Paid in Cash ($)	Stock Awards $(1)	Option Awards ($)(1)(2)	Total ($)
Lance Brewer	41,868	-	-	41,868
M. Scott Farese	44,593	-	-	44,593
Donald Pastor	107,031	-	-	107,031
Stephen P. Soltwedel	45,962	-	-	45,962

(1) Represents the aggregate grant date fair value related to stock awards and stock option awards granted in fiscal year 2014 computed in accordance with FASB ASC Topic 718. Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the directors. For a discussion of valuations assumptions used in calculating the amounts reported, see Note 8 to the Company's Consolidated Financial Statements included in its Annual Report on Form 10-K for the year ended March 31, 2014.

(2) Pursuant to the terms of the 2007 Equity Plan, each of our non-employee directors who was re-elected at our 2013 Annual Meeting of Stockholders was entitled to receive an automatic grant of stock options on September 1, 2013 having a value of $25,000 calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes in preparation of its financial statements), with the number of options rounded up to the nearest whole share. Prior to the grant date, each non-employee director irrevocably waived his right under the 2007 Equity Plan to receive stock options having a value of $18,700.

Director Fees

Our non-employee directors are entitled to receive the following standard compensation arrangements: a $40,650 annual retainer fee for services as a director, a fee of $1,000 for each Board meeting attended in person, $500 for each Board meeting attended telephonically and $750 for each Committee meeting attended, a $250 quarterly retainer for the Chairman of the Compensation Committee, a $625 quarterly retainer for the Chairman of the Audit Committee, and reimbursement for expenses associated with travel to any Board or Committee meeting incurred by any out-of-town non-employee director. In addition, the Chairman of the Board is entitled to receive a monthly retainer of $7,000, reimbursement of reasonable business expenses incurred in connection with Company business, and equity awards at the discretion of the Compensation Committee.

In connection with the NEO Salary Reduction Amendments, the non-employee directors voluntarily waived 25% and 20% of the fees that that would otherwise be payable with respect to the periods commencing March 1, 2014 and ending May 31, 2014 and March 1, 2013 and ending July 31, 2013, respectively, to assist the Company in meeting certain liquidity requirements under the Company's credit facilities with SVB and PFG.

Automatic Equity Grants

The Company's non-employee directors participate in the 2007 Equity Plan. Under the 2007 Equity Plan, upon a non-employee director's initial appointment to the Board, such director receives an automatic initial stock grant covering that number of shares of Common Stock having a fair market value on the date of grant of $25,000 (pro-rated for the period from the date of appointment to the following September 1), which fully vests on the six month anniversary of the grant date. On September 1 of each year, each then serving non-employee director will receive an automatic grant of options having a value of $25,000 on the grant date (calculated in accordance with the Black-Scholes option pricing model utilizing the same assumptions that the Company utilizes in preparation of its financial statements), which fully vests on the six month anniversary of the grant date. Notwithstanding the preceding, any non-employee director who received an initial option grant under any prior option plans of the Company that is not fully-vested on the date such director would otherwise receive an automatic stock grant or option grant, as applicable, will not be entitled to receive such stock grant or option grant, as applicable.

At the Annual Meeting we are proposing that the Company's stockholders consider and act upon the Company's 2014 Employee Equity Plan. In the event that the 2014 Employee Equity Plan is adopted by our stockholders at the Annual Meeting, the automatic director grant provisions under Section 6 of the 2007 Equity Plan will automatically terminate. The Compensation Committee will retain the right to recommend the grant of discretionary awards under the 2007 Equity Plan, but the Compensation Committee has determined that any such awards made to the non-employee directors will be subject to the attainment of objective performance conditions to be established by the Compensation Committee and approved by the Board. The performance conditions will be "substantially uncertain" within the meaning of regulations adopted under Section 162(m) of the Code. A full description of the terms of the 2014 Employee Equity Plan is set forth on Page 28 of this Proxy Statement under "*Proposal 3*."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's written Code of Business Conduct and Ethics provides that all conflicts of interest, including transactions with executive officers, directors or their family members, are prohibited unless approved by the Board or a Committee of the Board. In addition, all directors and executive officers are required to annually complete a questionnaire to identify their related interests and are required to notify the Company of any changes in that information. These reports are reviewed by the Company and, as appropriate, the Company's outside counsel. If any director, executive officer or other employee of the Company becomes aware of a conflict of interest or potential conflict of interest, such person is required to bring it to the attention of a supervisor, manager, an officer of the Company, the Audit Committee or other appropriate personnel, as appropriate.

During fiscal year 2014, other than with respect to matters relating to the Company's compensation arrangements with its executive officers, there were no transactions between the Company or any of its subsidiaries and any "Related Person" (as that term is defined in Item 404 of Regulation S-K) that would be required to be reported pursuant to Item 404 of Regulation S-K.

PROPOSAL 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION
(SAY-ON-PAY VOTE)

This year, as required by Section 14A of the Exchange Act, we are providing stockholders the opportunity to advise the Compensation Committee and the Board regarding the compensation of our Named Executive Officers, as such compensation is described in this Proxy Statement, the tabular disclosure regarding such compensation and the accompanying narrative disclosure, beginning on Page 14 of this Proxy Statement. We urge our stockholders to review these disclosures for further insight into our compensation policies.

Our executive compensation programs are designed to enable us to attract, motivate and retain executive talent that is critical to our success. Our performance-based bonus program rewards our executives for achievement of key operational goals that we believe will provide the foundation for creating long-term stockholder value, while our equity awards, mainly in the form of stock options and restricted stock, reward long-term performance and align the interests of management with those of our stockholders.

Among the various forms of performance-based compensation, we believe that equity awards, in particular, serve to align the interests of our executives with those of our long-term stockholders by encouraging long-term performance. As such, equity awards are a key component of our executive compensation program, as they tend to bring the long-term interests of our executives in line with those of our stockholders because the value of such awards is dependent upon the Company's stock price. In addition, equity awards align with our growth strategy and provide significant financial upside if our growth objectives are achieved, while placing a significant portion of our executives' compensation at risk if our objectives are not achieved. Our stockholders expressed a favorable view of our executive compensation program at the 2013 Annual Meeting by approving, on an advisory basis, the compensation to our Named Executive Officers as described in our 2013 proxy statement, with approximately 54% of the votes cast voting in favor of that proposal.

The Board believes that the information provided in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure that management's interests are aligned with those of our stockholders and support long-term value creation. Accordingly, the following resolution is to be submitted for a stockholder vote at the Annual Meeting:

"**RESOLVED**, that the Company's stockholders approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's Proxy Statement for the 2014 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the "*Executive Compensation Discussion and Analysis*", the 2014 Summary Compensation Table and the tabular disclosure regarding such compensation and the accompanying narrative disclosure."

Because the vote is advisory, it will not be binding on the Board. However, the Board and the Compensation Committee will review the voting results and take into account the outcome when considering future executive compensation arrangements. The Board and management are committed to our stockholders and understand that it is useful and appropriate to obtain the views of our stockholders when considering the design and initiation of executive compensation programs.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THIS PROXY STATEMENT.

PROPOSAL 3
CONSIDER AND ACT UPON THE 2014 EMPLOYEE EQUITY INCENTIVE PLAN

At the recommendation of the Compensation Committee, the Board has adopted, and recommends that our stockholders adopt, the 2014 Employee Equity Incentive Plan (the **2014 Employee Equity Plan**). As described in greater detail in the "*Executive Compensation Discussion and Analysis*" section of this Proxy Statement beginning at Page 14, the Board believes that the practice of granting equity incentive compensation is in the best interest of the Company and its stockholders as equity awards granted under the 2014 Employee Equity Plan will help to attract, motivate, and retain talented employees, align employee and stockholder interests, link employee compensation with Company performance and thereby serve to mitigate risks, and maintain a culture based on employee stock ownership. The Board believes that equity compensation is essential to link executive compensation with the creation of stockholder value. Since our equity awards vest generally over several years, the value ultimately realized from these awards depends on the long-term value of our common stock. We believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders. Equity is a significant component of the Company's compensation program. As of June 30, 2014, 220,295 shares remain available for grant under the 2007 Equity Incentive Plan, as amended (the **2007 Equity Plan**). Following adoption by our stockholders of the 2014 Employee Equity Plan, shares which are then available for grant under the 2007 Equity Plan will remain available for grant in accordance with the terms of the 2007 Equity Plan. In the event that the 2014 Employee Equity Plan is adopted by our stockholders at the Annual Meeting, the automatic director grant provisions under Section 6 of the 2007 Equity Plan will automatically terminate. The Compensation Committee will retain the right to recommend the grant of discretionary awards under the 2007 Equity Plan, but the Compensation Committee has determined that any such awards made to the non-employee directors will be subject to the attainment of objective performance conditions to be established by the Compensation Committee and approved by the Board. The performance conditions will be "substantially uncertain" within the meaning of regulations adopted under Section 162(m) of the Code.

Approval and adoption of the 2014 Employee Equity Plan will enable us to compete effectively in the competitive market for employee talent over the coming years, while maintaining reasonable burn rates and overhang. Our burn rate is defined as the number of equity awards granted in the year, divided by the undiluted weighted average number of common shares outstanding during the year. It measures the potential dilutive effect of annual equity grants. For fiscal 2014, our burn rate was 0.08% and our three-year average burn rate from fiscal 2012 through fiscal 2014 was 0.8%. Our overhang is defined as the equity awards outstanding but not exercised, plus equity awards available to be granted ("available equity award shares"), divided by total common shares outstanding plus the available equity award shares. It measures the potential dilutive effect of outstanding equity awards and future awards available for grant. Our overhang as of March 31, 2014 was 6.4%. If we include the 1,000,000 shares that would be available under the 2014 Employee Equity Plan in the calculation, then our overhang would be 8.8%. We believe that our burn rate and overhang (with and without including the shares to be authorized under the 2014 Employee Equity Plan) are reasonable in relation to companies in our industry and reflect a judicious use of equity for compensation purposes. In this regard, our overhang percentage is affected by an important feature of our equity compensation program. We primarily grant stock options to our employees. As a result, we have a higher share usage rate than if we had granted restricted stock. We believe that the success of our efforts to encourage employees to hold their stock options reflects the confidence of our employees in our prospects for future growth.

The foregoing and following descriptions of the 2014 Employee Equity Plan are qualified in their entirety by reference to the 2014 Employee Equity Plan itself, a copy of which is attached to this Proxy Statement as Appendix A and is incorporated by reference herein. Unless otherwise defined in this Proposal 3, capitalized terms used in this Proposal 3 shall have the same meaning as ascribed to them in the 2014 Employee Equity Plan.

2014 Employee Equity Plan Description

Key Terms of the 2014 Employee Equity Plan

The following is a summary of the key provisions of the 2014 Employee Equity Plan which are described in greater detail below:

Plan Term	June 30, 2014 to June 29, 2024
Eligible Participants	All employees and persons who have accepted offers of employment with the Company and its subsidiaries
Award Types	• Stock Options (**Options**), including Incentive Stock Options (**ISOs**) and Non-Incentive Stock Options (**NSOs**) • Restricted stock grants (**Stock Grants**)
Award Terms	Options will have a term no longer than ten years, except that ISOs granted to a 10% holder of Company Stock (**10% Holder**) will have a term no longer than five years
Shares Authorized	1,000,000
Share Counting Rules	• Each share issuable upon exercise of an Option or underlying a Stock Grant will be counted against the share pool as one share • Shares underlying Option Awards that are (i) expired or that otherwise terminate without exercise, or (ii) withheld to satisfy the exercise price or to satisfy tax withholding obligations, are added to the share pool and are available for further grant • Shares underlying Stock Grant Awards that are (i) forfeited, or (ii) are surrendered from such Stock Grant in connection with the vesting of such Award to satisfy tax withholding obligations, are added to the share pool and are available for further grant
Minimum Vesting Schedules	All Options will have a vesting schedule of at least six months, except as otherwise permitted by the Compensation Committee
No Below Market Grants	Options may not be granted at a price below the fair market value of the Company Stock on the grant date
No Re-pricing	Re-pricing or reducing the exercise price of an underwater Option or exchanging underwater Options for other Awards or cash is prohibited

Administration

The 2014 Employee Equity Plan is administered by the Compensation Committee (the **Committee**), which is composed of at least three independent directors meeting the independence requirements of both the Securities and Exchange Commission (**SEC**) and NYSE MKT. Subject to the terms and conditions of the 2014 Employee Equity Plan, the Committee is authorized to determine which eligible persons will receive Awards, the number of shares covered by or associated with an Award, the terms of each Award, and whether any Option is intended to be an ISO or a NSO. In addition the Committee has the authority to interpret and specify rules and regulations relating to the 2014 Employee Equity Plan.

Eligibility

All employees and persons who have accepted offers of employment with the Company and its subsidiaries (each an **Eligible Person**) are eligible to participate in the 2014 Employee Equity Plan. Currently we have 122 employees. In making the determination as to whom Awards are granted and as to the size of all Awards, the Committee takes into account each Eligible Person's duties, contributions to the Company's success, and other factors as the

Committee deems relevant.

Shares Available for Issuance Under the 2014 Employee Equity Plan

Under the 2014 Employee Equity Plan, 1,000,000 shares of our Class A Common Stock, par value $0.001 (**Shares**) are available for grant, 600,000 of which may be granted as ISOs. The following Shares may also be used for further grants of Awards under the 2014 Employee Equity Plan: (i) Shares which have been forfeited under a Stock Grant; (ii) Shares which are allocable to the unexercised portion of an Option which has expired or been terminated; (iii) Shares withheld upon exercise of an Option to satisfy the exercise price of such Option; (iv) Shares withheld upon exercise of an Option to satisfy tax withholding obligations; and (v) in connection with the vesting of a Stock Grant, Shares surrendered from such Stock Grant to satisfy tax withholding obligations. Each Share associated with an Award will count as one Share against the Share pool.

Per-Person Award Limitations

Under the 2014 Employee Equity Plan, the number of Shares with respect to which Awards may be granted to any individual may not exceed 150,000 during any calendar year.

Types and Terms of Award

The Committee is authorized to grant the Option and Stock Grant Awards under the 2014 Employee Equity Plan.

Options. The Committee is authorized to grant Options, including ISOs, which can result in potentially favorable tax treatment to the option holder, and NSOs. The exercise price of an Option is determined by the Committee at the time of grant and may not be less than the fair market value of the Shares on the date the Option is granted (or 110% of such fair market value in the case of an ISO granted to a 10% Holder). The term of Options granted to employees may not exceed ten years, or five years in the case of an ISO granted to a 10% Holder. The exercise price of Options is to be paid in cash, in Shares (including by withholding Shares deliverable upon exercise of an NSO), or by a combination of the two. Under the 2014 Employee Equity Plan, the aggregate fair market value of Stock with respect to which ISOs granted to an employee first become exercisable in any calendar year may not exceed $100,000 (or such other amount as the Internal Revenue Service may decide from time to time for purposes of Section 422 of the Internal Revenue Code (the **Code**)).

Stock Grants. Stock Grants are grants of restricted stock which vest upon the satisfaction of conditions, which may be based on performance factors or continued service for a specified period of time as determined by the Committee and set forth in the individual Award agreement. The individual Award agreement will also specify appropriate consideration for the Stock Grant; a Stock Grant may be issued for no or minimal cash consideration as required by applicable law.

General Limitations on Post-Termination Exercisability of Employee Awards. Generally, unless otherwise determined by the Committee, in the event of a termination of an employee's employment for any reason other than death, Disability or Retirement, Options (to the extent exercisable at the time of such termination) will remain exercisable for three months from such date or until the expiration of the stated term of such Option, whichever period is shorter; *provided, however*, that Options granted to an employee whose service to the Company continues as a non-employee director or consultant after such employee's Termination Date will remain exercisable during the period such Grantee continues to provide such services to the Company. Unless otherwise provided by the Committee, in the event of a termination of an employee's employment for any reason, Stock Grants will be forfeited on the Termination Date to the extent the conditions applicable to such Award have not been satisfied or waived. The 2014 Employee Equity Plan provides special rules for vesting and exercisability of Options upon a termination of employment as a result of death, Disability or Retirement.

Other Provisions

Change in Capitalization. In the event of a stock dividend, recapitalization, reclassification, split-up or combination of Shares, any extraordinary cash dividend or other similar corporate transaction or event, the Committee may make appropriate adjustments to the exercise price, or to the number or kind of Shares, applicable to any outstanding Option issued pursuant to the 2014 Employee Equity Plan to ensure, among other things, that Grantees maintain their proportionate equity interest in the Company.

Merger. In the event of a sale of all or substantially all of the assets of the Company or a merger or consolidation which results in a change of control, the Board may during the ten day period prior to the date of such change in control, (i) cause each Option to be exchanged or converted into an award of options to purchase securities of the successor entity having an equivalent value, (ii) provide that all then outstanding Options shall become exercisable in full, or (iii) take such other action as the Board determines appropriate. With respect to Stock Grants to the extent not then fully vested, the Board may cause each such Stock Grant to be exchanged or converted into a stock grant covering securities of the successor entity subject to equivalent time based or performance-based conditions or provide that all such conditions are satisfied.

Dissolution. In the event of the dissolution of the Company, all Stock Grants shall be forfeited to the extent the applicable conditions have not been satisfied, and all outstanding Options shall be exercisable to the extent then exercisable in accordance with their terms, and if not so exercised within a ninety day period commencing on the dissolution date, shall be forfeited.

Amendments, Adjustments & Termination. The Board may modify, amend or terminate the 2014 Employee Equity Plan, so long as that action does not impair any Awardee's rights under any outstanding Award without the consent of such affected Awardee. The Board may not amend the 2014 Employee Equity Plan without the approval of the stockholders to the extent such approval is required under applicable NYSE MKT and SEC rules or to increase the minimum numbers of Shares which can be granted under the 2014 Employee Equity Plan as ISOs. In the event of a change to our capitalization, the Committee has authority to make adjustments, if any, as it deems appropriate and pursuant to applicable laws and stockholder approval, if required. The 2014 Employee Equity Plan terminates on June 29, 2024 unless earlier terminated by the Board. No Awards will be granted under the 2014 Employee Equity Plan after termination; however, the term and exercise of Awards granted before termination of the 2014 Employee Equity Plan may extend beyond the termination date of the 2014 Employee Equity Plan.

Registration with the SEC

The Company intends to file a registration statement on Form S-8 relating to the issuance of Shares under the 2014 Employee Equity Plan with the SEC pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the 2014 Employee Equity Plan by the Company's stockholders.

Future Plan Benefits

All future equity Awards under the 2014 Employee Equity Plan will be granted at the discretion of the Committee based on then-current information, and are thus indeterminable at present.

Federal Income Tax Consequences

The following is a general explanation of the U.S. federal income tax consequences to Grantees under the 2014 Employee Equity Plan who are subject to tax in the United States. This summary is intended for the general information of stockholders considering how to vote with respect to the 2014 Employee Equity Plan and not as tax guidance to participants in the 2014 Employee Equity Plan or anyone else. The following is not intended to be complete and does not take into account federal employment taxes or state, local or foreign tax implications. Tax laws are complex, subject to change, and their application may vary depending on individual circumstances. Different outcomes may occur in light of variations in transactions that are permitted under the 2014 Employee Equity Plan (such as payment of the exercise price by surrender of previously owned Shares).

ISOs. Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, an individual can receive an unlimited number of ISOs during any calendar year. However, the aggregate fair market value (determined at the time of option grant) of Shares with respect to which ISOs first become exercisable by an Awardee during any calendar year cannot exceed $100,000. ISO tax treatment is denied by the Code to any Options in excess of that dollar limit.

The grant and exercise of an ISO will not result in income for the Awardee or an income tax deduction for the Company (however, the excess of fair market value of the Shares on the exercise date over the exercise price is an item of tax preference potentially subject to the alternative minimum tax). The sale or other taxable disposition of Shares acquired upon an ISO exercise will not result in ordinary income by the Awardee if the Awardee (i) does not dispose of the Shares within two years from the date of option grant or within one year from the date of option exercise, and (ii) the Awardee is an employee of the Company or one of its subsidiaries from the date of option grant and through the date which is three months before the exercise date (the **Holding Requirements**). If the Holding Requirements are met, gain realized on the sale or other taxable disposition of the Shares will be subject to tax as long-term capital gain and the Company would not be entitled to any income tax deduction.

If the Awardee disposes of Shares acquired upon the ISO exercise without satisfying the Holding Requirements, the disposition will be a "disqualifying disposition" and the Awardee will recognize at the time of such disposition (i) ordinary income to the extent of the difference between the exercise price and the lesser of (a) the fair market value of the Shares on the date of exercise or (b) the amount realized on such disposition, and (ii) short-term or long-term capital gain to the extent of any excess of the amount realized on the disposition over the fair market value of the Shares on the date of exercise. Notwithstanding the foregoing, if the Awardee dies prior to the Option exercise but the Awardee was an employee of the Company or one of its subsidiaries from the date of option grant and through the date which is three months before the date of death, then the Holding Requirements will not apply to a sale or other taxable disposition of the Shares by the estate of the Awardee or by a person who acquired the option from the Awardee by bequest or inheritance. The Company generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the Awardee at the time such income is recognized.

NSOs. Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, there is no limit on the aggregate fair market value of stock covered by NSOs that may be granted to an Awardee or on the aggregate fair market value of NSOs that first become exercisable in any calendar year. Generally, the Awardee will not recognize income and no income tax deduction will be allowed to the Company upon the grant of an NSO. Upon the exercise of an NSO, the Awardee will recognize ordinary income in an amount equal to the excess of the fair market value of the Shares at the time of option exercise over the exercise price, and the Company generally will be entitled to an income tax deduction in the same amount. The Company will be required to ensure that any applicable withholding and payroll tax requirements are satisfied. Any difference between the higher of such fair market value or the option exercise price and the price at which the Awardee sells the Shares will be taxable as short-term or long-term capital gain or loss.

Stock Grants. An Awardee receiving a Stock Grant subject to time or performance-based vesting conditions will not recognize any income at the time of grant in the absence of a Section 83(b) election (described below). The Awardee generally will recognize ordinary income at the time the vesting conditions expire in an amount equal to the excess of the fair market value of the Shares on that date over the amount (if any) paid by the Awardee for the Shares. For purposes of determining gain on a sale of the Shares, (i) the Awardee's tax basis in the Shares will be deemed equal to the amount included in income upon the expiration of the vesting conditions plus the amount (if any) paid for the Shares, and (ii) the Awardee's holding period for the Shares will deemed to have begun when the vesting conditions expire. Any sale or other disposition of the Shares will result in long-term or short-term capital gain. With respect to a Stock Grant that is subject to time or performance-based vesting conditions, an Awardee may be able to make an election under Section 83(b) of the Code to be taxed at the time of the Stock Grant. In that event the Awardee would recognize as ordinary income the excess of the fair market value of the Shares as of the date of grant over the amount (if any) paid by the Awardee for the Shares and the Awardee's holding period would begin at the time of the Award. The Company generally will be entitled to a corresponding income tax deduction at the time ordinary income is recognized by the Awardee. The Company will be required to ensure that any applicable withholding and payroll tax requirements are satisfied.

Section 162(m) Limit. Under Section 162(m) of the Code, the Company is not entitled to an income tax deduction for compensation paid to any of the Company's five most highly compensated executive officers that is in excess of $1 million per year, unless such compensation is "performance-based compensation." The 2014 Employee Equity Plan has been structured with the intent that Awards granted under the 2014 Employee Equity Plan may meet the requirements for performance-based compensation under Section 162(m) of the Code, including compensation derived from the exercise of Options (if granted at a fair market value exercise price) and other Awards that are granted, vest or become exercisable upon the achievement of pre-established, objectively determinable targets based on performance criteria.

Section 409A. Section 409A of the Code does not apply to ISOs and NSOs that are issued at fair market value (provided there is no deferral of income beyond the exercise or settlement date) or to Stock Grants.

Equity Compensation Plan Information

The following sets forth certain information as of March 31, 2014 with respect to our compensation plans under which the Company securities may be issued:

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	2,171,235	1.67	220,295[(1)]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,171,235	1.67	220,295[(1)]

(1) Represents shares issuable upon the grant of restricted stock and stock options.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE 2014 EMPLOYEE EQUITY INCENTIVE PLAN.

PROPOSAL 4
RATIFICATION OF THE APPOINTMENT OF BDO USA, LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP (**BDO**), independent auditors, audited the Company's financial statements for fiscal year 2013. BDO has been engaged by the Company as its independent auditor since July 19, 2007. Representatives of BDO are expected to be present at the Annual Meeting to respond to appropriate questions from stockholders and to make a statement if they desire to do so. The Board and management recommend that the stockholders ratify the appointment of BDO as the Company's independent registered public accounting firm for fiscal year ending March 31, 2015.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEES AND SERVICES

The following table sets forth the aggregate fees billed to the Company for professional services rendered by BDO for the audit of the Company's annual financial statements included in the Company's Annual Report on Form 10-K and review of its financial statements included in the Company's quarterly reports on Form 10-Q for fiscal year 2014 and fiscal year 2013, and fees billed for other services rendered by BDO for such fiscal years.

	2014	2013
Audit Fees(1)	$190,950	$175,950
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	**$190,950**	**$175,950**

(1) Audit fees includes fees billed for professional services for the audits of our financial statements on Form 10-K, and reviews of our financial statements included in our Quarterly Reports on Form 10-Q. This category also includes fees for services that are normally provided by the independent registered public accounting firm, including consents issued in connection with Securities and Exchange Commission filings.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal securities regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee; provided that, all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE RATIFICATION OF THE APPOINTMENT OF BDO AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2015.

AUDIT COMMITTEE REPORT[(1)]

For the fiscal year ended March 31, 2014, the Audit Committee (the **Committee**) consisted of Stephen P. Soltwedel, M. Scott Farese, and Donald Pastor. The Board of Directors (the **Board**) has affirmatively determined that Messrs. Soltwedel, Farese and Pastor are independent as determined under Rule 10A-3 of the Securities Exchange Act of 1934, as amended and the NYSE MKT listing standards. The Committee operates under a written charter adopted by the Board.

The Committee recommends to the Board, subject to stockholder ratification, the selection of our independent registered public accounting firm. Management is responsible for our internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board and for issuing a report thereon. The Committee monitors and oversees these processes.

As required by its written charter, which sets forth its responsibilities and duties, the Committee reviewed and discussed our audited financial statements as of and for the year ended March 31, 2014 with management, the internal auditor and BDO USA, LLP (**BDO**), our independent registered public accounting firm. Management represented that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Committee reviewed and discussed the audited consolidated financial statements, as well as the unaudited financial statements included in Quarterly Reports on Form 10-Q for each of the first three quarters of the fiscal year, with management, the internal auditor and BDO. The Committee discussed with BDO the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to communication with audit committees. BDO also provided the Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding BDO's communications with the audit committee concerning independence, and the Committee discussed with BDO its independence from the Company and management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included or incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended March 31, 2014 for filing with the Securities and Exchange Commission. The Board has adopted this recommendation.

The Audit Committee
Stephen P. Soltwedel (Chairman)
Donald Pastor
M. Scott Farese

---

(1) Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, the Audit Committee Report shall not be deemed incorporated by reference in any such filings.

MISCELLANEOUS
Proposals of Stockholders; Stockholder Business

If you wish to submit a proposal for consideration at our 2015 Annual Meeting of Stockholders, you should submit the proposal in writing to Advanced Photonix, Inc., Attention: Corporate Secretary, 2925 Boardwalk, Ann Arbor, Michigan 48104. To be included in next year's proxy materials, proposals must be received by us on or before March 13, 2015, and must, in all other respects, comply with Rule 14a-8 under the Exchange Act. If you intend to present a proposal at our 2015 Annual Meeting of Stockholders without inclusion of the proposal in our proxy materials, you are required to provide notice of such proposal to us in accordance with our By-laws no later than the close of business on June 23, 2015 and no earlier than the close of business on May 24, 2015. We may vote in our discretion as to any such proposal all of the shares for which we have received proxies for the 2015 Annual Meeting of Stockholders in accordance with and subject to applicable rules under the Exchange Act.

Annual Report

The Company's 2014 Annual Report is being made available contemporaneously with this Proxy Statement and form of proxy to all stockholders entitled to notice of, and to vote at, the Annual Meeting.

Form 10-K

AT YOUR WRITTEN REQUEST, WE WILL PROVIDE WITHOUT CHARGE A COPY OF OUR ANNUAL REPORT ON FORM 10-K (THE 10-K) AS FILED WITH THE SEC FOR THE FISCAL YEAR ENDED MARCH 31, 2014. PLEASE MAIL YOUR REQUEST TO THE SECRETARY, ADVANCED PHOTONIX, INC., 2925 BOARDWALK, ANN ARBOR, MICHIGAN 48104. YOU MAY ALSO ACCESS OUR FORM 10-K UNDER THE "INVESTORS" LINK ON OUR WEBSITE AT WWW.ADVANCEDPHOTONIX.COM.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 22, 2014

A copy of this Proxy Statement, the enclosed proxy card, the 10-K and the Company's Annual Report for the fiscal year ended March 31, 2014, together with directions to the Annual Meeting, can be found at the website address: www.cstproxy.com/advancedphotonix/2014.

Your vote is important. We urge you to vote without delay.

By Order of the Board of Directors,

ROBIN F. RISSER,
Secretary

Dated: July 11, 2014

APPENDIX A

ADVANCED PHOTONIX, INC.
2014 EMPLOYEE EQUITY INCENTIVE PLAN
(As adopted by the Board of Directors on June 30, 2014)

1. **The Plan.** This 2014 Employee Equity Incentive Plan (the "**Plan**") is intended to encourage ownership of stock of Advanced Photonix, Inc. (the "**Corporation**") by employees to the Corporation and its subsidiaries and to provide additional incentive for them to promote the success of the business of the Corporation.

2. **Types of Awards.** The following types of awards (each, an "**Award**") may be granted under the Plan: (a) options intended to qualify as incentive stock options ("**ISOs**") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "**Code**"), (b) options not intended to qualify as ISOs ("**NSOs**" and together with ISOs, "**Options**") and (c) restricted stock grants ("**Stock Grants**" and the shares of restricted stock of which Stock Grants are comprised are herein referred to as "**Restricted Stock**").

3. **Stock Subject to the Plan**. Subject to the provisions of Section 10, a total of 1,000,000 shares of Class A Common Stock, par value $.001 per share, of the Corporation (the "**Stock**") will be authorized for issuance under the Plan, of which a maximum of 600,000 shares of Stock may be issued upon the exercise of ISOs. The following shares of Stock may also be used for further issuances of Awards under the Plan: (i) shares of Stock which have been forfeited under a Stock Grant, (ii) shares of Stock which are allocable to the unexercised portion of an Option Award issued under the Plan which has expired or been terminated, (iii) shares of Stock withheld upon exercise of an Option to satisfy the exercise price of such Option, (iv) shares of Stock withheld upon exercise of an Option to satisfy tax withholding obligations and (v) in connection with the vesting of a Stock Grant, shares of Stock surrendered from such Stock Grant to satisfy tax withholding obligations. Each share of Stock issuable upon exercise of an Option or subject to a Stock Grant shall be counted as one share of Stock at the time of grant for purposes of the limit set forth under this Section and the limit set forth under Section 7(b). Shares of Stock issued under the Plan may be authorized but unissued shares of Stock or Stock held as treasury stock.

4. **Administration.** The Plan shall be administered by a committee (the "**Committee**") composed of no fewer than three (3) members of the Board of Directors of the Corporation (the "**Board**") each of whom meets the definition of "outside director" under the provisions of Section 162(m) of the Code and the definition of "non-employee director" under the provisions of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") or rules and regulations promulgated thereunder. Except as otherwise provided herein, the Committee shall have plenary authority, in its discretion, to determine to whom among the eligible persons Awards shall be granted, the number of shares of Stock subject to each Award, the terms of each Award including the option exercise price and the vesting schedule of each Option, the vesting conditions of each Stock Grant, and whether any Option is intended to be an ISO or an NSO. The Committee shall have plenary authority, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind any rules and regulations relating to the Plan and to take such other action in connection with the Plan as it deems necessary or advisable. The interpretation, construction and administration by the Committee of any provisions of the Plan or of any Award granted under the Plan shall be final and binding on recipients of Awards under the Plan and no member of the Board or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted thereunder by the Committee.

5. **Eligibility.** All employees (including, except for purposes of the last sentence of Section 7(a), persons who have accepted offers of employment) of the Corporation and its subsidiaries (including subsidiaries which become such after adoption of the Plan) shall be eligible for Awards under the Plan. In making the determination as to persons to whom Awards shall be granted and as to the number of shares of Stock to be covered by such Awards, the Committee shall take into account the duties of the respective persons, their present and potential contributions to the success of the Corporation and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. The adoption of the Plan shall not be deemed to give any employee any right to an Award, except to the extent and upon such terms and

conditions as may be determined by the Committee. Neither the Plan nor any Award granted under the Plan is intended to or shall confer upon any Awardee (as defined in Section 16) any right with respect to continuation of any employment, consulting or advisory relationship with the Corporation or any of its subsidiaries.

6. **Termination of Automatic Director Grants Under 2007 Equity Incentive Plan.** From and after the Effective Date, no Automatic Option Awards or Stock Grant Awards shall be made to any non-employee director pursuant to Section 6 of the Corporation's 2007 Equity Incentive Plan. The Compensation Committee will retain the right to recommend the grant of discretionary awards under the 2007 Equity Plan, but the Compensation Committee has determined that any such awards made to the non-employee directors will be subject to the attainment of objective performance conditions to be established by the Compensation Committee and approved by the Board. The performance conditions will be "substantially uncertain" within the meaning of regulations adopted under Section 162(m) of the Code.

7. **Certain Limits on Awards.**

(a) Limit on ISOs. The aggregate fair market value (determined as of the date of the Option Award) of Stock with respect to which ISOs granted to an employee (whether under the Plan or under any other stock option plan of the Corporation or its subsidiaries) become exercisable for the first time in any calendar year may not exceed $100,000 (or such other amount as the Internal Revenue Service may decide from time to time for purposes of Section 422 of the Code). If any grant of Options is made to an Optionee (as defined in Section 16) in excess of the limits provided in the Code, the excess shall automatically be treated as an NSO. Only employees of the Corporation or any of its subsidiaries shall be eligible to receive the grant of an ISO.

(b) Limit on all Awards. The number of shares of Stock as to which an Awardee may be granted Awards under the Plan during any calendar year shall not exceed 150,000 subject to the provisions of Section 10.

8. **Terms and Conditions of Options.** The Committee may in its discretion grant Options, which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Form of Option. Each Option Award granted pursuant to the Plan shall be evidenced by an agreement (the "**Option Agreement**") which shall clearly identify the status of the Option granted (i.e., whether an ISO or an NSO) and which shall be in such form as the Committee shall from time to time approve. The Option Agreement shall comply in all respects with the terms and conditions of the Plan and may contain such additional provisions, including, without limitation, provisions for permitting the exercise of the Option over time or subject to Performance Conditions (as defined in Section 9(c)), and other restrictions upon the exercise of the Option, as the Committee shall deem advisable.

(b) Stated Term. The term of each Option granted shall be for a maximum of ten years from the date of granting thereof, or a maximum of five years in the case of an ISO granted to a 10% Holder (as defined in in Section 16), but may be for a lesser period or be subject to earlier termination as provided by the Committee or the provisions of the Plan or the Option Agreement.

(c) Option Exercise Price. Each Option Award shall state a per share Option exercise price, which shall be not less than 100% of the fair market value of a share of Stock on the date of the Option Award, nor less than 110% of such fair market value in the case of an ISO granted to an individual who, at the time the Option Award is granted, is a 10% Holder. The fair market value of shares of Stock for purposes of the Plan shall be determined by the Committee; *provided, however*, that such determination shall be made in a manner consistent with the rules under Section 409A of the Code.

(d) Exercise of Options. An Option Award may be exercised from time to time as to any part or all of the Stock as to which it is then exercisable in accordance with its terms; *provided, however*, that an Option Award may not be exercised as to fewer than 100 shares at any time (or for the remaining shares then purchasable under the Option Award, if fewer than 100 shares). In addition, except as otherwise permitted by the Committee, Options granted under the Plan may not be exercised prior to the expiration of six months from the date of Option grant. The Option Award exercise price shall be paid in full at the time of the exercise thereof (i) in cash, (ii) by the transfer to the Corporation of shares of Stock (including by withholding shares of Stock deliverable upon exercise of the Option Award) with a fair market value equal to the Option Award exercise price, (iii) if permitted under the Corporation's policies then in effect (including, but not limited to, the Corporation's Securities Trading Policy), by authorizing the Corporation to arrange a sale on behalf of the Optionee (as defined in Section 16) of some or all of the shares to be acquired upon the exercise of the Option and the remittance to the Corporation of a sufficient portion of the sale proceeds to pay the exercise price for all of the shares as to which the Option is being exercised, any withholding or employment taxes, and all applicable fees, including brokerage fees, resulting from such exercise and sale, or (iv) by a combination of cash and the transfer of shares of Stock pursuant to clause (ii) above; *provided, however,* that the withholding of shares of Stock deliverable upon exercise of an Option shall not be permitted with respect to the exercise of any option intended to qualify as an ISO. The holder of an Option Award shall not have any rights as a stockholder with respect to the Stock issuable upon exercise of the Option Award prior to the date of exercise.

(e) Non-Transferability of Options. Except as provided in the following sentence, an Option shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Optionee only by him or his legal representative. If permitted by the Committee in its sole discretion, NSOs may be transferred by the Optionee by gift to members of the Optionee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners. A transferred NSO shall be subject to all of the same terms and conditions of the Plan and the Option Agreement as if such NSO had not been transferred. Any transfer of Options made under this provision will not be effective until actual notice of such transfer is delivered to and received by the Corporation.

(f) Cessation of Service.

(i) Cessation of Service. For purposes of all sections of the Plan, the phrase "**cessation of service**" or any variation thereof shall mean with respect to an employee of the Corporation, such employee's ceasing to provide services as an employee of the Corporation or any of its subsidiaries for any reason, including termination as a result of Retirement or Disability (as defined later in this Section 8(f)). The phrase "**Termination Date**" shall mean the date of any cessation of service.

(ii) Treatment of Employee Options.

(A) Death or Disability. In the event an employee ceases to provide services to the Corporation or any of its subsidiaries as a result of Disability, but subject to the succeeding sentence, Option Awards granted to such employee which are subject solely to time based conditions shall continue to vest in accordance with their terms as if such employee continued to provide services to the Corporation and shall remain exercisable for their stated term; *provided that,* such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option Award and prior to the Termination Date or as otherwise determined by the Committee. In the event of an employee's death (1) while providing services to the Corporation or any of its subsidiaries or (2) following a cessation of service due to Disability, the Option Award shall become fully exercisable by the employee's estate and shall remain exercisable for their stated term; *provided that,* such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option Award and prior to the Termination Date or as otherwise determined by the Committee.

(B) Other Cessation of Employment. Except as otherwise set forth in Section 8(f)(ii)(A), in the Option Agreement or as otherwise determined by the Committee, the number of shares of Stock which may be purchased upon the exercise of an Option Award shall not exceed the number of shares of Stock as to which such Option Award was exercisable pursuant to the Plan and the Option Agreement as of the Termination Date. If the employee's cessation of service was as a result of the employee's Retirement, the Option Award shall remain exercisable for its stated term; *provided that,* such employee was employed by the Corporation or any of its subsidiaries for a period of at least one year following the grant of the Option Award and prior to the Termination Date or as otherwise determined by the Committee. Except as otherwise set forth in this Section 8(f)(ii) or in the Option Agreement, an Option Award granted to an employee shall remain exercisable for three (3) months (or, if shorter, the remainder of its stated term) following the Termination Date. For purposes of the previous sentence, an employee who continues to provide services to the Corporation as a non-employee director of the Corporation or as a consultant to the Corporation following termination of his employment by the Corporation or any of its subsidiaries shall be deemed to continue to be employed by the Corporation for the period of such provision of services or consultancy.

(C) Definitions. The term "**Retirement**" as used in this Section 8(f) means the termination of the employment of an Optionee with the Corporation or its subsidiary on or after (A) the Optionee's 65th birthday or (B) the Optionee's 55th birthday if the Optionee has completed ten years of service with the Corporation or a subsidiary of the Corporation. The term "**Disability**" as used in this Section 8(f)(ii) shall have the meaning set forth in Section 22(e)(3) of the Code.

(iii) Other Limitations. Notwithstanding anything to the contrary in this Section 8(f), if the cessation of service is as a result of gross misconduct, including without limitation, violations of applicable Corporation policies or legal or ethical standards, as determined by the Corporation, all rights under the Option Award shall terminate on the Termination Date. In addition to the foregoing, the Committee may impose such other limitations and restrictions on the exercise of an Option Award following the Termination Date as it deems appropriate, including a provision for the termination of an Option Award in the event of the breach by the Optionee of any of his contractual or other obligations to the Corporation.

9. Terms and Conditions of Stock Grants. The Committee may in its discretion grant Stock Grants, which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) Form of Grant. Each Stock Grant shall be evidenced by an agreement (the "**Restricted Stock Agreement**"), in such form as the Committee shall approve, which Agreement shall be subject to the terms and conditions set forth in this Section 9 and shall contain such additional terms and conditions not inconsistent with the Plan as the Committee shall deem advisable.

(b) Number of Shares Subject to an Award; Consideration. The Restricted Stock Agreement shall specify the number of shares of Stock subject to the Stock Grant. A Stock Grant shall be issued for such consideration as the Committee may determine and may be issued for no cash consideration or for such minimum cash consideration as may be required by applicable law.

(c) Conditions. Each Stock Grant shall be subject to such conditions as the Committee shall establish (the "**Conditions**"), which may include, but not be limited to, conditions which are based upon the continued employment or service of the Grantee (as defined in Section 16) over a specified period of time, or upon the attainment by the Corporation of one or more measures of the Corporation's operating performance, such as earnings, revenue, operating or net cash flows, financial return ratios, total shareholder return or such other measures as may be determined by the Committee (the "**Performance Conditions**"), or upon a combination of such factors. Measures of performance may be based upon the performance of the Corporation or upon the performance of a defined business unit or function for which the Grantee has responsibility or over which the Grantee has influence. The Grantee shall have a vested right to the Stock subject to the Stock Grant to the extent that the Conditions applicable to such Stock Grant have been satisfied or waived. Except as otherwise provided under the Plan, a Grantee shall forfeit all of his right, title and interest in and to any Stock subject to a Stock Grant in the event that (and to the extent that) such Conditions are not satisfied or waived.

(d) Limitations on Transferability. As used herein, the term "**Restricted Period**" means, with respect to any shares of Stock subject to a Stock Grant, the period beginning on the Award Date and ending on the date on which the Conditions applicable to the Stock Grant have been satisfied or waived. During the Restricted Period, the Grantee will not be permitted to sell, transfer, exchange, pledge, assign or otherwise dispose of any shares of Stock subject to the Stock Grant (except for shares of Stock as to which the Grantee's rights have vested); *provided, however*, that the Committee in its discretion may permit the transfer by the Grantee by gift of shares of Stock to members of the Grantee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners, it being understood that any shares of Stock so transferred shall remain subject to all of the terms and conditions of the Plan and the applicable Restricted Stock Agreement as if the shares of Stock had not been transferred, and no transfer of shares of Stock during the applicable Restricted Period will be effective until notice of such transfer is delivered to the Corporation. Except as provided in the preceding sentence, any attempt to transfer shares of Stock subject to a Stock Grant prior to the Conditions applicable to such Stock Grant being satisfied or waived shall be ineffective.

(e) Cessation of Service.

(i) Upon the Grantee's cessation of service for any reason during the Restricted Period, all shares of Stock subject to a Stock Grant as to which the Conditions have not lapsed or been satisfied or waived shall be forfeited by the Grantee as of the Termination Date.

(ii) In the event of any Grantee's cessation of service for any reason, the Committee may, in its sole discretion when it finds that such an action would be in the best interests of the Corporation, accelerate or waive in whole or in part any or all time-based or continuous service Conditions or Performance Conditions with respect to all or part of such Grantee's Stock Grant, except as to any Stock Grant that is intended to constitute "performance-based compensation" under Section 162(m) of the Code, and provided the Committee may not exercise such discretion in connection with a termination of service for gross misconduct, including without limitation, violations of applicable Corporation policies or legal or ethical standards.

(f) Rights as a Stockholder. Except as otherwise provided under the Plan or as the Committee may otherwise determine, upon receipt of a Stock Grant, the Grantee shall have all of the rights of a stockholder of the Corporation, including the right to vote the shares subject to a Stock Grant and to receive dividends and other distributions thereon; provided that, distributions in the form of stock shall be subject to all of the terms and conditions of the Plan and the Restricted Stock Agreement.

10. Changes in Capitalization, Liquidations and Mergers.

(a) Changes in Capitalization. In the event of a stock dividend, recapitalization, reclassification, split-up or combination of shares, any extraordinary cash dividend or other similar corporate transaction or event, the Committee shall have the power to make appropriate adjustments of the exercise price of Options and of the number and kind of shares as to which such Options are then exercisable, to the end that the Optionee's proportionate interest shall be maintained as before the occurrence of such event. An appropriate adjustment shall also be made in the total number and kind of shares of Stock reserved for the future granting of Awards under this Plan (and to the maximum number of Awards, including ISOs, that may be granted, and to the maximum number of shares of Stock as to which an Awardee may be granted Awards under the Plan during any calendar year). Any such adjustment made by the Committee pursuant to this Plan shall be binding upon the holders of Awards hereunder for all purposes under the Plan.

(b) Mergers, Consolidation, Reorganization, Etc. In the event of a sale of all or substantially all of the assets of the Corporation or in the event of a merger or consolidation of the Corporation into or with another company (a "**Merger**") in circumstances in which the stockholders of the Corporation immediately prior to the Merger do not own a majority of the securities of the successor entity entitled to vote generally in the election of the directors, board of managers, or persons performing similar functions, for the successor entity, the Board at its election shall as of a date not later than ten days prior to the date of any such Merger: (i) with respect to outstanding Options, make such arrangements as it determines appropriate (A) to cause each Option to be exchanged or converted into an award of options to purchase securities of the successor entity having an equivalent value as the Option to be converted, or (B) to provide that all then outstanding Options shall become exercisable in full, or (C) to take such other action as it determines appropriate, (ii) with respect to outstanding Stock Grants which are not fully vested and are subject solely to continuous service Conditions, make arrangements as it determines appropriate (A) to cause each Stock Grant to be exchanged or converted into a restricted stock grant covering securities of the successor entity having an equivalent value to the unvested portion of the Stock Grant to be converted, or (B) to provide that all such Conditions to which such Stock Grants are subject are satisfied, and (iii) with respect to Stock Grants which are not fully vested and are subject to Performance Conditions, make arrangements as it determines appropriate (A) to cause each such Stock Grant to be exchanged or converted into a restricted stock grant covering securities of the successor entity having an equivalent value to the unvested portion of the Stock Grant and to amend the applicable

Performance Conditions as appropriate, including by converting such Performance Conditions to continuous service Conditions, or (B) to provide that all such Conditions to which such Stock Grants are subject are satisfied or waived.

(c) Dissolution of the Corporation.

(i) In the event of the dissolution of the Corporation, whether voluntary or otherwise, (A) all Stock Grants to the extent the applicable Conditions have not been satisfied by the date specified in Section 10(c)(ii) shall be forfeited, and (B) all Options outstanding under the Plan on the date specified in Section 10(c)(ii) shall be exercised, if at all, no later than 90 days after the date specified in Section 10(c)(ii) and shall be exercisable only to the extent such Options could have been exercised on the date specified in Section 10(c)(ii). All Options not exercisable on the date specified in Section 10(c)(ii) shall terminate upon such date, and all Options exercisable on such date shall, to the extent not exercised within the 90-day period commencing on such date, terminate at the end of such ninety-day period.

(ii) The date specified in this Section 10(c)(ii) is the date of the earliest to occur of the following events: (A) the entry, in a court having jurisdiction, of an order that the Corporation be liquidated or dissolved; (B) adoption by the stockholders of the Corporation of a resolution resolving that the Corporation be dissolved voluntarily; or (C) adoption by the stockholders of the Corporation of a resolution to the effect that the Corporation cannot, by reason of its liabilities, continue its business and that it is advisable to dissolve the Corporation.

(d) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit or impair or otherwise affect the Corporation's right or power to make adjustments, reclassifications, reorganizations or changes to its capital or business structure, or to merge or consolidate, dissolve or sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 13 or Section 14, to limit the right or power of the Corporation or any subsidiary to take any action which such entity deems to be necessary or appropriate.

(e) Limitation on Adjustments to Awards. Notwithstanding anything to the contrary in this Section 10, (i) no adjustments shall be made with respect to an Award to an employee covered under Section 162(m) of the Code to the extent such adjustment would cause an Award intended to qualify as "performance-based compensation" under that Section of the Code to fail to so qualify, and (ii) no adjustment pursuant to this Section 10 shall be made with respect to any ISO without the consent of the Optionee, if such adjustment would be a modification of such Option within the meaning of Section 424(h) of the Code.

11. Effective Date of Plan; Registration of Stock.

(a) The Plan is subject to the approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Company within twelve months after the date of the adoption of the Plan by the Board (the date of which approval by the stockholders is the "**Effective Date**"). Notwithstanding the preceding, the Committee may not issue Stock Grant Awards prior to the Effective Date or before the shares of Stock subject to the Plan are properly Registered.

(b) For purposes of this Section 11, the shares of Stock subject to the Plan will automatically be deemed to be "**Registered**" upon the later of the date the (i) Form S-8 registering the shares of Stock authorized under the Plan becomes effective, and (ii) NYSE MKT Additional Listing Application relating to the shares of Stock authorized under the Plan is approved.

12. Term of Plan. The Plan, if approved by the Corporation's stockholders, will be effective on the Effective Date. The Plan shall terminate on June 29, 2024, and no Awards shall be granted after such date; *provided that,* the Board may at any time terminate the Plan prior thereto. The termination of the Plan shall not affect the rights of Awardees under Awards previously granted to them and all Awards shall continue in full force and effect after termination of the Plan, except as such Awards may lapse or be terminated by the terms of the Plan, the Option Agreement or the Restricted Stock Agreement.

13. **Amendment of the Plan.** The Board shall have complete power and authority to modify or amend the Plan (including the forms of Award Agreement) from time to time in such respects as it shall deem advisable; *provided*, *however*, that the Board shall not, without approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Corporation, (i) increase the maximum number of shares of Stock which in the aggregate are subject to Awards or which may be granted pursuant to ISOs under the Plan (except as provided by Section 10), (ii) extend the term of the Plan or the period during which Awards may be granted or Options exercised, (iii) reduce the Option exercise price below 100% (110% in the case of an ISO granted to a 10% Holder) of the fair market value of the Stock issuable upon exercise of an Option at the time of the granting thereof, other than to change the manner of determining the fair market value thereof (consistent with the rules under Section 409A of the Code), (iv) except as provided by Section 10, increase the maximum number of shares of Stock as to which an Awardee may be granted an Award during any calendar year under the Plan pursuant to Section 7(b), (v) materially increase the benefits accruing to participants under the Plan, (vi) modify the requirements as to eligibility for participation in the Plan, or (vii) with respect to Options which are intended to qualify as ISOs, amend the Plan in any respect which would cause such Options to no longer qualify for ISO treatment pursuant to the Code. No amendment of the Plan shall, without the consent of the Awardee, adversely affect the rights of such Awardee under any outstanding Award Agreement.

The Plan is intended to comply with the requirements of Section 409A of the Code, without triggering the imposition of any tax penalty thereunder. To the extent necessary or advisable, the Board may amend the Plan or any Award Agreement to delete any conflicting provision and to add such other provisions as are required to fully comply with the applicable provisions of Section 409A of the Code and any other legislative or regulatory requirements applicable to the Plan.

14. **No Repricing and Cash Buyout.** Repricing of Options shall not be permitted. For this purpose, a "**repricing**" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Option to lower its exercise price, (ii) any other action that is treated as a "repricing" under generally accepted accounting principles, (iii) canceling an Option at a time when its price is equal to or less than the fair market value of the underlying Stock in exchange for another Award, and (iv) repurchasing for cash an Option at a time when its price is equal to or less than the fair market value of the underlying Stock, in each case, unless the change, other action or cancellation, exchange or repurchase occurs in connection with an event set forth in Section 10. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Optionee.

15. **Taxes.** The Corporation may make such provisions as it deems appropriate for the withholding of any income, employment or other taxes which the Corporation determines is required in connection with any Award made under the Plan, including requiring the Awardee to make a cash payment to the Corporation equal to the Corporation's withholding obligation or deducting such amount from any payment of any kind otherwise due to the Awardee. The Corporation may also require notification from the Awardee upon any disposition of Stock acquired pursuant to the exercise of Options granted under the Plan.

16. **Code References and Definitions.** Whenever reference is made in the Plan to a section of the Code, the reference shall be to said section as it is now in force or as it may hereafter be amended. The term "**subsidiary**" shall have the meaning given to the term "**subsidiary corporation**" by Section 424(f) of the Code. The terms "**Incentive Stock Option**" and "**ISO**" shall have the meanings given to them by Section 422 of the Code. The term "**10% Holder**" shall mean any person who, for purposes of Section 422 of the Code, beneficially owns more than 10% of the total combined voting power of all classes of Stock of the Corporation. The term "**Optionee**" means the holder of an Option granted hereunder, the term "**Grantee**" means the recipient of a Stock Grant made hereunder, and the term "**Awardee**" means an Optionee or a Grantee. The term "**Award Agreement**" as used herein means an Option Agreement or Restricted Stock Agreement.

17. **Employees Based Outside of the United States**. Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with the laws in other countries in which the Corporation or its subsidiaries operate or have employees, the Committee in its sole

discretion shall have the power and authority to: (i) determine which subsidiaries shall be covered by the Plan, (ii) determine which employees outside the United States are eligible to participate in the Plan, (iii) modify the terms and conditions of any Award to any participant employed outside the United States as necessary or advisable to comply with applicable foreign laws, (iv) establish subplans and modify exercise or other procedures to the extent necessary or advisable to comply with applicable foreign laws; provided that, no such subplan or modification shall increase the share limitations contained in Section 3 or Section 7, and (v) take any other action that the Committee deems advisable to comply with local law. Notwithstanding the foregoing, the Committee may not take any action under this Section and no Award shall be granted under this authority that would violate the Code, the Exchange Act, any other securities law or other applicable law anywhere, or which would materially increase the benefits accruing to participants under the Plan.

ANNUAL REPORT TO SHAREHOLDERS

Business Overview

General

Advanced Photonix, Inc. ® (the Company, we, us, our or API) was incorporated under the laws of the State of Delaware in June 1988. We are engaged in the development and manufacture of optoelectronic devices and value-added sub-systems and systems. We serve a variety of global Original Equipment Manufacturers (OEMs) in four primary markets. We support our customers from the initial concept and design phase of the product, through testing to full-scale production. We have two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

Products and Technology

Our Business

We are a leading test and measurement company that packages optoelectronic semiconductors into high-speed optical receivers ("HSOR" products), custom optoelectronic subsystems ("Optosolutions" products) and Terahertz instrumentation ("THz" products), serving a variety of global markets. Our HSOR transmission products are deployed in the internet infrastructure to enable the high-speed bandwidth necessary to support video and data for your TV, computer, tablet or smart phone anytime and anywhere. Our communication test and measurement products ("Comtest") are used to develop, manufacture and test optical communication equipment used in the telecom infrastructure. Our Optosolutions products are sold to a number of scientific instrumentation manufacturers for various applications such as metrology, currency validation, flame monitoring, solar panel quality, temperature sensing, particle detection, color sensing, infrared detection and many other applications that can only be done through optical sensing. Our T-Gauge® systems are used to measure and verify physical properties on-line and in real-time to reduce raw materials and rework costs in manufacturing processes as well as conduct quality control monitoring. Our established and growing patented Terahertz technology has allowed us to expand from the laboratory market into the 24/7 industrial process and quality control manufacturing, military/aerospace, and security markets.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Test and Measurement, Military/Aerospace, Telecom Transmission, and Medical.

Technology & Manufacturing Capabilities

Our basic technologies and manufacturing capabilities include the following:

- Optoelectronic semiconductor design and micro fabrication of III-V compound semiconductor (Indium Phosphide or InP and Gallium Arsenide or GaAs) and Silicon (Si) devices including photodetectors and terahertz transmitters/receiver antenna,
- Molecular Beam Epitaxy (MBE) growth of high-speed III-V compound semiconductor material including GaAs, InAlAs(Indium Aluminum Arsenide) and InP,
- High speed semiconductor analog amplifier specification, evaluation and design for outside fabrication,
- Photonic integrated circuit (PIC) coherent mixers and delay line interferometer (DLI) specification, evaluation, post processing, and design for outside fabrication for use in 40Gb/s and 100 Gb/s line side optical receivers,
- Opto-electronic hybrid packaging of semiconductor devices combining opto-electronic devices with high-speed electronics and fiber optics,
- Vapor deposition and/or ion implantation for Silicon based Positive Intrinsic Negative (PIN) photo-detectors, Avalanche Photonic Detectors (APD's) and Large Area Avalanche Photo Detectors (LAAPD),
- Terahertz systems, subsystems, transmitters and receivers, transceivers and motion control hardware and software,
- Femtosecond laser specification, valuation, design and manufacture and
- Chromatic dispersion, polarization dispersion and optical delay management in complex optical systems.

Core Products

The core product technologies used in the majority of our products are opto-electronic semiconductor devices, including photodiodes and antennae made of Si or III-V compound semiconductor material and high speed semiconductor analog amplifiers. Photodiodes and antennae sense light of varying wavelengths and intensity and convert that light and/or Terahertz wave into electrical signals. Analog amplifiers increase the converted electrical signals output power to a level required to communicate with follow on electrical components. We manufacture photodiodes of varying complexity, from basic PIN photodiode to the more sophisticated APD and antennae that transmit and receive Terahertz signals. The APD is a specialized photodiode capable of detecting very low light levels due to an internal gain phenomenon known as avalanching. All photodiode and THz devices are designed by our experienced engineering staff, and most are fabricated in our state-of-the-art clean rooms. Some of our analog amplifiers are specified and tested by our engineering staff, designed by subcontractors and fabricated by outside suppliers. Our products include the following:

- High Speed Optical Receivers (2.5 Gigabytes per second or Gb/s, 10Gb/s, 40Gb/s & 100Gb/s) packaged with InP, InAlAs, or GaAs PIN and/or APD photodiodes, electrical amplifiers and PIC's.
- PIN and APD photodiodes and arrays in Si and III-V materials (InP, InAlAs, GaAs).
- Packaged PIN and APD photodiodes in Si and III-V materials (InP, InAlAs, GaAs).
- Packaged Si APD components, with and without thermo-electric coolers.
- Packaged Si LAAPD components.
- Packaged Si photodiodes with patented FILTRODE® technology integrating optical filters directly on photodiode chips.
- Terahertz Systems & subsystems utilizing III-V materials for Terahertz transmitters &/or receivers.

Terahertz Technology

One of the high growth technologies we are pursuing is Terahertz based on our T-Ray® product platforms. THz is a region of the electromagnetic spectrum that lies between microwave and infrared waves and is in the early stages of adoption. While microwaves and infrared waves have been explored and commercialized for decades, THz waves are in the early stages of being explored and commercialized due to the fact that they have historically been very difficult to generate and detect. Recent advances in femtosecond lasers and ultra-fast semiconductor and electro-optic devices combined with fiber-optic packaging technologies have enabled the development of practical T-Ray® instrumentation for the research market with increasing adoption in the industrial, military and aerospace markets as a result of our growing group of value added resellers' application and market development efforts. THz can be used to "look" through and beneath materials with high 2-dimensional (2-D) and 3-dimensional (3-D) spatial resolution roughly equivalent to the resolution of the human eye or better. It can also uniquely identify the chemical composition of many hidden or subsurface objects using non-ionizing radiation, which is not harmful to humans at the power levels commonly used today. THz imaging and spectroscopy market applications include industrial quality control through non-destructive testing (including aerospace and pharmaceutical markets); homeland security and defense screening of people, packages and bags for weapons and weapons of mass destruction; medical imaging and other scientific applications.

We have had significant Terahertz technology and product development since 1997, resulting in 122 patents or patents pending to date. In 2001, we sold the first commercial–THz product, the T-Ray 2000®, as a laboratory bench top instrument for application development with spectroscopy and imaging capabilities targeted at the research and development and off-line diagnostic markets. In 2004, we sold the first T-Ray® Manufacturing Inspection System (T-Ray® QA1000) for on-line, real-time inspection to NASA for the space shuttle fuel tank inspection in the Return to Flight Program. In March 2008, we shipped our next generation THz imaging and spectroscopy system (T-Ray 4000®). The T-Ray 4000® is significantly smaller, lighter, and more powerful than previous THz generations and incorporates significant technological advancements. The system weighs 55 pounds and is the size of a briefcase, which is a significant reduction from the 800 pound refrigerator size T-Ray® QA1000. In 2012, we introduced our fifth generation product called T-Gauge®, which weighs 35 pounds. This product is targeted at the industrial, NDT and process quality control market. We have established and continue to develop a value added reseller (VAR) network to accelerate adoption in vertical industrial markets, initially targeting the nuclear gauge replacement market. To date, we have entered into VAR agreements with three established industrial process and quality control companies and a purchase agreement with an OEM in a vertical market.

Markets

Our products serve customers in a variety of global markets, typically North America, Asia, Europe and Australia. The target markets and applications served by us are as follows:

Test and Measurement:
- Manufacturing, process and quality control
- Instrumentation
- Currency Validation
- Comtest
- Industrial

Telecommunications:
- Long Haul/Metro Transmission
- Enterprise/Access and Fiber to the premises Transmission
- Government

Military:
- Space
- Defense

Medical:
- Diagnostic & Monitoring
- Ophthalmic Equipment
- Medical Imaging

Raw Materials

Our principal raw materials used in the manufacture of our products are silicon and III-V material (InP, GaAs) wafers, chemicals, gases and metals used in processing wafers, gold wire, solders, electronic components, high speed specialized semiconductor amplifiers, PIC's, and a variety of packages and substrates, including metal, printed circuit board, flex circuits, ceramic and plastic packages. All of these raw materials can be obtained from several suppliers. However, we depend on suppliers whose components have been qualified into our products and who could disrupt our business if they stop, decrease or delay shipments or if the components they ship have quality or consistency issues. From time to time, particularly during periods of increased industry-wide demand, silicon wafers, III-V wafers (InP, GaAs), certain metal packages and other materials have been in short supply. During the early part of our fiscal 2013, we or our customers were adversely affected by the lingering effect of supply chain disruptions caused by the tsunami in Japan and flooding in Thailand. In the second half of fiscal 2013, we were affected by limitations in supply of a critical component used in our 100G HSOR product which limited our revenues. In the press release dated June 7, 2013, we announced that these supplier bottlenecks had been alleviated. In the future, any significant increase in lead times or shortage in supply on critical components could reduce future growth.

Research and Development

Since our inception in June 1988, we have incurred material research and development (R&D) expenses, with the intent of commercializing these investments into profitable new standard and custom product offerings. During the fiscal years ended in 2014 and 2013, research and development expenses were $5.0 million and $5.7 million, respectively, which we believe was adequate to maintain the necessary investment in our future growth platforms. We will continue to pursue government funded, as well as internally funded, research and development projects when they are in support of the our development objectives. During fiscal years 2014 and 2013, approximately $0.8 million and $2.2 million, respectively, of our R&D spending was government funded.

As we begin the new 2015 fiscal year, the following research and development projects are currently underway:

- **HSOR** – next generation photodiodes and high-speed optical receivers for the 10G, 40G and 100G telecommunications market:
  - Next generation 100G DP-QPSK coherent receivers for long haul and metro markets.
  - 1st generation 28Gb/s APD's for the 100G enterprise/access market.
  - 4th generation integrated 40G NRZ for the enterprise/access market.
  - 2nd generation 2.5G APD for the fiber to the premises (FTTx)
  - 2nd generation 10G APD chip and ROSA package for the fiber to the premises (FTTx)
  - 2nd generation high speed multi mode receivers for testing 32Gb/s fiber channel and 100Gb/s Ethernet products.

- **Terahertz** – applications and enhancements to support market penetration:
  - Application and software development utilizing the T-Gauge®, product platform for industrial quality and process control markets.
  - T-Gauge®, platform cost reduction initiatives.
  - Next generation multi-channel systems to support various vertical market requirements.

- **Custom Optoelectronics** – PIN and subassembly developments:
  - Medical monitoring subsystem product.
  - Productization of a tunable light source for medical and test and measurement applications.

Environmental Regulations

The photonics industry, as well as the semiconductor industry in general, is subject to governmental regulations for the protection of the environment, including those relating to air and water quality, solid and hazardous waste handling, and the promotion of occupational safety. Various federal, state and local laws and regulations require that we maintain certain environmental permits. We believe we have obtained all necessary environmental permits required to conduct our manufacturing processes. Changes in the aforementioned laws and regulations or the enactment of new laws, regulations or policies could require increases in operating costs and additional capital expenditures and could possibly entail delays or interruptions of operations.

Backlog and Customers

Our sales are made primarily pursuant to standard purchase orders for delivery of products. A substantial portion of our revenues are derived from sales to OEMs pursuant to individual purchase orders with short lead times. However, by industry practice, orders may be canceled or modified at any time. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders is a meaningful indicator of our future financial performance. When customers cancel an order, they are responsible for all finished goods; all incurred costs, direct and indirect, as well as a reasonable allowance for anticipated profits. No assurance can be given that we will receive these amounts after cancellation.

Customers normally purchase our products and incorporate them into products that they in turn sell in their own markets on an ongoing basis. As a result, our sales are dependent upon the success of our customers' products and our future performance is dependent upon our success in finding new customers and receiving new orders from existing customers.

Marketing

In the United States and Canada, we market our products through a mix of technical sales engineers, salesmen, value added resellers, and independent sales representatives. International sales, including Europe, the Middle East, Far East and Asia, are conducted directly by the technical sales engineers and at times in conjunction with foreign distributors, value added resellers and representatives. Our products are primarily sold as components or sub-assemblies to OEMs and we market our products and capabilities through industry specific channels, including the Internet, industry trade shows, and in print through trade journals.

Competition

In our target markets, we compete with different companies in each of our three major product platforms: custom optoelectronic, high-speed optical receiver and THz systems. We believe that our principal competitors for sales of custom optoelectronic products are small and medium size private companies and medium size public companies such as First Sensor, Excelitas, a division of Illinois Tool Works (ITW), and a division of OSI Systems (OSIS). In the high-speed optical receiver market, certain product lines compete against some mix of the following competitors; JDS Uniphase (JDSU), Neophotonix (NPTN), Finisar, Avago, a division of Fujitsu (FOC), a division of Nippon Electric (NEL) and several other smaller companies. Because the THz product offering includes developing technology applications and markets, we believe the competition is mainly from several early stage small private companies like Menlo Systems supported by research institutions like the Fraunhofer Institute in Germany, Teraview, Advantest and the use of alternative technologies, mainly nuclear gauges that are bundled with other process control equipment within divisions of several larger public companies.

Because we specialize in devices requiring a high degree of engineering expertise to meet the requirements of specific applications, we generally do not compete with other large United States, European or Asian manufacturers of standard "off the shelf" optoelectronic components or silicon photodetectors.

Proprietary Technology

We utilize proprietary design rules and processing steps in the development and fabrication of our PIN and APD photodiodes, THz transmitters and receivers, fiber-coupled THz subsystems/systems, and THz applications. We have a significant number of patents pending and own the following patents and registered trademarks:

Patents and Trademarks Issued in Fiscal 2014

Patent/Trademark #	Title	Issue Date
8,436,310	System and method reducing fiber stretch induced timing errors in fiber optic coupled time domain terahertz systems	May-13
8,457,915	System and method to measure the transit time position(s) of pulses in a time domain data	Jun-13
2509530	Precision Fiber Attachment	Jul-13
1332068	Terahertz imaging system for examining particles	Nov-13
	Patents and Trademarks Issued in Prior Years	
Patent/Trademark #	**Title**	**Issue Date**
8,390,910	Picosecond Optical Delay	Mar-13
5166024	Terahertz Imaging System for Examining Articles	Dec-12
4,218,098	Trademark for T-Gauge	Oct-12
5022032	Pin Photodetector	Jun-12
5021888	Enhanced Photodetector	Jun-12
4980238	High Speed Ingaas Photoconductive Device	Apr-12
2474560	Planar Avalance Photodiode	Mar-12
1131650	Pin Photodetector	Mar-12
200580041877.4	HIGH SPEED INGASS PHOTOCONDUCTIVE DEVICE (CHINA)	Apr-11
1,034,433	PRECISION FIBER ATTACHMENT (SOUTH KOREA)	May-11
HK1106330	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (HONG KONG)	May-11
4,755,341	HIGHLY DOPED P-TYPE CONTACT FOR HIGH SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (JAPAN)	Jun-11
200580023058.7	TERAHERTZ IMAGING SYSTEM FOR EXAMINING ARTICLES (CHINA)	Jun-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (SOUTH KOREA)	Jul-11

Patent/Trademark #	Title	Issue Date
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (AUSTRIA)	Jul-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (GR BRITAIN)	Jul-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (FRANCE)	Jul-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (ITALY)	Jul-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (NETHERLANDS)	Jul-11
2,025,077	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (SPAIN)	Jul-11
602007015950.4	DISPERSION & NONLINEAR COMPENSATOR FOR OPTICAL DELIVERY FIBER (GERMANY)	Jul-11
2,467,400	FOCUSING FIBER OPTIC (CANADA)	Sep-11
4,833,478	METHOD & APPARATUS TO MONITOR PHASE CHANGES IN MATTER WITH TERAHERTZ RADIATION (JAPAN)	Sep-11
4,938,221	PLANAR AVALANCHE PHOTODIODE	Mar-12
142,195	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (US)	Apr-05
660,471	HIGHLY-DOPED P-TYPE CONTRACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (KOREA)	Apr-06
726,387	TRADEMARK APPLICATION FOR T-RAY (CANADA)	Oct-08
765,715	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (AUSTRIA)	Jan-04
766,174	ENHANCED PHOTODETECTOR (KOREA)	Oct-07
809,655	METHOD AND APPARATUS TO MONITOR PHASE CHANGES IN MATTER WITH TERAHERTZ RADIATION (KOREA)	Feb-08
811,365	PLANAR AVALANCHE PHOTODIODE (KOREA)	Feb-08
817,638	FOCUSING FIBER OPTIC (KOREA)	Mar-08
934,665	TRADEMARK APPLICATION FOR T-RAY TRADEMARK (MADRID PROTOCOL)	Aug-07
934,665	TRADEMARK APPLICATION FOR T-RAY TRADEMARK (AUSTRALIA)	Aug-07
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (EUROPE)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (AUSTRIA)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (FRANCE)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (GERMANY)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (ITALY)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (NETHERLANDS)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (SPAIN)	Oct-10
1,090,282	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (GREAT BRITAIN)	Oct-10
1,113,520	PLANAR AVALANCHE PHOTODIODE (HONG KONG)	Mar-10
1,113,604	OPTICAL DELAY (HONG KONG)	Jan-11
1,115,504	PICOSECOND OPTICAL DELAY (HONG KONG)	Nov-09
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (EP)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (FRANCE)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (GREAT BRITAIN)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (ITALY)	Oct-07
1,116,280	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (GERMANY)	Oct-07
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (EP)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (AUSTRIA)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (FRANCE)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (ITALY)	Aug-06
1,230,578	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (GREAT BRITAIN)	Aug-06
1,454,173	FOCUSING FIBER OPTIC (EP)	May-09
1,454,173	FOCUSING FIBER OPTIC (FRANCE)	May-09

Patent/Trademark #	Title	Issue Date
1,454,173	FOCUSING FIBER OPTIC (GERMANY)	May-09
1,454,173	FOCUSING FIBER OPTIC (ITALY)	May-09
1,454,173	FOCUSING FIBER OPTIC (NETHERLANDS)	May-09
1,454,173	FOCUSING FIBER OPTIC (GREAT BRITAIN)	May-09
1,570,306	PRECISION FIBER ATTACHMENT (EP)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (ITALY)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (FRANCE)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (GREAT BRITAIN)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (AUSTRIA)	Aug-08
1,570,306	PRECISION FIBER ATTACHMENT (GERMANY)	Aug-08
1,794,558	PICOSECOND OPTICAL DELAY (EP)	Sep-09
1,794,558	PICOSECOND OPTICAL DELAY (FRANCE)	Sep-09
1,794,558	PICOSECOND OPTICAL DELAY (GERMANY)	Sep-09
1,794,558	PICOSECOND OPTICAL DELAY (ITALY)	Sep-09
1,794,558	PICOSECOND OPTICAL DELAY (GREAT BRITAIN)	Sep-09
1,794,558	PICOSECOND OPTICAL DELAY (NETHERLANDS)	Sep-09
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (AUSTRIA)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (FRANCE)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (GERMANY)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (ITALY)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (NETHERLANDS)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (SPAIN)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (GREAT BRITAIN)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (HONG KONG)	Jan-11
1,820,219	HIGH SPEED INGAAS PHOTOCONDUCTIVE DEVICE (EUROPE)	Jan-11
1,963,580	PICOMETRIX TRADEMARK	Mar-96
2,345,153	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE (CANADA)	Mar-04
2,350,065	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GERNERATION AND DETECTION SYSTEM (CANADA)	Jan-11
2,396,695	METHOD AND APPARATUS TO MONITOR PHASE CHANGES IN MATTER WITH TERAHERTZ RADIATION (CANADA)	Apr-10
3,561,696	TRADEMARK – T-RAY	Jan-09
3,561,697	TRADEMARK – T-RAY 2000	Jan-09
3,561,698	TRADEMARK – T-RAY 4000	Jan-09
4,180,824	COMPACT FIBER PIGTAIL TERAHERTZ IMAGING SYSTEM (JAPAN)	Sept-08
4,436,915	PRECISION FIBER ATTACHMENT (JAPAN)	Jan-10
4,717,946	THIN LINE JUNCTION PHOTODIODE (by Predecessor Co.)	Jan-88
4,782,382	HIGH QUANTUM EFFICIENCY PHOTODIODE DEVICES (by Predecessor Co.)	Nov-88
5,021,854	SILICON AVALANCHE PHOTODIODE ARRAY	Jun-91
5,057,892	LIGHT RESPONSIVE AVALANCHE DIODE	Oct-91
5,146,296	DEVICES FOR DETECTING AND/OR IMAGING SINGLE PHOTOELECTRON	Sep-92
5,308,989	TRADEMARK APPLICATION FOR T-GAUGE (JAPAN)	Mar-10
5,311,044	AVALANCHE PHOTOMULTIPLIER TUBE	May-94
5,477,075	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-95
5,757,057	LARGE AREA AVALANCHE ARRAY	May-98
5,801,430	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Sep-98
6,005,276	SOLID STATE PHOTODETECTOR WITH LIGHT RESPONSIVE REAR FACE	Dec-99
6,029,988	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM (GREAT BRITAIN)	Aug-06
6,111,299	ACTIVE LARGE AREA AVLANCHE PHOTODIODE ARRAY	Aug-00
6,262,465	HIGHLY-DOPED P-TYPE CONTACT FOR HIGH-SPEED, FRONT-SIDE ILLUMINATED PHOTODIODE	Jul-01

Patent/Trademark #	Title	Issue Date
6,320,191	A DISPERSIVE PRECOMPENSATOR FOR USE IN AN ELECTROMAGNETIC RADIATION GENERATION AND DETECTION SYSTEM	Nov-01
6,816,647	COMPACT FIBER PIGTAILED TERAHERTZ IMAGING SYSTEM	Nov-04
6,849,852	SYSTEM AND METHOD FOR MONITORING CHANGES IN STATE OF MATTER WITH TERAHERTZ RADIATION	Feb-05
6,936,821	AMPLIFIED PHOTOCONDUCTIVE GATE	Aug-05
7,039,275	FOCUSING FIBER OPTIC	May-06
7,078,741	HIGH-SPEED ENHANCED RESPONSIVITY PHOTO DETECTOR	Jul-06
7,263,266	PRECISION FIBER ATTACHMENT	Aug-07
7,348,607	PLANAR AVALANCHE PHOTODIODE	Mar-08
7,348,608	PLANAR AVALANCHE PHOTODIODE	Mar-08
7,449,695	TERAHERTZ IMAGING SYSTEM FOR EXAMINING ARTICLES	Nov-08
7,468,503	PIN PHOTODETECTOR	Dec-08
7,572,021	TRADEMARK APPLICATION FOR T-GAUGE (CHINA)	Feb-11
8,452,427	TRADEMARK APPLICATION FOR T-GAUGE	Mar-10
8,493,256	TRADEMARK APPLICATION FOR T-RAY 4000	Feb-10
602005016704.8	PICOSECOND OPTICAL DELAY (GERMANY)	Sep-09
602005026049.8	HIGH SPEED INGASS PHOTOCONDUCTIVE DEVICE (GERMANY)	Jan-11
ZL02825106.7	FOCUSING FIBER OPTIC (CHINA)	Apr-09
ZL03803039.X	ENHANCED PHOTODETECTOR (CHINA)	Apr-09
ZL2003801087.X	PRECISION FIBER ATTACHMENT (CHINA)	Mar-09
ZL200480015226	PIN PHOTODETECTOR (JAPAN)	Jun-09
ZL200480043236	PLANAR AVALANCHE PHOTODIODE (CHINA)	May-09
ZL200580033244	PICOSECOND OPTICAL DELAY (CHINA)	Jan-10
HK1085841	ENHANCED PHOTODETECTOR (HONG KONG)	Dec-09
HK1086340	FOCUSING FIBER OPTIC (HONG KONG)	Feb-10
HK1090282	PIN PHOTODETECTOR (HONG KONG)	Oct-10
HK1095637	PRECISION FIBER ATTACHMENT (HONG KONG)	Apr-10
HK1097957	PIN PHOTODETECTOR (HONG KONG)	Mar-10

There can be no assurance that any issued patents will provide us with significant competitive advantages, or that challenges will not be instituted against the validity or enforceability of any patent, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and to prevent the infringement of a patent could be substantial. Furthermore, there can be no assurance that our technology will not infringe on patents or rights owned by others, the licenses to which might not be available to us at all or on reasonable terms. Based on limited patent searches, contacts with others knowledgeable in the field of our technology, and a review of the published materials, we believe that our competitors hold no patents, licenses or other rights to technology which would preclude us from pursuing our intended operations.

In some cases, we may rely on trade secrets to protect our innovations. There can be no assurance that trade secrets will be established, that secrecy obligations will be honored or that others will not independently develop similar or superior technology. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to our projects, disputes might arise as to the proprietary rights to such information which may not be resolved in our favor.

Employees

As of May 31, 2014, we had approximately 122 full time employees including 4 officers. Included are 29 engineering and development personnel, 10 sales and marketing personnel, 68 operations personnel, and 15 general and administrative personnel. We may, from time to time, engage personnel to perform consulting services and to perform research and development under third party funding. In certain cases, the cost of such personnel may be included in the direct cost of the contract rather than in payroll expense. None of our employees are covered by a collective bargaining agreement. We believe our relations with our employees are good.

Silonex Net Asset Purchase

On March 1, 2013, the Company, through its newly formed Advanced Photonix Canada, Inc. subsidiary, acquired substantially all the operating assets and assumed certain liabilities of Silonex's business for $900,000 in cash. Silonex designed, manufactured and marketed optoelectronic devices and sensor solutions for various vertical markets, including Industrial Controls, Banking, Vending, Medical and Telecommunications. The products, customers and business operations are complimentary to and have minimal overlap with the Company's Optosolutions product line and the acquisition of the Silonex business broadened the Company's overall supply channel due to Silonex's existing relationships with Chinese manufacturers.

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Stock Performance Graph

As a smaller reporting company, we are not required to prepare a stock performance graph and have elected not to do so this year.

Stockholder Information

Our Class A Common Stock is traded on the NYSE MKT exchange under the symbol "API".As of June 20, 2014, we had 102 holders of record for the Class A Common Stock (including shares held in street name).

Quarterly Stock Market Data

The following table sets forth the high and low closing prices of our Class A Common Stock by quarter for fiscal years 2014 and 2013.

Common Stock Price

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2013	2014	2013	2014	2013	2014	2013	2014
Common Stock[1]								
High	$ 0.77	$ 0.72	$ 0.76	$ 0.68	$ 0.67	$ 0.85	$ 0.80	$ 0.81
Low	$ 0.51	$ 0.42	$ 0.52	$ 0.47	$ 0.40	$ 0.55	$ 0.41	$ 0.58

[1] Price ranges on the NYSE MKT.

We have never paid any cash dividends on our capital stock and are currently precluded from doing so while the SVB and PFG loan agreements are outstanding. Even in the event the SVB and PFG Loan Agreements are terminated, we intend to retain earnings, if any, for use in our business and do not anticipate that any funds will be available for the payment of cash dividends on our outstanding shares in the foreseeable future.

Repurchases of Equity

We have made no repurchases of our common stock during our fourth fiscal quarter ended March 31, 2014.

Selected Financial Data

Advanced Photonix, Inc. is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements
Certain statements contained in this Management's Discussion and Analysis (MD&A), including, without limitation, statements containing the words "may," "will," "can," "anticipate," "believe," "plan," "estimate," "continue," and similar expressions constitute "forward-looking statements." These forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including risks described in the Risk Factors sections and elsewhere in this filing. Except for our ongoing obligation to disclose material information as required by federal securities laws, we do not intend to update you concerning any future revisions to any forward-looking statements to reflect events or circumstances occurring after the date of this report. The following discussion should be read in conjunction with the Risk Factors as well as our financial statements and the related notes.

Our Business
We are a leading test and measurement company that packages optoelectronic semiconductors into high-speed optical receivers ("**HSOR**" products), custom optoelectronic subsystems ("**Optosolutions**" products) and Terahertz instrumentation ("**THz**" products), serving a variety of global markets. Our HSOR transmission products are deployed in the internet infrastructure to enable the high-speed bandwidth necessary to support video and data for your TV, computer, tablet or smart phone anytime and anywhere. Our communication test and measurement products ("**Comtest**") are used to develop, manufacture and test optical communication equipment used in the telecom infrastructure. Our Optosolutions products are sold to a number of scientific instrumentation manufacturers for various applications such as metrology, currency validation, flame monitoring, solar panel quality, temperature sensing, particle detection, color sensing, infrared detection and many other applications that can only be done through optical sensing. Our T-Gauge® systems are used to measure and verify physical properties on-line and in real-time to reduce raw materials and rework costs in manufacturing processes as well as conduct quality control monitoring. Our established and growing patented Terahertz technology has allowed us to expand from the laboratory market into the 24/7 industrial process and quality control manufacturing, military/aerospace, and security markets.

We support the customer from the initial concept and design of the semiconductor, hybridization of support electronics, packaging and signal conditioning or processing from prototype through full-scale production and validation testing. The target markets served by us are Test and Measurement, Military/Aerospace, Telecom Transmission, and Medical.

Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations is based on the condensed consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these condensed consolidated financial statements requires us to make judgments and estimates that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statement and the reported amount of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from such estimates under different assumptions or conditions.

Application of Critical Accounting Policies
Application of our accounting policies requires management to make certain judgments and estimates about the amounts reflected in the financial statements. We use historical experience and all available information to make these estimates and judgments, although differing amounts could be reported if there are changes in the assumptions and estimates. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventory cost adjustments, impairment costs, depreciation and amortization, warranty costs, taxes and contingencies. We have identified the following accounting policies as critical to an understanding of our financial statements and/or as areas most dependent on management's judgments and estimates.

Revenue Recognition
Revenue is derived principally from the sales of our products. We recognize revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred since title and risk of loss passes at that time, or when services have been rendered, the price is fixed or determinable and collection is reasonably assured

in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

We sell certain of our products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. We accrue the estimated exposure to warranty claims based upon historical claim costs. We review these estimates on a regular basis and adjust the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

We do not provide price protection or a general right of return. Our return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by us prior to the return. Credit or discounts, which have been historically insignificant, may be given at our discretion and are recorded when and if determined.

We predominantly sell directly to original equipment manufacturers with a direct sales force with limited sales through representatives, VAR's and distributors. Distributor and VAR sales represented approximately 11% of total revenue for the year ended March 31, 2014. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return and limited exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment by us, the products are not considered inventory on consignment.

Revenue is also derived from technology research and development contracts. We recognize revenue from these contracts as services and/or materials are provided.

Impairment of Goodwill and Long-Lived Assets
As of March 31, 2014 and March 31, 2013, the consolidated balance sheet included $4.6 million of goodwill. Goodwill represents the excess purchase price over amounts assigned to tangible or identifiable intangible assets acquired and liabilities assumed from our business acquisitions.

Goodwill and intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year ended March 31, 2013, we adopted new FASB guidance relative to goodwill impairment whereby in its annual assessment of goodwill impairment, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing the two step quantitative impairment test. If after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test is not necessary. Step one of the two step impairment test is to compare the fair value of the reporting with the unit's carrying amount, including goodwill. Fair value of each reporting unit is determined by weighting fair values using a combination of a discounted cash flow approach, and observed enterprise values to revenue multiples and precedent sales transaction multiples for companies in the reporting unit's peer group. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss shall be recognized in an amount equal to that excess. We have selected March 31 as the date for its annual impairment test.

We continue to meet the criteria to report as a single reportable segment. In fiscal 2013 and prior years, we had one reporting unit. The nature of the production process was similar for our three product lines, manufacturing for the different product lines occurred in common facilities and the types and class of customers were in some cases similar across the three product lines. However, as disclosed in Note 11, in the third quarter of fiscal 2014, we made the decision to begin outsourcing the silicon photodiode production that is used in the Optosolutions product line given sources in Asia became more cost effective. In addition, the decision was made to provide access to the Asia market which we believe will benefit the Company as a whole. Prior to that decision, the production of silicon photodiodes had been done in the Ann Arbor, Michigan facility using shared equipment with the HSOR and THz product lines. As a result of the change from a shared manufacturing process for the three product lines and certain restructuring changes internally, we have concluded we can no longer aggregate our three product lines into one reporting unit for goodwill impairment purposes as of March 31, 2014 but instead consider there to be two reporting units as photodiode production remains common for the HSOR and THZ products and the types and classes of customers are similar as well. We determined the fair value of the two reporting units by weighting fair values using a combination of a discounted cash flow approach, observed enterprise values to revenue multiples, and precedent sales transaction multiples for companies in the reporting units' peer group. Key assumptions used to determine the fair value of each reporting unit were (a) future expected cash flows; (b) estimated residual growth rates; (c) discount rates which were based on our estimates of the after tax weighted average cost of capital, (d) observed enterprise values to sales multiples for our peer group; and (e) enterprise to revenue multiples observed in precedent merger and acquisition transactions for our peer group. Additionally, we consider our market capitalization in comparison to the aggregate fair value of the reporting units.

As a result of the changes in reporting units during the year, we allocated the $4.6 million of Goodwill to our two reporting units based on the reporting units' relative fair values. We then compared the fair value of each reporting unit to the respective carrying value. Our valuation as of March 31, 2014 indicated there were no impairments of Goodwill for the two reporting units when computed as described above, with the fair value exceeding carrying value by at least109% for both.

As noted above, our stock price is a significant factor in assessing fair value for purposes of the goodwill impairment test. As of March 31, 2014, our market capitalization exceeded our shareholders' equity balance by 91%. The aggregate fair value of our reporting units exceeded our market capitalization by 34%. If our market capitalization falls below the current carrying value for a sustained period, or our reporting units do not perform as expected, it is reasonably likely that an impairment assessment would be necessary and a non-cash charge to operating income may be recorded.

The carrying value of other long-lived assets, including amortizable intangibles, leasehold improvements, and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset (asset group) are less than the carrying value of the asset (asset group). The estimated cash flows include our assumptions of cash inflows and outflows directly resulting from the use of that asset, or group of assets used in conjunction with the specific asset or assets, in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset, or asset group, over its then estimated fair value. As a result of the current year operating loss, we performed an impairment evaluation. The vast majority of the amortizing intangibles, leasehold improvements and equipment subject to the impairment test are in the combined HSOR and THz reporting unit. Given the shared nature of the manufacturing process for photodiodes,, we have determined the lowest level of cash flows to be the reporting unit. The impairment analysis involved forecasting future undiscounted cash flows of the reporting unit over the estimated useful life of the primary asset of the group. After performing this first step analysis, we concluded that as of March 31, 2014 there were no impairments indicated based upon the expected overall growth in the 100G telecommunications market and our restored ability to service this growth given the resolution of supply chain constraints that occurred in fiscal 2013. Further, our Terahertz products have been cost reduced to a point where they have become a competitive green alternative to the nuclear gauges used to control certain continuous manufacturing processes. We believe that the product is nearing a point of significant growth in the adoption of this disruptive technology which further increases the expected future cash flows of the group.

Accounting for Income Taxes

Income tax provisions and benefits are made for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the our financial statements or tax returns and tax credit carryforwards. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized in accordance with FASB guidance pertaining to accounting for income taxes.

As part our assessment of the need for a valuation allowance, we consider all available evidence, both positive and negative, including our recent operating results and our forecasting process. We forecast taxable income through our budgeting and planning process each year. The process takes into account existing contracts, firm sales backlog, and projected sales based upon customer supplied forecasts of product purchases, resources needed to fulfill these customers' requirements, and extraordinary expenses that may be part of long-term initiatives to increase shareholder value through revenue growth and efficiency improvements leading to profit improvement. We have substantial history, more than 10 years in most cases, with our customers and markets on which our forecasts are based.

At March 31, 2014, we had net operating loss carry forwards (NOL's) of approximately $25.4 million for Federal income tax purposes and $6.5 million for state income tax purposes that expire at various dates between 2017 and 2034. The tax laws related to the utilization of loss carry forwards are complex and the amount of the our loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under Internal Revenue Code Section 382 resulting from changes in the ownership in our common stock.

We performed an analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code had occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carry forwards attributable to periods before the change. As of March 31, 2014, we believe there are no limitations on the use of these Federal NOLs.

At March 31, 2014, our net deferred tax asset before consideration of a valuation allowance was approximately $12.6 million, mainly consisting of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In assessing the realizability of deferred tax assets, we have determined that at this time it is "more likely than not" that deferred tax assets will not be realized, primarily due to uncertainties related to our ability to utilize the net operating loss carry-forwards before they expire based on the negative evidence of our recent years' history of losses over the past three years, outweighing the positive evidence of income projections in future years. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before NOL carry forwards expire. As of both March 31, 2014 and 2013, we recorded a full valuation allowance on our net deferred tax assets.

The calculation of federal income taxes involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step involves evaluating the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step involves estimating and measuring the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. We have taken no tax positions which would require disclosure.

Inventories
Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost (on a first in–first out basis) or market. Slow moving and obsolete inventories are reviewed throughout the year to assess whether a cost adjustment is required. Our review of slow moving and obsolete inventory begins with a listing of all inventory items which have not moved regularly within the past 12 months. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is included in the list. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then further assessed and a write down is recorded when warranted. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may also be written down. Impairments for open purchase orders where the market price is lower than the purchase order price are also recorded. The impairments established for excess, slow moving, and obsolete inventory create a new cost basis for those items. The cost basis of these parts is not subsequently increased if the circumstances which led to the impairment change in the future. If a product that had previously been impaired is subsequently sold, the amount of reduced cost basis is reflected as cost of goods sold.

Warrant Valuations
We have warrants outstanding exercisable into 1,462,196 shares of Series A Common Stock with an estimated value of $409,000 as of March 31, 2014. We compute the value of the warrants using the Monte Carlo model, which is generally a preferred model when instruments contain non-standard features. When a warrant may have different share exercise assumptions such as those issued in February 2013 to Partners for Growth III, L.P. and affiliates, we weigh various values based on the estimated probability of each outcome as of the valuation date. The value derived from the model is

therefore sensitive to changes in our weighting and also changes in the inputs regarding the current stock price, the contractual term, volatility, risk free interest rates and expected dividend rate.

Results of Operations

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Revenues
We predominantly operate in one industry segment, light and radiation detection devices, and sell to four major markets including test and measurement, telecommunications, military and aerospace, and medical. Revenues by market consisted of the following:

	Year ended					
	March 31, 2014			March 31, 2013		
Test and Measurement	$	18,640,000	64%	$	15,121,000	64%
Telecommunications		6,517,000	23%		3,413,000	14%
Military/Aerospace		2,738,000	9%		4,176,000	18%
Medical		1,146,000	4%		939,000	4%
Total Revenues	$	29,041,000	100%	$	23,649,000	100%

Our total revenues for fiscal 2014 were $29.0 million, an increase of approximately $5.4 million, or 23%, from revenues of $23.6 million for fiscal 2013. Three of our four market segments showed growth in fiscal 2014 relative to fiscal 2013.

Test and Measurement market revenues were $18.6 million in fiscal 2014, an increase of 23% ($3.5 million) from fiscal 2013 revenues of $15.1 million due to the full year of activity from the newly acquired net operating assets of Silonex (now known as Advanced Photonix Canada or APC). Our Test and Measurement revenue in the fourth quarter of the current year decreased 7% ($327,000) from the comparable prior year quarter primarily due to completion of Terahertz contract on the F-35 program. Revenues in this market during the fourth quarter of the current year decreased approximately 17%, or $862,000, from the third quarter of the current year given completion of the Terahertz contracts and a pause in Comtest activity.

Telecommunications sales were $6.5 million, an increase of $3.1 million, or 90%, from fiscal 2013. The increase in our telecommunications revenues for fiscal 2014 was the result of resolution of supply chain disruptions that allowed us to regain market share at major 100G customers. Our Telecommunications revenue in the fourth quarter increased approximately 388% ($1.5 million) from the prior year fourth quarter and increased approximately 11% ($180,000) from the third quarter of the current year although this was muted by the annual contract price reductions with a major customer. Market share improvements, market growth, and new awards in China to improve their internet infrastructure explain the improved business conditions.

Military/Aerospace market revenues were $2.7 million in fiscal 2014, a decrease of 34% ($1.4 million) from the comparable prior year revenues of $4.2 million. Our military/aerospace market revenue in the fourth quarter of the current year decreased 25% ($182,000) from the prior year fourth quarter. Both decreases occurred due to completion of the F-35 development contract in these respective periods. Our military/aerospace market revenues increased 24% ($103,000) from the third quarter of the current year with the start of shipments under an Optosolutions missile program award given 9 months ago and delayed by the prime contractor.

Medical market revenues increased $207,000, or 22%, to $1.1 million from the prior year revenue of $939,000. Our medical market revenue in the fourth quarter of the current year was similar to the prior year fourth quarter and were up by $105,000 from the third quarter of the current year. These fluctuations are the primary result of the shipment pattern from one customer.

In looking out to next year, we believe Test and Measurement revenues will grow more modestly given there has been a full year of the Silonex revenues in the base. Most of the growth is expected from forecasted THz system sales. Telecom revenues in fiscal year 2015 are expected to be up significantly as we supply HSOR products to satisfy the rapidly growing 100 Gigabytes per second (Gb/s) infrastructure build out and market share increase coming from China. The military/aerospace market retrenched significantly in fiscal year 2014 and we plan on slightly higher revenues in fiscal year 2015 given anticipated orders on the F-35, naval hull coating and certain missile programs. We expect medical market revenues to be flat to slightly down in fiscal year 2015 due to product transitions at a major customer. Overall, we expect fiscal year 2015 to exceed 20% growth on the strength of our HSOR and THz product offerings.

Gross Profit
Gross Profit was $9.6 million (or 33% of revenue), compared to the prior year of $8.8 million (37% of revenue), an increase of $782,000. Gross profit dollars increased given the higher volumes from the telecom market and the Silonex acquisition and was muted since we shutdown our silicon fabrication activities in the third quarter of fiscal year 2014 incurring special charges of $667,000. The lower gross profit rate was due primarily to the lower volume of THz contracts during the year. Gross profit in the fourth quarter of fiscal 2014 was $2.0 million (29% of revenue) versus $2.2 million (36% of revenue) during the prior year fourth quarter given the mix shift out of Terahertz contracts. Gross profit was $1.9 million (25% of revenue) in the third quarter of fiscal 2014 and improved by approximately $116,000 in the fourth quarter of fiscal 2014 to $2.0 million despite the 6% lower sales volume. The third quarter gross margin was adversely affected by the silicon fabrication shutdown costs.

Operating Expenses
Research and Development expenses (R&D) -- Our R&D expenses decreased approximately 12%, or $708,000, over the prior year. R&D expenses of $5.0 million for fiscal 2014 compared to $5.7 million in fiscal 2013 were 17% and 24% of sales, respectively. In fiscal 2013, we continued spending to develop and qualify certain HSOR products, and fulfill certain THz development contracts. Early in fiscal 2014, we reduced our engineering headcount to bring our spending more in line with our revenue profile as these projects were completed.

Sales and Marketing expenses (S&M) – S&M expenses increased $469,000 (or 22%) to $2.6 million (9% of sales) in fiscal 2014 compared to $2.1 million (9% of sales) in fiscal 2013. The increase was attributable to the acquisition of the Silonex business which brought certain ongoing sales and marketing costs and an increase in HSOR product line sales which drove higher commissions for the year.

General and Administrative expenses (G&A) -- G&A expenses increased $228,000 to approximately $4.5 million (15% of sales) for fiscal 2014, as compared to $4.3 million (18% of sales) for fiscal 2013. The increase was due to reduced tax credits obtained in FY14 when compared to the prior year and higher bank fees.

Amortization expense decreased approximately $152,000 to $1.0 million compared to the prior year of approximately $1.2 million. We use the cash flow amortization method on the majority of our intangible assets which results in a declining expense profile over the life of the assets.

Financing and Other Income (Expense), net
Interest income for fiscal 2014 was approximately $8,000, compared to $10,000 for fiscal 2013.

Interest expense for fiscal 2014 was $652,000 as compared to $202,000 in fiscal 2013, an increase of $450,000, due to higher rates on our loans with SVB, a $2.1 million increase in borrowings under our line of credit with SVB, non-cash amortization of $254,000, and issuance of the Partners for Growth (PFG) loan for $2.5 million in February 2013 to assist in financing the Silonex business net operating asset purchase as well as provide additional liquidity.

For the year ended March 31, 2014, there was an increase in the fair value of the warrant liability that triggered expense of $117,000 which compared to other income of $168,000 for the year ended March 31, 2013. FASB guidance requires our outstanding warrants to be recorded as a liability at fair value with subsequent changes in fair value recorded in earnings. The fair value of the warrant is determined using a Monte Carlo option pricing model, and is affected by changes in inputs to that model including our stock price, expected stock price volatility and contractual term. When a warrant may have different share exercise assumptions such as those issued in February 2013 to PFG and affiliates, we weigh various values based on the estimated probability of each outcome as of the valuation date. The expense of $117,000 related to the change in fair value of the warrant liability for fiscal 2014 is primarily due to the increase in our stock price.

Net loss for fiscal 2014 was $4.3 million ($0.14 per share), as compared to net loss of $4.4 million ($0.14 per share) in fiscal 2013, a decrease in the loss of approximately $123,000. The decrease in losses for the year were primarily attributable to the higher gross margin realized of $782,000 and lower operating expense spend of $163,000 partially offset by higher interest and warrant related expense.

Liquidity and Capital Resources

At March 31, 2014, we had cash and cash equivalents of $120,000, a decrease of $499,000 from $619,000 as of March 31, 2013 as cash and our line of credit have been used to fund losses and pay down certain debt obligations. Cash used in operating activities in fiscal 2014 was $845,000, cash used in investing activities was $421,000 and cash provided from financing activities netted $767,000.

Operating Activities

Net cash used in operations for the year ended March 31, 2014 was $845,000, the result of a net loss of $4.3 million net of non-cash expenses of $3.0 million and net cash provided by changes in operating assets and liabilities of $459,000. During the year, we matched our vendor's payment cycle with our customer's payment cycle thereby allowing for the liquidation of a small amount of working capital into cash.

Net cash used in operating activities of $2.2 million for the year ended March 31, 2013 was the result of net cash used by operations of $2.4 million and by net cash provided by changes in operating assets and liabilities of $172,000. The net cash used by operations included a net loss of $4.4 million and non cash items of $2.0 million from depreciation, amortization, debt discount amortization and stock based compensation expense and cash provided from operating assets and liabilities. Revenue levels at the end of the year were slightly down from the prior year end thereby allowing for a slight working capital liquidation.

Investing Activities

Net cash used in investing activities was $421,000 for the year ended March 31, 2014, consisting of capital expenditures of $136,000 and patent expenditures of $285,000.

Net cash used by investing activities was $1.5 million for the year ended March 31, 2013, consisting of capital expenditures of $408,000, patent expenditures of $181,000, and $900,000 spent by our newly formed Canadian subsidiary, Advanced Photonix Canada, Inc. to acquire the net operating assets of Silonex in March 2013.

Financing Activities

Net cash provided by financing activities was approximately $767,000 for the year ended March 31, 2014. We made line of credit draws of $2.1 million to pay principal of $1.4 million in term debt. During fiscal 2014, we made scheduled principal payments of $361,000 on our debt with SVB, $714,000 on our debt with PFG and $276,000 on our debt with MEDC/MSF.

Net cash used in financing activities was approximately $1.1 million for the year ended March 31, 2013. In February 2013, we entered into a 42 month amortizing note with PFG in exchange for $2.5 million. During fiscal 2013, we made scheduled principal payments of $923,000 on our debt with SVB, PFG and MEDC/MSF and paid down $500,000 on our line of credit with SVB.

Debt

Bank Debt

On January 31, 2012, we entered into a Loan and Security Agreement with Silicon Valley Bank ("**SVB**" and such agreement as amended from time to time, the "**SVB Loan Agreement**") and a related Loan and Security Agreement (Ex-IM Loan Facility) with SVB (as amended from time to time, the "**SVB Ex-Im Loan Agreement**", and together with the SVB Loan Agreement, the "**SVB Loan Agreements**") that provided for a three-year $1 million term loan that, as amended through June 2014, expires in March 2015, and a $5 million line of credit with a $3 million export-import facility sublimit that, as amended through June 2014, expires in June 2016. Subsequent to the execution of the original SVB Loan Agreements, there have been eight amendments that have modified the financial covenants, allowed for the acquisition of substantially all of the operating assets of Silonex, Inc. ("**Silonex**"), allowed us to enter into the loan agreement with Partners for Growth III, L.P. ("PFG" and such agreement as amended from time to time as the "PFG Loan Agreement) as described below and extended the maturity date of the line of credit from January 2014 to June 2016.

The SVB Loan Agreements as amended contained December 2013 and January 2014 financial covenants that required us to maintain a minimum liquidity ratio of 2.25 to 1.00 and a minimum trailing three month adjusted EBITDA, measured monthly of (1) a negative $300,000 for each fiscal month during the period July through October 2013; and (2) $1 for each fiscal month during the period November 2013 through February 2014.

As of December 27, 2013 and January 24, 2014, we were not in compliance with the then existing minimum adjusted EBITDA covenant of $1 for the three months ended December 27, 2013 and January 31, 2014, respectively, and as of January 31, 2014, the we were also not in compliance with the then existing minimum liquidity ratio of 2.25 to 1.00. In addition, the foregoing defaults triggered the cross-default provisions under each of the SVB Loan Agreements and the loan with PFG under the PFG Loan Agreement. Consequently, under the terms of each agreement, SVB and PFG were both entitled to proceed against the collateral provided as security for the loans issued thereunder upon an event of default subject, in PFG's case, to any rights that SVB may have in that same collateral.

On February 10, 2014, we entered into separate Forbearance Agreements with SVB and PFG pursuant to which and subject to certain exceptions, each of SVB and PFG agreed not to proceed against the collateral securing their respective loans until February 28, 2014. On March 5, 2014, we entered into separate amendment agreements with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the Company's $5 million line of credit to May 31, 2014; (ii) the minimum trailing three month adjusted EBITDA covenant was reset to a negative $1.2 million for the fiscal month ended February 28, 2014, a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014 and a positive $1 for the fiscal month ending May 31, 2014; (iii) the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of February 28, 2014, and 2.25 to 1.00 for each month thereafter through May 2014; and (iv) each of SVB and PFG waived the existing defaults. In addition to the payment of an amendment fee, the Company agreed to pay each of SVB and PFG additional fees of up to $50,000 and $75,000, respectively, no later than May 31, 2014 (the "**Tail Fees**").

On April 30, 2014, API entered into separate amendment agreements with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the $5 million line of credit to July 31, 2014; (ii) the trailing three month adjusted EBITDA covenant was reset to a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014, a negative $250,000 for the fiscal months ending May 31, 2014 and June 30, 2014 and a positive $1 for the fiscal month ending July 31, 2014; and (iii) the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of March 31, 2014 through May 31, 2014, and 2.00 to 1.00 for each month thereafter through July 2014. In addition to the payment of an amendment fee, we agreed to pay each of SVB and PFG their respective Tail Fee and, commencing with the month ended May 31, 2014, an additional fee of $15,000 and $20,000, respectively, for each month that the liquidity ratio is less than 2.00 to 1.00 as of the last day of the month under measurement.

On June 6, 2014 we received approximately $2,657,000 in proceeds before expenses from a secondary placement of 5,391,304 shares of Class A Common Stock through a firm underwriting by B Riley & Co., LLC. On June 10, 2014, the underwriter exercised the option on an additional 808,696 shares of Class A Common Stock for proceeds before expenses of $398,606. The net proceeds were used to pay down the existing line of credit with SVB and certain related fees. On June 20, 2014, we signed separate amendments with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the Company's line of credit to June 2016, (ii) all parties agreed to a six month trailing adjusted EBTIDA covenant, measured at each fiscal month end, of negative $850,000 through June 2014, negative $300,000 for July through September 2014, a positive $1 for October through December 2014 and $100,000 each month thereafter subject to reset upon the submission of the fiscal 2016 budget but no lower than $100,000 on a rolling six month basis, (iii) all parties agreed to adjust the minimum liquidity ratio, as defined, to be 1.30 to 1.00 for months ending prior to June 2014 and 2.00 to 1.00 for all months on or after June 2014 as measured at each month end, and (iv) SVB restored an interest rate matrix based on the covenant performance that results in an interest rate on the line of credit to range from prime rate plus 50 basis points up to prime rate plus 400 basis points and an interest rate on the term loan to range from prime plus 75 basis points up to prime plus 450 basis points. The agreements confirmed the obligation to pay the previously agreed Tail fees of $50,000 and $75,000 to SVB and PFG respectively, associated attorney fees for the amendment, but waived the added tail fees for May 2014 of $15,000 and $20,000 respectively.

The interest rates on the SVB term loan and line of credit as of March 31, 2014 were 7.75% and 7.25%, respectively. We had approximately $2.1 million outstanding on the SVB line of credit with approximately $2.0 million in borrowing capacity as of March 31, 2014. As of June 24, 2014, we have paid off the entire outstanding balance of the line of credit.

The EX-IM loan facility, is guaranteed by API's subsidiaries and all borrowings under the SVB Loan Agreements are secured by a first priority security interest granted to SVB over substantially all of our respective assets. As of March 31, 2014, we were in compliance with the related liquidity and adjusted EBITDA covenant with SVB based on the agreement as of that date. Based on the current projections, we expect to remain in compliance with the SVB loan covenants through at least March 2015 using the covenants agreed with SVB in June 2014.

Total interest payments made to the bank during the years ended March 31, 2014 and March 31, 2013 were approximately $107,000 and $54,000, respectively.

Partners for Growth Secured Debt

On February 8, 2013, we entered into a $2.5 million secured Loan and Security Agreement with PFG that is subordinated to the SVB Loan Agreements. Pursuant to the terms of the agreement, we are obligated to make monthly principal payments of $59,524, plus accrued interest at 11.75% through maturity in August 2016. As part of the consideration for and as a closing condition to the PFG Loan Agreement, we agreed to grant PFG and certain of its affiliates warrants to purchase up to 1,195,000 shares of the Company's Class A Stock (the "**Warrants**") in a private placement pursuant to Section 4(a)(2) of the Securities Act. 995,000 of the shares issuable under the Warrants were granted at an initial strike price equal to $0.50 per share (the "**Tier 1 Warrants**"), and the remaining 200,000 shares issuable under the Warrants were granted at an initial strike price equal to $1.00 per share **("$1.00 Warrants"**). Included in the PFG Loan Agreement were certain revenue and adjusted EBITDA goals which if hit would have reduced the interest rate from 11.75% to 9.75% and cancelled 200,000 of the warrants. We did not achieve those goals during the year and so the interest rate for the remaining life of the loan remains at 11.75% and 1,195,000 warrants remain outstanding as of March 31, 2014.

The Warrants contain full-ratchet anti-dilution provisions that will result in proportional adjustments to the exercise price and the number of shares issuable under the PFG Warrant Agreements in the event that we conduct a stock split, subdivision, stock dividend or combination, or similar transaction. The PFG Warrant Agreements also include a net exercise provision pursuant to which warrant holders will receive the number of shares equal to (x) the product of (A) the number of Warrants exercised multiplied by (B) the difference between (1) the fair market value of a share of Class A Stock (with fair value generally being equal to the highest closing price of our Class A Stock during the 45 consecutive trading days prior to the date of exercise) and (2) the strike price of the Warrant, (y) divided by the fair market value of a share of Class A Stock. In addition, in the event we are acquired, liquidate, conduct a public offering, or the Warrants expire, each warrant holder will have the right to "put" its Warrants to us in exchange for a per share cash payment that varies with the number of shares issuable under each Warrant, but in the aggregate will not exceed $250,000.

The PFG Loan Agreements as amended through December 2013 and January 2014, contained financial covenants that required us to maintain a minimum liquidity ratio of 2.25 to 1.00 and a minimum trailing three month adjusted EBITDA, measured monthly of (1) a negative $300,000 for each fiscal month during the period July through October 2013; and (2) $1 for each fiscal month during the period November 2013 through February 2014.

As of December 27, 2013 and January 24, 2014, we were not in compliance with then existing adjusted minimum EBITDA covenant of $1 for the three months ended December 27, 2013 and January 24, 2014, respectively, and as of January 24, 2014, API was also not in compliance with the then existing minimum liquidity ratio of 2.25 to 1.00. In addition, the foregoing defaults triggered the cross-default provisions under each of the SVB Loan Agreements and the loan with PFG. Consequently, under the terms of each agreement, SVB and PFG were both entitled to proceed against the collateral provided as security for the loans issued thereunder upon an event of default subject, in PFG's case, to any rights that SVB may have in that same collateral.

On February 10, 2014, we entered into separate Forbearance Agreements with SVB and PFG pursuant to which and subject to certain exceptions, each of SVB and PFG agreed not to proceed against the collateral securing their respective loans until February 28, 2014. On March 5, 2014, we entered into separate amendment agreements with SVB and PFG where, among other things, the minimum trailing three month adjusted EBITDA covenant was reset to a negative $1.2 million for the fiscal month ended February 28, 2014, a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014 and a positive $1 for the fiscal month ending May 31, 2014; the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of February 28, 2014, and 2.25 to 1.00 for each month thereafter through May 2014; and each of SVB and PFG waived the existing defaults. In addition to the payment

of an amendment fee, we agreed to pay each of SVB and PFG additional fees of up to $50,000 and $75,000, respectively, no later than May 31, 2014 (the "**Tail Fees**").
On April 30, 2014, we entered into separate amendment agreements with SVB and PFG where, among other things the trailing minimum three month adjusted EBITDA covenant was reset to a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014, a negative $250,000 for the fiscal months ending May 31, 2014 and June 30, 2014 and a positive $1 for the fiscal month ending July 31, 2014; and the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of March 31, 2014 through May 31, 2014, and 2.00 to 1.00 for each month thereafter through July 2014. In addition to the payment of an amendment fee, we agreed to pay each of SVB and PFG their respective Tail Fee and, commencing with the month ended May 31, 2014, an additional fee of $15,000 and $20,000, respectively, for each month that the liquidity ratio is less than 2.00 to 1.00 as of the last day of the month under measurement.

On June 20, 2014, we signed separate amendments with SVB and PFG where, among other things, both parties agreed to a minimum six month trailing adjusted EBTIDA covenant, measured at each fiscal month end, of negative $850,000 through June 2014, negative $300,000 for July through September 2014, a positive $1 for October through December 2014 and $100,000 each month thereafter subject to reset upon the submission of the fiscal 2016 budget but no lower than $100,000 on a rolling six month basis, both parties agreed to adjust the minimum liquidity ratio, as defined, to be 1.30 to 1.00 for months ending prior to June 2014 and 2.00 to 1.00 for all months on or after June 2014 as measured at each month end. The agreements confirmed the obligation to pay the previously agreed Tail fees of $50,000 and $75,000 to SVB and PFG respectively, associated attorney fees for the amendment, but waived the added tail fees for May of $15,000 for SVB and $20,000 for PFG.

We were in compliance with its loan covenants with PFG as of March 31, 2014 which were substantially the same as with SVB as of that date. Based on current projections, we expect to be in compliance with the revised PFG loan covenants through at least March 2015 using the covenants agreed with PFG in June 2014.

We determined the fair value of the warrant as of the issuance date to be $434,000. Pursuant to the accounting literature, a debt discount and a warrant liability were established as of the issuance date with the debt discount amortized over the life of the loan on an effective interest method. As of March 31, 2014, there was $218,000 in remaining unamortized debt discount offset against the PFG long term debt principal. See Note 9 to the Consolidated Financial Statements for additional information on the PFG warrants.

Total interest payments made to PFG during the years ended March 31, 2014 and March 31, 2013 were approximately $253,000 and $12,000, respectively.

MEDC/MSF Loans
In fiscal years 2005 and 2006, we entered into two unsecured loan agreements that are currently held by the Michigan Economic Development Corporation ("**MEDC**" and such agreement the "**MEDC Loan Agreement**") and a MEDC affiliate, the Michigan Strategic Fund ("**MSF**" and such agreement the "**MSF Loan Agreement**") pursuant to which we borrowed an aggregate of amount of $2.2 million. As amended, payments on the approximately $327,000 in principal outstanding as of March 31, 2014, under each of the MEDC Loan Agreement and MSF Loan Agreement are deferred until they mature on December 1, 2014 and November 1, 2014, respectively, at which time the entire remaining balance under each loan agreement becomes due and payable. The interest rate under both of the loans was 5.00% as of March 31, 2014.

Interest payments made to the MEDC/MSF were approximately $33,000 and $49,000 during the years ended March 31, 2014 and March 31, 2013, respectively.

Capital Leases
During fiscal 2014, we purchased certain equipment through several capital leases with monthly principal payments of $1,700 plus interest with some maturities extending to 2019. The leases are collateralized by the associated equipment.

Interest payments made to the lessors for the year ended March 31, 2014 totaled $4,000.

The current debt principal and maturities of all outstanding debt are included in the table below. The PFG loan balance below reflects the remaining principal on the amortizing term loan but is shown net of a debt discount of $218,000 on our balance sheet.

Debt Maturity Table (in 000's)

	Balance 3/31/13	Balance 3/31/14	Debt Maturities FY2015	FY2016	FY2017	FY2018	FY2019	FY2020 & Beyond
Credit Line – Silicon Valley Bank	$ --	$ 2,147	$ 2,147	$ --	$ --	$ --	$ --	$ --
Term Loan – Silicon Valley Bank	667	306	306	--	--	--	--	--
Partners for Growth Loan	2,441	1,726	714	714	298	--	--	--
MEDC/MSF loans	930	654	654	--	--	--	--	--
Capital Leases		56	20	11	11	12	2	
TOTAL	**$ 4,038**	**$ 4,889**	**$ 3,841**	**$ 725**	**$ 309**	**$ 12**	**$ 2**	**$ --**

Liquidity Outlook

During the past two years, we have been consuming cash because we have been operating at revenue levels below our cash breakeven point (as measured on an EBITDA basis calculated based on our lending agreements), we had business needs to purchase certain equipment and continue patent activities, and have had to pay principal on amortizing term debt. To fund this activity, we have steadily drawn down our cash balance, liquidated working capital into cash and used our available line of credit with SVB. As mentioned in the Debt section, the lack of positive EBTIDA pursuant to our lending agreement in December 2013 and the line of credit levels in January 2014 caused us to violate our loan covenants. To improve our liquidity position, we evaluated many alternatives for the lowest cost of capital and eventually settled on a secondary offering which was done on a firm underwritten basis by B. Riley in June 2014. The net proceeds after expenses of approximately $2.9 million were received in June 2014 and were used to pay down our existing line of credit with SVB. With this cash infusion, our lenders were comfortable extending our line of credit out two years until June 2016. Headwinds that slowed our growth in 2014 are expected to become tailwinds such that we expect revenue levels to increase in fiscal 2015 to a point that we begin generating positive EBITDA. We believe that with this positive EBITDA, our existing cash and cash equivalents plus availability on our line of credit will provide sufficient liquidity for us for the next twelve months. Positive cash flow from operations is highly dependent on increasing revenue levels. We have had and may continue to experience supply limitations that could hamper our ability to achieve the levels of HSOR revenue and the related gross margin previously enjoyed. We may therefore need additional financing to fund our operations in the future and there can be no assurance that additional funds will be available, especially if we experience operating results below expectations, or, if financing is available, there can be no assurance as to the terms on which funds might be available. If adequate financing is not available as required, or is not available on favorable terms, our business, financial position and results of operations will be adversely affected.

Summary of Contractual Obligations
The following table sets forth our contractual obligations at March 31, 2014.

Contractual Obligations		Payments due by period			
	Total	FY 2015	FY 2016-2018	FY 2019-2021	FY 2022 & later
Bank line of credit	$ 2,147,000	$ 2,147,000	$ -	$ -	$ -
Bank term loan	306,000	306,000	-	-	-
Partners for Growth loan	1,726,000	714,000	1,012,000		
MEDC/MSF loans	654,000	654,000	-	-	-
Capital leases	56,000	20,000	34,000	2,000	
Subtotal–Balance Sheet	**$ 4,889,000**	**$ 3,841,000**	**$ 1,046,000**	**$ 2,000**	**$ -**
Expected interest expense on current debt obligations	313,000	232,000	81,000	-	-
Operating lease obligations	5,055,000	892,000	2,583,000	1,580,000	-
Purchase obligations	2,602,000	2,602,000	-	-	-
Total	**$ 12,859,000**	**$ 7,567,000**	**$ 3,710,000**	**$ 1,582,000**	$ -

The Bank line of credit has been shown as due in fiscal year 2015 since this balance was paid with the proceeds of the equity offering completed in June 2014. SVB has extended our line of credit through June of 2016 and we expect to begin using the line of credit again in fiscal year 2015. Partners for Growth debt is shown at face value in the above table while the balance sheet reflects a debt discount related to the warrants issued of $218,000 as of March 31, 2014. Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not yet received the goods or services. We enter into agreements with suppliers that allow them to procure inventory based upon agreements defining our material and services requirements. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or the performance of services.

Off-Balance-Sheet Arrangements
At March 31, 2014 and March 31, 2013, we did not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which are typically established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements
In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09 – Revenue from Contracts with Customers (Topic 606). The amendments in this ASU create Topic 606,Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605,Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35,Revenue Recognition—Construction-Type and Production-Type Contracts, and create a new Subtopic 340-40,Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. We are currently assessing the impact this ASU will have on our future financial statements.

Quantitative and Qualitative Disclosures About Market Risk

At March 31, 2014, most of our interest rate exposure is linked to the prime rate on our SVB loans, subject to certain limitations, offset by interest that may be earned on our cash balances. As our cash balances have been minimal, we are at risk to the extent of changes in the prime rate. A 1% increase in prime rate will add approximately $25,000 in annual interest expense. We do not believe that moderate changes in the prime rate will materially affect our operating results or financial condition.

Over 99% of our sales and purchases are denominated in U.S. dollars for fiscal 2014. At March 31, 2014, we were subject to less than $1 million of foreign currency exchange fluctuations primarily with the Canadian dollar.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Advanced Photonix, Inc.
Ann Arbor, Michigan

We have audited the accompanying consolidated balance sheets of Advanced Photonix, Inc. as of March 31, 2014 and 2013 and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. In connection with our audits of the financial statements, we have also audited the financial statement schedule included at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Advanced Photonix, Inc. at March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP
Troy, Michigan
June 30, 2014

ADVANCED PHOTONIX, INC.
CONSOLIDATED BALANCE SHEETS

	March 31, 2014	March 31, 2013
ASSETS		
Current assets:		
Cash and cash equivalents	$ 120,000	$ 619,000
Receivables, net of allowance for doubtful accounts of $20,000 and $56,000, respectively	5,085,000	4,988,000
Inventories	4,749,000	3,905,000
Prepaid expenses and other current assets	444,000	795,000
Total current assets	10,398,000	10,307,000
Equipment and leasehold improvements, net	2,144,000	3,415,000
Goodwill	4,579,000	4,579,000
Intangible assets, net	2,942,000	3,686,000
Security deposits and other assets	138,000	229,000
Total Assets	$ 20,201,000	$ 22,216,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,661,000	$ 1,829,000
Accrued compensation	701,000	729,000
Accrued subcontracting costs	344,000	427,000
Other accrued expenses	1,108,000	871,000
Current portion of long-term debt, PFG	714,000	714,000
Current portion of long-term debt, MEDC/MSF	654,000	553,000
Current portion of capital lease	20,000	--
Current portion of long-term debt, bank line of credit	2,147,000	--
Current portion of long-term debt, bank term loan	306,000	333,000
Total current liabilities	8,655,000	5,456,000
Long-term debt, less current portion – PFG, net of debt discount	794,000	1,322,000
Long-term debt, less current portion – MEDC/MSF	--	377,000
Long-term debt, less current portion – bank term loan	--	334,000
Long-term debt, capital lease	36,000	--
Warrant liability	409,000	292,000
Total liabilities	9,894,000	7,781,000
Commitments and contingencies		
Shareholders' equity:		
Class A Common Stock, $.001 par value, 100,000,000 authorized; 31,203,213 shares issued and outstanding as of March 31, 2014 and 31,158,347 shares issued and outstanding as of March 31, 2013	31,000	31,000
Additional paid-in capital	58,752,000	58,616,000
Accumulated deficit	(48,476,000)	(44,212,000)
Total shareholders' equity	10,307,000	14,435,000
Total Liabilities and Shareholders' Equity	$ 20,201,000	$ 22,216,000

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Fiscal Years Ended March 31, 2014 and March 31, 2013

	2014	2013
Sales, net	$ 29,041,000	$ 23,649,000
Cost of products sold	19,433,000	14,823,000
Gross profit	9,608,000	8,826,000
Operating expenses:		
Research, development and engineering expenses	4,975,000	5,683,000
Sales and marketing expenses	2,562,000	2,093,000
General and administrative expenses	4,482,000	4,254,000
Amortization expense – intangible assets	1,029,000	1,181,000
Total operating expenses	13,048,000	13,211,000
Loss from operations	(3,440,000)	(4,385,000)
Other income (expense):		
Interest income	8,000	10,000
Interest expense	(652,000)	(202,000)
Change in fair value of warrant liability	(117,000)	168,000
Other income (expense)	(63,000)	22,000
Total other expense	(824,000)	(2,000)
Loss before benefit for income taxes	(4,264,000)	(4,387,000)
Benefit for income taxes	--	--
Net loss and comprehensive loss	$ (4,264,000)	$ (4,387,000)
Basic and diluted loss per share	$ (0.14)	$ (0.14)
Weighted average common shares outstanding	31,227,000	31,161,000

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Fiscal Years Ended March 31, 2014 and March 31, 2013
(In thousands, except share data)

	Class A Common Shares	Class A Common Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, MARCH 31, 2012	**31,159,431**	**$ 31**	**$ 58,446**	**$ (39,825)**	**$ 18,652**
Exercise of stock options	1,716	--	3	--	3
Forfeiture of restricted shares	(2,800)	--	--	--	--
Stock based compensation	--	--	167	--	167
Net loss	--	--	--	(4,387)	(4,387)
BALANCE, MARCH 31, 2013	**31,158,347**	**31**	**58,616**	**(44,212)**	**14,435**
Exercise of stock options	5,193	--	5	--	5
Issuance of restricted shares	90,000	--	--	--	--
Forfeiture of restricted shares	(18,636)	--	--	--	--
Correction to outstanding shares	(31,691)	--	--	--	--
Income taxes paid on stock grant	--	--	(8)	--	(8)
Stock based compensation	--	--	139	--	139
Net loss	--	--	--	(4,264)	(4,264)
BALANCE, MARCH 31, 2014	**31,203,213**	**$ 31**	**$ 58,752**	**$ (48,476)**	**$ 10,307**

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the fiscal years ended March 31, 2014 and March 31, 2013

	2014	2013
Cash flows from operating activities:		
Net loss	$ (4,264,000)	$ (4,387,000)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	1,489,000	785,000
Amortization of intangible assets	1,029,000	1,181,000
Amortization of debt discount	186,000	29,000
Stock based compensation expense	139,000	167,000
Change in fair value of warrant liability	117,000	(168,000)
Changes in operating assets and liabilities:		
Accounts receivable	(97,000)	(150,000)
Inventories	(844,000)	71,000
Prepaid expenses and other assets	442,000	(429,000)
Accounts payable	832,000	596,000
Accrued expenses	126,000	84,000
Net cash used in operating activities	(845,000)	(2,221,000)
Cash flows from investing activities:		
Capital expenditures	(136,000)	(408,000)
Patent expenditures	(285,000)	(181,000)
Cash paid for Silonex net assets	--	(900,000)
Net cash used in investing activities	(421,000)	(1,489,000)
Cash flows from financing activities:		
Payments on bank term loan	(361,000)	(333,000)
Payments on bank line of credit	--	(500,000)
Proceeds from bank line of credit	2,147,000	--
Payments on MEDC/MSF term loans	(276,000)	(531,000)
Proceeds from PFG Loan	--	2,500,000
Payments on PFG Loan	(714,000)	(59,000)
Payments on capital leases	(26,000)	--
Income taxes paid on stock grant	(8,000)	--
Proceeds from exercise of stock options	5,000	3,000
Net cash provided by financing activities	767,000	1,080,000
Net decrease in cash and cash equivalents	(499,000)	(2,630,000)
Cash and cash equivalents, beginning of year	619,000	3,249,000
Cash and cash equivalents, end of year	$ 120,000	$ 619,000
Supplemental cash flow information:		
Cash paid for interest	$ 398,000	$ 115,000
Cash paid for income taxes	$ --	$ --
Supplemental disclosure of non-cash investing and financing activities:		
Acquisition of equipment through capital lease	$ 82,000	--

See Notes to Consolidated Financial Statements.

ADVANCED PHOTONIX, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2014 and March 31, 2013

1. The Company

Advanced Photonix, Inc. ® (API) was incorporated under the laws of the State of Delaware in June 1988. API and its subsidiaries (the Company, we, us or API) are a leading supplier of optoelectronic semiconductors which are packaged into components, sub-systems and full systems for high-speed optical receivers (HSOR), custom optoelectronic products and Terahertz (THz) instrumentation, serving a variety of global markets. The Company supports its customers from the initial concept and design phase of the product, through testing to full-scale production. The Company has two manufacturing facilities located in Camarillo, California and Ann Arbor, Michigan.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the financial statements of API and its wholly-owned subsidiaries (Silicon Sensors, Inc., Picometrix, LLC and Advanced Photonix Canada, Inc.). The functional currency of all locations is the US dollar. All significant inter-company balances and transactions have been eliminated in consolidation.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09 – Revenue from Contracts with Customers (Topic 606). The amendments in this ASU create Topic 606,Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605,Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35,Revenue Recognition—Construction-Type and Production-Type Contracts, and create a new Subtopic 340-40,Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this ASU are effective for annual periods beginning after December 15, 2016, including interim periods within that reporting period. Early adoption is not permitted. The Company is currently assessing the impact this ASU will have on its future financial statements.

Reclassifications
Certain prior year balances have been reclassified in the consolidated financial statements to conform to the current year presentation.

Operating Segment Information
FASB guidance establishes annual and interim reporting standards for operating segments and requires certain disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenue, and its major customers. Operating segments are defined as components of an enterprise that engage in business activities for which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. API's chief operating decision makers are its chief executive officer and chief operating officer, who review financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. API has one business activity: light and radiation detection devices also known as photodiodes.

Pervasiveness of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying value of all short term financial instruments potentially subject to valuation risk (principally consisting of cash equivalents, accounts receivable, and accounts payable) approximates fair value based upon the short term nature of these instruments. In the case of MEDC/MSF term debt, the bank line of credit, the PFG debt and the bank term debt, the carrying value approximates fair value based upon prevailing interest rates available to the Company. In the case of new capital lease debt, the carrying value approximates fair value as this debt was entered into in during the current year and interest rates have not changed significantly during the year for this type of debt.

Cash Equivalents

The Company considers all highly liquid investments, with an original maturity of three months or less when purchased, to be cash equivalents.

Accounts Receivable

Receivables are stated at amounts estimated by management to be the net realizable value. The allowance for doubtful accounts is based on specific identification. Accounts receivable are charged off when it becomes apparent, based upon age or customer circumstances, that such amounts will not be collected.

Accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Any unanticipated change in the customers' credit worthiness or other matters affecting the collectability of amounts due from such customers could have a material effect on the results of operations in the period in which such changes or events occur. As of March 31, 2014, one customer individually comprised 19% of accounts receivable. As of March 31, 2013, one customer individually comprised 12% of accounts receivable. The allowance for doubtful accounts was $20,000 and $56,000 on March 31, 2014 and March 31, 2013, respectively.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. As of March 31, 2013, approximately $190,000 was held at Silicon Valley Bank in excess of federally insured limits. As of March 31, 2014, the $120,000 in cash held at banks was within federally insured limits.

Inventories

Inventories, which include material, labor and manufacturing overhead, are stated at the lower of cost (on a first in–first out basis) or market. Slow moving and obsolete inventories are reviewed throughout the year to assess whether a cost adjustment is required. Our review of slow moving and obsolete inventory begins with a listing of all inventory items which have not moved regularly within the past 12 months. In addition, any residual inventory, which is customer specific and remaining on hand at the time of contract completion, is included in the list. The complete list of slow moving and obsolete inventory is then reviewed by the production, engineering and/or purchasing departments to identify items that can be utilized in the near future. These items are then excluded from the analysis and the remaining amount of slow-moving and obsolete inventory is then further assessed and a write down is recorded when warranted. Additionally, non-cancelable open purchase orders for parts we are obligated to purchase where demand has been reduced may also be written down. Impairments for open purchase orders where the market price is lower than the purchase order price are also recorded. The impairments established for excess, slow moving, and obsolete inventory create a new cost basis for those items. The cost basis of these parts is not subsequently increased if the circumstances which led to the impairment change in the future. If a product that had previously been impaired is subsequently sold, the amount of reduced cost basis is reflected as cost of goods sold.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, as follows:

Leasehold improvements	Term of lease or useful life, whichever is less
Machinery and equipment	5 – 7 years
Furniture and fixtures	3 – 7 years
Computer hardware	3 – 7 years
Computer software	3 – 5 years
Equipment under capital lease	Term of lease or useful life, whichever is less

Patents
Patents represent costs incurred in connection with patent applications. Such costs are amortized using the straight-line method over the useful life of the patent once issued, or expensed immediately if any specific application is unsuccessful.

Impairment of Goodwill and Long-Lived Assets
As of March 31, 2014 and March 31, 2013, the consolidated balance sheet included $4.6 million of goodwill. Goodwill represents the excess purchase price over amounts assigned to tangible or identifiable intangible assets acquired and liabilities assumed from our business acquisitions.

Goodwill and intangible assets that are not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. During the year ended March 31, 2013, the Company adopted new FASB guidance relative to goodwill impairment whereby in its annual assessment of goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying value before performing the two step quantitative impairment test. If after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test is not necessary. Step one of the two step impairment test is to compare the fair value of the reporting unit with the unit's carrying amount, including goodwill. Fair value of each reporting unit is determined by weighting fair values determined using a combination of a discounted cash flow approach, and observed enterprise to revenue multiples and precedent sales transactions multiples for companies in the reporting units' peer group. If this test indicates that the fair value is less than the carrying value, then step two is required to compare the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the goodwill exceeds its implied fair value, an impairment loss shall be recognized in an amount equal to that excess. The Company has selected March 31 as the date for its annual impairment test.

The Company continues to meet the criteria to report as a single reportable segment. In fiscal 2013 and prior years, the Company had one reporting unit. The nature of the production process was similar for the Company's three product lines, manufacturing for the different product lines occurred in common facilities and the types and class of customers were in some cases similar across the three product lines. However, as disclosed in Note 11, in the third quarter of fiscal 2014, the Company made the decision to begin outsourcing the silicon photodiode production that is used in the Optosolutions product line given sources in Asia became more cost effective. In addition, the decision was made to provide access to the Asia market which management believes will benefit the Company as a whole. Prior to that decision, the production of silicon photodiodes had been done in the Ann Arbor, Michigan facility using shared equipment with the HSOR and THz product lines. As a result of the change from a shared manufacturing process for the three product lines and certain restructuring changes internally, the Company has concluded it can no longer aggregate its three product lines into one reporting unit for goodwill impairment purposes as of March 31, 2014 but instead considers there to be two reporting units as photodiode production remains common for the HSOR and THZ products and the types and classes of customers are similar as well. The Company determined the fair value of the two reporting units by weighting fair values determined using a combination of a discounted cash flow approach, and observed enterprise values to revenues multiples and precedent sales transaction multiples for companies in the reporting units' peer group. using a combination of discounted cash flow, market multiples and precedent transactions for a product line or group of product lines. Key assumptions used to determine the fair value of each reporting unit were (a) future expected cash flows; (b) estimated residual growth rates; (c) discount rates which were based on our estimates of the after tax weighted average cost of capital; (d) observed enterprise value to sales multiples for our peer group; and (e) enterprise to revenue multiples observed in precedent merger and acquisition transactions for our peer group. Additionally, we consider our market capitalization in comparison to the aggregate fair value of the reporting units.

As a result of the changes in reporting units during the year, the Company allocated the $4.6 million of Goodwill to its two reporting units based on the reporting units' relative fair value. The Company then compared the fair value of the reporting units to their respective carrying value. The Company's valuation as of March 31, 2014 indicated there were no impairments of Goodwill for the two reporting units when computed as described above, with the fair value exceeding carrying value by at least 109% for both.

As noted above, API's stock price is a significant factor in assessing fair value for purposes of the goodwill impairment test. As of March 31, 2014, API's market capitalization exceeded the shareholders' equity balance of the Company by 91%. If the Company's market capitalization falls below the current carrying value for a sustained period, or the Company's reporting units do not perform as expected, it is reasonably likely that an impairment assessment would be necessary and a non-cash charge to operating income may be recorded.

The carrying value of other long-lived assets, including amortizable intangibles, leasehold improvements, and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset (asset group) are less than the carrying value of the asset (asset group). The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset, or group of assets used in conjunction with the specific asset or assets, in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset, or asset group, over its then estimated fair value. As a result of the current year operating loss, the Company performed an impairment evaluation. The vast majority of the amortizing intangibles, leasehold improvements and equipment subject to the impairment test are in the combined HSOR and THz reporting unit. Given the shared nature of the manufacturing process for photodiodes, the Company has determined the lowest level of cash flows to be the reporting unit. The impairment analysis involved forecasting future undiscounted cash flows of the reporting unit over the estimated useful life of the primary asset of the group. After performing this first step analysis, the Company concluded that as of March 31, 2014 there were no impairments indicated.

Revenue Recognition
Revenue is derived principally from the sales of the Company's products when, persuasive evidence of an arrangement exists, usually in the form of a purchase order, when shipment has occurred or when services have been rendered since title and risk of loss typically transfer at shipment, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no post shipment obligations or uncertainties with respect to customer acceptance.

The Company sells certain of its products to customers with a product warranty that provides warranty repairs at no cost. The length of the warranty term is one year from date of shipment. The estimated exposure is accrued to warranty claims based upon historical claim costs. These estimates are reviewed on a regular basis with adjustments to the warranty provisions as other information becomes available.

The Company does not provide price protection or a general right of return. The return policy only permits product returns for warranty and non-warranty repair or replacement and requires pre-authorization by the Company prior to the return. Credit or discounts, which have been historically insignificant, may be given at the Company's discretion and are recorded when and if determined.

The Company predominantly sells directly to original equipment manufacturers with a direct sales force with limited sales through representatives, value added resellers (VAR) and distributors. Distributor and VAR sales represented approximately 11% of total revenue for the year ended March 31, 2014. Significant terms and conditions of distributor agreements include FOB source, net 30 days payment terms, with no return and limited exchange rights, and no price protection. Since the product transfers title to the distributor at the time of shipment, the products are not considered inventory on consignment.

Revenue is also derived from technology research and development contracts. API recognizes revenue from these contracts as services and/or materials are provided. Government contract revenues represent approximately 5% and 15% of annual sales for the years ended March 31, 2014 and 2013, respectively.

Significant Customers
During the fiscal year ended March 31, 2014, there were two customers that accounted for 10% and 12% of the Company's net sales, respectively. During the fiscal year ended March 31, 2013, one customer accounted for 15% of the Company's net sales.

Product Warranty
The Company generally sells products with a limited warranty of product quality. The Company accrues for known warranty issues if a loss is probable and can be reasonably estimated, and accrues for estimated incurred but unidentified issues based on historical activity. Accrued product warranty liability is included in Other Accrued expenses in the Consolidated Balance Sheets.

The following table presents the movement in the product warranty liability for the years ended March 31, 2014 and March 31, 2013.

	Years ended March 31,	
	2014	2013
Beginning balance	$ 63,000	$ 24,000
Current period accruals	55,000	51,000
Used for purpose intended	(43,000)	(12,000)
Ending balance	**$ 75,000**	**$ 63,000**

Shipping and Handling Costs
The Company's policy is to classify shipping and handling costs as a component of Costs of products sold in the Consolidated Statements of Operations.

Research and Development Costs
The Company charges all research and development costs, including costs associated with development contract revenues, to expense when incurred. Manufacturing costs associated with the development of a new fabrication process or a new product are expensed until such times as these processes or products are proven through final testing and initial acceptance by the customer. Costs related to revenues on non-recurring engineering services billed to customers are generally classified as Cost of products sold. The Company generally retains intellectual property rights related to paid research and development contracts.

Advertising Costs
Advertising costs are expensed as incurred. Advertising expense was approximately $16,000 and $30,000 in fiscal 2014 and fiscal 2013, respectively, and is included in Sales and Marketing expenses in the Consolidated Statements of Operations.

Accounting for Stock Based Compensation
The Company estimates the fair value of stock-based awards utilizing the Black-Scholes pricing model for stock options and using the intrinsic value for restricted stock. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period.

Accounting for Income Taxes
Income tax provisions and benefits are made for taxes currently payable or refundable, and for deferred income taxes arising from future tax consequences of events that were recognized in the Company's financial statements or tax returns and tax credit carry forwards. The effects of income taxes are measured based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to an amount that will more likely than not be realized.

The calculation of federal income taxes involves dealing with uncertainties in the application of complex tax regulations.

The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step involves evaluating the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step involves estimating and measuring the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company has to determine the probability of various possible outcomes. Our evaluation of uncertain tax positions is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision. The Company has taken no tax positions which would require disclosure. Although the Internal Revenue Service (IRS) is not currently examining any of our income tax returns, tax filings for the fiscal years 2011 to 2013 remain open and are subject to examination.

Earnings per Share
Basic EPS is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS amounts are based upon the weighted average number of common and common equivalent shares outstanding during the period. The Company uses the treasury stock method to calculate the impact of outstanding stock options and warrants. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. All common stock equivalents have been excluded from the calculation of Diluted EPS due to the net loss in both the years ended March 31, 2014 and 2013.

3. Inventories

Inventories consisted of the following at March 31:

	2014	2013
Raw material	$ 3,093,000	$ 2,600,000
Work-in-process	954,000	782,000
Finished products	702,000	523,000
Inventories	**$ 4,749,000**	**$ 3,905,000**

4. Equipment and Leasehold Improvements

Equipment and leasehold improvements consisted of the following at March 31:

	2014	2013
Machinery and equipment	$ 10,320,000	$ 9,967,000
Furniture and fixtures	744,000	746,000
Leasehold improvements	1,027,000	1,083,000
Computer hardware	720,000	697,000
Capitalized software	1,092,000	1,087,000
Total assets	13,903,000	13,580,000
Accumulated depreciation	(11,813,000)	(10,338,000)
	2,090,000	3,242,000
Construction-in-process	54,000	173,000
Net equipment and leasehold improvements	**$ 2,144,000**	**$ 3,415,000**

Depreciation expense for the fiscal years ended March 31, 2014 and 2013 was approximately $1.5 million and $785,000, respectively. As disclosed in Note 11, due to the outsourcing of the manufacturing of silicon photodiodes used in the Optosolutions products, the Company determined that an accelerated depreciation charge of approximately $608,000 was necessary to the state the net book value of the idle assets at amounts that could be obtained if the equipment was sold to third party buyers.

5. Intangible Assets and Goodwill

Intangible Assets

Intangible assets that have or will have definite lives consist of the following (in thousands):

	Original Average Lives in Years	Amortization Method	March 31, 2014 Carrying Value	Accumulated Amortization	Intangibles Net
Customer list	15	Straight Line	$ 190	$ 113	$ 77
Trademarks	15	Cash Flow	2,270	1,267	1,003
Technology	10	Cash Flow	10,950	10,672	278
Distribution rights	7	Straight Line	148	23	125
Patents pending			795	--	795
Patents		Straight Line	1,108	444	664
Total Intangibles			**$ 15,461**	**$ 12,519**	**$ 2,942**

	Original Average Lives in Years	Amortization Method	March 31, 2013 Carrying Value	Accumulated Amortization	Intangibles Net
Customer list	15	Straight Line	$ 190	$ 100	$ 90
Trademarks	15	Cash Flow	2,270	1,105	1,165
Technology	10	Cash Flow	10,950	9,946	1,004
Distribution rights	7	Straight Line	148	2	146
Patents pending			672	--	672
Patents		Straight Line	946	337	609
Total Intangibles			**$ 15,176**	**$ 11,490**	**$ 3,686**

Amortization expense was approximately $1.0 million and $1.2 million for the years ended March 31, 2014 and March 31, 2013, respectively. The current patents held by the Company have useful lives ranging up to 20 years.

The cash flow method of amortization is based upon management's estimate of how the intangible asset contributes to our cash flows and best represents the pattern of how the economic benefits of the intangible asset will be consumed or used up. Such amortization is initially derived from the estimated undiscounted cash flows that were used in determining the original fair value of the intangible asset at the acquisition date and is monitored for significant changes in subsequent periods.

Assuming no impairment to the intangible value, future amortization expense for intangible assets and patents are as follows:

Intangible Assets and Patents (000's)(a)	
2015	$ 457
2016	474
2017	322
2018	322
2019	314
2020 and thereafter	258
Total	**$ 2,147**

(a) Patent pending costs of $795,000 are not included in the chart above. These costs will be amortized beginning the month the patents are granted.

Goodwill
Goodwill reflected on the consolidated balance sheets as of March 31, 2014 and March 31, 2013 is net of previously recorded impairment charges of $954,000.

6. Debt

Bank Debt
On January 31, 2012, API entered into a Loan and Security Agreement with Silicon Valley Bank ("**SVB**" and such agreement as amended from time to time, the "**SVB Loan Agreement**") and a related Loan and Security Agreement (Ex-IM Loan Facility) with SVB (as amended from time to time, the "**SVB Ex-Im Loan Agreement**", and together with the SVB Loan Agreement, the "**SVB Loan Agreements**") that provided for a three-year $1 million term loan that, as amended through June 2014, expires in March 2015, and a $5 million line of credit with a $3 million export-import facility sublimit that, as amended through June 2014, expires in June 2016. Subsequent to the execution of the original SVB Loan Agreements, there have been eight amendments that have modified the financial covenants, allowed for the acquisition of substantially all of the operating assets of Silonex, Inc. ("**Silonex**"), allowed the Company to enter into the loan agreement with Partners for Growth III, L.P. ("PFG" and such agreement as amended from time to time as the "PFG Loan Agreement) as described below and extended the maturity date of the line of credit from January 2014 to June 2016.

The SVB Loan Agreements as amended contained December 2013 and January 2014 financial covenants that required the Company to maintain a minimum liquidity ratio of 2.25 to 1.00 and a minimum trailing three month adjusted EBITDA, measured monthly of (1) a negative $300,000 for each fiscal month during the period July through October 2013; and (2) $1 for each fiscal month during the period November 2013 through February 2014.

As of December 27, 2013 and January 24, 2014, the Company was not in compliance with the then existing minimum adjusted EBITDA covenant of $1 for the three months ended December 27, 2013 and January 31, 2014, respectively, and as of January 31, 2014, the Company was also not in compliance with the then existing minimum liquidity ratio of 2.25 to 1.00. In addition, the foregoing defaults triggered the cross-default provisions under each of the SVB Loan Agreements and the loan with PFG under the PFG Loan Agreement. Consequently, under the terms of each agreement, SVB and PFG were both entitled to proceed against the collateral provided as security for the loans issued thereunder upon an event of default subject, in PFG's case, to any rights that SVB may have in that same collateral.

On February 10, 2014, API entered into separate Forbearance Agreements with SVB and PFG pursuant to which and subject to certain exceptions, each of SVB and PFG agreed not to proceed against the collateral securing their respective loans until February 28, 2014. On March 5, 2014, the Company entered into separate amendment agreements with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the Company's $5 million line of credit to May 31, 2014; (ii) the minimum trailing three month adjusted EBITDA covenant was reset to a negative $1.2 million for the fiscal month ended February 28, 2014, a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014 and a positive $1 for the fiscal month ending May 31, 2014; (iii) the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of February 28, 2014, and 2.25 to 1.00 for each month thereafter through May 2014; and (iv) each of SVB and PFG waived the existing defaults. In addition to the payment of an amendment fee, the Company agreed to pay each of SVB and PFG additional fees of up to $50,000 and $75,000, respectively, no later than May 31, 2014 (the "**Tail Fees**").

On April 30, 2014, API entered into separate amendment agreements with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the $5 million line of credit to July 31, 2014; (ii) the trailing three month adjusted EBITDA covenant was reset to a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014, a negative $250,000 for the fiscal months ending May 31, 2014 and June 30, 2014 and a positive $1 for the fiscal month ending July 31, 2014; and (iii) the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of March 31, 2014 through May 31, 2014, and 2.00 to 1.00 for each month thereafter through July 2014. In addition to the payment of an amendment fee, the Company agreed to pay each of SVB and PFG their respective Tail Fee and, commencing with the month ended May 31, 2014, an additional fee of $15,000 and $20,000, respectively, for each month that the liquidity ratio is less than 2.00 to 1.00 as of the last day of the month under measurement.

On June 6, 2014, API received approximately $2,657,000 in proceeds before expenses from a secondary placement of 5,391,304 shares of Class A Common Stock through a firm underwriting by B Riley & Co., LLC. On June 10, 2014, the underwriter exercised the option on an additional 808,696 shares of Class A Common Stock for proceeds before expenses of $398,606. The net proceeds were used to pay down the existing line of credit with SVB and certain related fees. On June 20, 2014, API signed separate amendments with SVB and PFG where, among other things, (i) SVB agreed to extend the maturity date of the Company's line of credit to June 2016, (ii) all parties agreed to a six month trailing adjusted EBTIDA covenant, measured at each fiscal month end, of negative $850,000 through June 2014, negative $300,000 for July through September 2014, a positive $1 for October through December 2014 and $100,000 each month thereafter subject to reset upon the submission of the fiscal 2016 budget but no lower than $100,000 on a rolling six month basis, (iii) all parties agreed to adjust the minimum liquidity ratio, as defined, to be 1.30 to 1.00 for months ending prior to June 2014 and 2.00 to 1.00 for all months on or after June 2014 as measured at each month end, and (iv) SVB restored an interest rate matrix based on the covenant performance that results in an interest rate on the line of credit to range from prime rate plus 50 basis points up to prime rate plus 400 basis points and an interest rate on the term loan to range from prime plus 75 basis points up to prime plus 450 basis points. The agreements confirmed the obligation to pay the previously agreed Tail fees of $50,000 and $75,000 to SVB and PFG respectively, associated attorney fees for the amendment, but waived the added tail fees for May 2014 of $15,000 and $20,000 respectively.

The interest rates on the SVB term loan and line of credit as of March 31, 2014 were 7.75% and 7.25%, respectively. The Company had approximately $2.1 million outstanding on the SVB line of credit with approximately $2.0 million in borrowing capacity as of March 31, 2014. As of June 24, 2014, the Company has paid off the entire outstanding balance of the line of credit.

The EX-IM Loan Facility is guaranteed by the API's subsidiaries and all borrowings under the SVB Loan Agreements are secured by a first priority security interest granted to SVB over substantially all of the Company's respective assets. As of March 31, 2014, the Company was in compliance with the related liquidity and adjusted EBITDA covenant with SVB based on the agreement as of that date. Based on the current projections, the Company expects to remain in compliance with the SVB loan covenants through at least March 2015 using the covenants agreed with SVB in June 2014.

Total interest payments made to the bank during the years ended March 31, 2014 and March 31, 2013 were approximately $107,000 and $54,000, respectively.

Partners for Growth Secured Debt
On February 8, 2013, API entered into a $2.5 million secured Loan and Security Agreement with PFG that is subordinated to the SVB Loan Agreements. Pursuant to the terms of the agreement, the Company is obligated to make monthly principal payments of $59,524, plus accrued interest at 11.75% through maturity in August 2016. As part of the consideration for and as a closing condition to the PFG Loan Agreement, the Company agreed to grant PFG and certain of its affiliates warrants to purchase up to 1,195,000 shares of the Company's Class A Stock (the "**Warrants**") in a private placement pursuant to Section 4(a)(2) of the Securities Act. 995,000 of the shares issuable under the Warrants were granted at an initial strike price equal to $0.50 per share (the "**Tier 1 Warrants**"), and the remaining 200,000 shares issuable under the Warrants were granted at an initial strike price equal to $1.00 per share **("$1.00 Warrants"**). Included in the PFG Loan Agreement were certain revenue and adjusted EBITDA goals which if hit would have reduced the interest rate from 11.75% to 9.75% and cancelled 200,000 of the warrants. The Company has not achieved those goals during the year and so the interest rate for the remaining life of the loan remains at 11.75% and 1,195,000 warrants remain outstanding as of March 31, 2014.

The Warrants contain full-ratchet anti-dilution provisions that will result in proportional adjustments to the exercise price and the number of shares issuable under the PFG Warrant Agreements in the event that the Company conducts a stock split, subdivision, stock dividend or combination, or similar transaction. The PFG Warrant Agreements also include a net exercise provision pursuant to which warrant holders will receive the number of shares equal to (x) the product of (A) the number of Warrants exercised multiplied by (B) the difference between (1) the fair market value of a share of Class A Stock (with fair value generally being equal to the highest closing price of the Company's Class A Stock during the 45 consecutive trading days prior to the date of exercise) and (2) the strike price of the Warrant, (y) divided by the fair market value of a share of Class A Stock. In addition, in the event the Company is acquired, liquidates, conducts a public offering, or the Warrants expire, each warrant holder will have the right to "put" its Warrants to the Company in exchange for a per share cash payment that varies with the number of shares issuable under each Warrant, but in the aggregate will not exceed $250,000.

The PFG Loan Agreements as amended through December 2013 and January 2014, contained financial covenants that required the Company to maintain a minimum liquidity ratio of 2.25 to 1.00 and a minimum trailing three month adjusted EBITDA, measured monthly of (1) a negative $300,000 for each fiscal month during the period July through October 2013; and (2) $1 for each fiscal month during the period November 2013 through February 2014.

As of December 27, 2013 and January 24, 2014, API was not in compliance with then existing adjusted minimum EBITDA covenant of $1 for the three months ended December 27, 2013 and January 24, 2014, respectively, and as of January 24, 2014, API was also not in compliance with the then existing minimum liquidity ratio of 2.25 to 1.00. In addition, the foregoing defaults triggered the cross-default provisions under each of the SVB Loan Agreements and the loan with PFG. Consequently, under the terms of each agreement, SVB and PFG were both entitled to proceed against the collateral provided as security for the loans issued thereunder upon an event of default subject, in PFG's case, to any rights that SVB may have in that same collateral.

On February 10, 2014, API entered into separate Forbearance Agreements with SVB and PFG pursuant to which and subject to certain exceptions, each of SVB and PFG agreed not to proceed against the collateral securing their respective loans until February 28, 2014. On March 5, 2014, the Company entered into separate amendment agreements with SVB and PFG where, among other things, the minimum trailing three month adjusted EBITDA covenant was reset to a negative $1.2 million for the fiscal month ended February 28, 2014, a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014 and a positive $1 for the fiscal month ending May 31, 2014; the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of February 28, 2014, and 2.25 to 1.00 for each month thereafter through May 2014; and each of SVB and PFG waived the existing defaults. In addition to the payment of an amendment fee, the Company agreed to pay each of SVB and PFG additional fees of up to $50,000 and $75,000, respectively, no later than May 31, 2014 (the "**Tail Fees**").

On April 30, 2014, API entered into separate amendment agreements with SVB and PFG where, among other things the trailing minimum three month adjusted EBITDA covenant was reset to a negative $800,000 for the fiscal month ended March 31, 2014, a negative $600,000 for the fiscal month ended April 30, 2014, a negative $250,000 for the fiscal months ending May 31, 2014 and June 30, 2014 and a positive $1 for the fiscal month ending July 31, 2014; and the existing minimum liquidity ratio covenant was reset to 1.30 to 1.00 as of March 31, 2014 through May 31, 2014, and 2.00 to 1.00 for each month thereafter through July 2014. In addition to the payment of an amendment fee, the Company agreed to pay each of SVB and PFG their respective Tail Fee and, commencing with the month ended May 31, 2014, an additional fee of $15,000 and $20,000, respectively, for each month that the liquidity ratio is less than 2.00 to 1.00 as of the last day of the month under measurement.

On June 20, 2014, API signed a separate amendments with SVB and PFG where, among other things, both parties agreed to a minimum six month trailing adjusted EBTIDA covenant, measured at each fiscal month end, of negative $850,000 through June 2014, negative $300,000 for July through September 2014, a positive $1 for October through December 2014 and $100,000 each month thereafter subject to reset upon the submission of the fiscal 2016 budget but no lower than $100,000 on a rolling six month basis, both parties agreed to adjust the minimum liquidity ratio, as defined, to be 1.30 to 1.00 for months ending prior to June 2014 and 2.00 to 1.00 for all months on or after June 2014 as measured at each month end. The agreements confirmed the obligation to pay the previously agreed Tail fees of $50,000 and $75,000 to SVB and PFG respectively, associated attorney fees for the amendment, but waived the added tail fees for May of $15,000 for SVB and $20,000 for PFG.

The Company was in compliance with its loan covenants with PFG as of March 31, 2014 which were substantially the same as with SVB as of that date. Based on current projections, the Company expects to be in compliance with the revised PFG loan covenants through at least March 2015 using the covenants agreed with PFG in June 2014.

The Company determined the fair value of the warrant as of the issuance date to be $434,000. Pursuant to the accounting literature, a debt discount and a warrant liability were established as of the issuance date with the debt discount amortized over the life of the loan on an effective interest method. As of March 31, 2014, there was $218,000 in remaining unamortized debt discount offset against the PFG long term debt principal. See Note 9 to the Consolidated Financial Statements for additional information on the PFG warrants.

Total interest payments made to PFG during the years ended March 31, 2014 and March 31, 2013 were approximately $253,000 and $12,000, respectively.

MEDC/MSF Loans

In fiscal years 2005 and 2006, we entered into two unsecured loan agreements that are currently held by the Michigan Economic Development Corporation ("**MEDC**" and such agreement the "**MEDC Loan Agreement**") and a MEDC affiliate, the Michigan Strategic Fund ("**MSF**" and such agreement the "**MSF Loan Agreement**") pursuant to which we borrowed an aggregate of amount of $2.2 million. As amended, payments on the approximately $327,000 in principal outstanding, as of March 31, 2014, under each of the MEDC Loan Agreement and MSF Loan Agreement are deferred until they mature on December 1, 2014 and November 1, 2014, respectively, at which time the entire remaining balance under each loan agreement becomes due and payable. The interest rate under both of the loans was 5.00% as of March 31, 2014.

Interest payments made to the MEDC/MSF were approximately $33,000 and $49,000 during the years ended March 31, 2014 and March 31, 2013, respectively.

Capital Leases

During fiscal 2014, the Company purchased certain equipment through several capital leases with monthly principal payments of $1,700 plus interest with some maturities extending to 2019. The leases are collateralized by the associated equipment.

Interest payments made to the lessors for the year ended March 31, 2014 totaled $4,000.

The current debt principal and maturities of all outstanding debt are included in the table below. The PFG loan balance below reflects the remaining principal on the amortizing term loan but is shown net of a debt discount of $218,000 on the Company's balance sheet.

Debt Maturity Table (in 000's)

			Debt Maturities					
	Balance 3/31/13	**Balance 3/31/14**	**FY2015**	**FY2016**	**FY2017**	**FY2018**	**FY2019**	**FY2020 & Beyond**
Credit Line – Silicon Valley Bank	**$ --**	**$ 2,147**	**$ 2,147**	**$ --**	**$ --**	**$ --**	**$ --**	**$ --**
Term Loan – Silicon Valley Bank	667	306	306	--	--	--	--	--
Partners for Growth Loan	2,441	1,726	714	714	298	--	--	--
MEDC/MSF loans	930	654	654	--	--	--	--	--
Capital Leases		56	20	11	11	12	2	
TOTAL	**$ 4,038**	**$ 4,889**	**$ 3,841**	**$ 725**	**$ 309**	**$ 12**	**$ 2**	**$ --**

7. Capitalization

The Company's Certificate of Incorporation provides for one class of common stock: Class A Common Stock, par value $.001, for which 100,000,000 shares are authorized for issuance. The holder of each share of Class A Common Stock is entitled to one vote per share.

The Company's Certificate of Incorporation also authorizes the issuance of 10,000,000 shares of Preferred Stock, of which 780,000 shares have been designated Class A Redeemable Convertible Preferred Stock with a par value of $0.001 per share, none of which have been issued.

8. Stock Based Compensation

The Company has three equity award plans: The 1997 Employee Stock Option Plan, the 2000 Stock Option Plan and the 2007 Equity Incentive Plan. As of December 30, 2011, no additional awards may be issued under either the 1997 Employee Stock Option Plan or the 2000 Stock Option Plan. There are 2,500,000 shares authorized for issuance under the 2007 Equity Incentive Plan, with 220,295 shares remaining available for future grant as of March 31, 2014.

Options and restricted stock awards may be granted to employees, officers, directors and consultants. Options typically vest over a period of one to four years and are exercisable up to ten years from the date of issuance. The option exercise price equals the stock's market price on the date of grant. Restricted stock awards typically vest over a period of six months to four years, and the shares subject to such awards are generally not transferrable until the awards vest.

Stock option transactions for fiscal years 2013 and 2014 are summarized as follows:

	Shares (000)	Weighted Average Exercise Price	Weighted Average Term (in years)	Aggregate Intrinsic Value
Outstanding, March 31, 2012	2,267	$1.75	5.77	$ 32,000
Exercisable, March 31, 2012	1,994	$1.88	5.18	$ 15,000
Outstanding, March 31, 2012	2,267	$1.75		
Granted	192	$0.63		
Exercised	(5)	$0.44		
Expired	(62)	$1.73		
Outstanding, March 31, 2013	2,392	$1.66	4.64	$ 3,000
Exercisable, March 31, 2013	2,142	$1.76	4.19	$ 3,000
Outstanding, March 31, 2013	2,392	$1.66		
Granted	24	$0.48		
Exercised	(11)	$0.44		
Expired	(234)	$1.55		
Outstanding, March 31, 2014	2,171	$1.66	3.97	$ 22,000
Exercisable, March 31, 2014	2,017	$1.75	3.67	$ 19,000
Vested & expected to Vest, March 31, 2014	2,136	$1.70	3.88	$ 22,000

Information regarding stock options outstanding as of March 31, 2014 is as follows:

Price Range	(in 000s) Shares	Options Outstanding Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	525	$0.71	7.48
$1.26 - $2.50	1,396	$1.82	3.11
$2.51 - $5.34	250	$2.83	1.41

Price Range	(in 000s) Shares	Options Exercisable Weighted Average Exercise Price	Weighted Average Remaining Life
$0.50 - $1.25	371	$0.67	7.32
$1.26 - $2.50	1,396	$1.82	3.11
$2.51 - $5.34	250	$2.83	1.41

The intrinsic value of options exercised in fiscal years 2014 and 2013 was approximately $2,000 and $1,000, respectively.

During fiscal 2014, restricted shares were issued to certain individuals. The restricted share transactions are summarized below for fiscal 2014 and 2013:

	Shares (000)	Weighted Average Grant Date Fair Value
Unvested, March 31, 2012	**246**	**$ 0.84**
Granted	--	$ --
Vested	(115)	$ 0.80
Expired	(3)	$ 0.76
Unvested, March 31, 2013	**128**	**$ 0.87**
Granted	90	$ 0.58
Vested	(108)	$ 0.76
Expired	(26)	$ 0.68
Unvested, March 31, 2014	**84**	**$ 0.76**

The Company estimates the fair value of stock-based awards utilizing the Black-Scholes pricing model for stock options and using the intrinsic value for restricted stock. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The Black-Scholes fair value calculations involve significant judgments, assumptions, estimates and complexities that impact the amount of compensation expense to be recorded in current and future periods. The factors include:

- The time period that option awards are expected to remain outstanding has been determined based on the average of the original award period and the remaining vesting period. As additional evidence develops from the Company's option exercise history, the expected term assumption will be refined to capture the relevant trends.
- The future volatility of the Company's stock has been estimated based on the weekly stock price during the expected term to the date of the latest stock option grant.
- A dividend yield of zero has been assumed for awards issued during the years ended March 31, 2014 and March 31, 2013, based on the Company's actual past experience and the fact that Company does not anticipate paying a dividend on its shares in the near future.
- The Company has based its risk-free interest rate assumption for awards issued during the years ended March 31, 2014 and March 31, 2013 on the implied yield available on U.S. Treasury issues with an equivalent expected term.
- The forfeiture rate, for awards issued for the year ended March 31, 2014 was approximately 24.9% and March 31, 2013 was approximately 17.1%, and was based on the Company's actual historical forfeiture history.

	Year Ended	
	March 31, 2014	**March 31, 2013**
Option Plan Shares:		
Expected term (in years)	6.3	6.3
Volatility	68.4%	66.8%-67.0%
Expected dividend	0.0%	0.0%
Risk-free interest rate	1.07%	0.59%-1.05%
Weighted-average grant date fair value	$0.30	$0.38

The table below lists the classification of the stock based compensation expense for the years ended March 31, 2014 and March 31, 2013.

	2014	2013
Cost of products sold	$ 6,000	$ 15,000
Research and development expense	20,000	45,000
General and administrative expense	89,000	94,000
Sales and marketing expense	24,000	13,000
Total Stock Based Compensation	**$ 139,000**	**$ 167,000**

At March 31, 2014, the total stock-based compensation expense related to unvested stock options and restricted shares granted to employees and directors under the Company's stock plans but not yet recognized was approximately $87,000. This expense will be amortized on a straight-line basis over a weighted-average period of approximately 1.3 years and will be adjusted for subsequent changes in estimated forfeitures.

9. Equity

Warrants

The schedule below shows the outstanding warrants at March 31, 2014 and March 31, 2013:

Warrants Outstanding & Exercisable

	Shares 2014	Shares 2013	Weighted Average Exercise Price 2014	Remaining Life (in yrs) at 3/31/14
2010 Warrants	267,196	267,196	$ 1.376	1.7
PFG Warrants	995,000	995,000	$ 0.500	3.9
PFG Warrants	200,000	200,000	$ 1.000	3.9
Total	1,462,196	1,462,196		

On November 29, 2010, the Company issued 267,196 warrants to Robin Risser and Steve Williamson (the 2010 Warrants). Each 2010 Warrant is exercisable over a five year period for one share of the Company's Class A Common Stock at an exercise price subject to adjustment, based on a formula in the warrants agreement, if Common Stock is issued in the future below $1.404. Future adjustments cannot reduce the exercise price below $1.17. Given the issuance of the PFG Warrants in February 2013, a price reset was triggered to the 2010 Warrants and the new exercise price became $1.376. As a result of the exercise price reset feature, the fair values of the warrants are recorded as a liability with changes in values flowing through the Consolidated Statements of Operations.

As described in Note 6, during February 2013, the Company issued to PFG warrants to purchase 1,195,000 in the Company's Class A Common Stock. The PFG warrants are exercisable over a five year period with 995,000 shares at strike price of $0.50 per share and another 200,000 shares with a strike price of $1.00 per share. The PFG warrant agreement contains a provision allowing the warrant to be put back to the Company under certain circumstances. Given this feature, the fair values of the warrants are recorded as a liability with changes in values flowing through the Consolidated Statements of Operations.

For the years ended March 31, 2014 and 2013, the Company recorded expense and income in its Consolidated Statements of Operations of $117,000 and $168,000, respectively. The fair value of the liability warrants outstanding was approximately $409,000 and $292,000 at March 31, 2014 and 2013, respectively.

The fair value of the liability warrants was estimated using the Monte Carlo option pricing model using the following assumptions:

	March 31, 2014		March 31, 2013	
	PFG Warrants	2010 Warrants	PFG Warrants	2010 Warrants
Contractual term in years	3.9	1.7	4.9	2.7
Volatility	65.6%	69.5%	74.1%	70.2%
Expected dividend	--	--	--	--
Risk-free interest rate	1.25%	0.34%	0.76%	0.33%

Expected volatility is based primarily on historical volatility using the weekly stock price for the most recent period equivalent to the term of the warrants. A dividend yield of zero has been assumed based on the Company's actual past experience and the fact that the Company does not anticipate paying a dividend on its shares in the future. The Company has based its risk-free interest on the implied yield available on U.S. Treasury issues with equivalent contractual term.

The Company computed the value of the warrants using the Monte Carlo model, which is generally a preferred model when instruments contain non-standard features. When a warrant may have different share exercise assumptions such as those issued in February 2013 to PFG and affiliates, the Company weighs various values based on the estimated probability of each outcome as of the valuation date.

The following chart represents the activity in the Company's Level 3 warrant liability during the years ended March 31, 2014 and 2013.

	Year Ended March 31,	
	2014	2013
Level 3 Warrants, beginning of year	$ 292,000	$ 26,000
Addition – PFG Warrants, initial fair value	--	434,000
Change in fair value of warrant liability	117,000	(168,000)
Level 3 Warrants, end of year	**$ 409,000**	**$ 292,000**

MEDC Put Option
In May 2010, the Company entered into a debt conversion agreement with the MEDC whereby the MEDC converted the accrued and unpaid interest as of November 30, 2009 totaling $562,336 into 1,041,363 unregistered shares of our Class A Common Stock at a price per share of $0.54 (market value of the stock on the day of conversion). In addition, the Company granted MEDC a put option to sell back the shares received pursuant to the debt conversion agreement in the event of a trigger event as defined in the debt conversion agreement. Given the conditions under which the put may be exercised are in the control of the Company, a liability for the fair value of the put option has not been recorded.

Equity Issuance
The Company entered into an underwriting agreement (the "Underwriting Agreement") with B. Riley & Co., LLC, (the "Underwriter") as sole underwriter for the offer and sale in a firm commitment underwritten public offering of 5,391,304 shares of the Company's Common Stock at a price to the public of $0.530 per share ($0.493 per share, net of underwriting discounts) (the "Offering"). Pursuant to the Underwriting Agreement, the Company also (i) granted to the Underwriter a 30-day option to purchase up to an additional 808,696 shares of Common Stock to cover over-allotments, if any, at the same price and (ii) agreed to reimburse the Underwriter for certain of its out-of-pocket expenses.

The Offering was (i) made pursuant to a prospectus supplement dated May 30, 2014, and an accompanying prospectus dated May 5, 2014 pursuant to the Company's existing shelf registration statement on Form S-3 (File No. 333-195689), which was filed with the Securities and Exchange Commission on May 5, 2014 and declared effective by the Commission on May 12, 2014; and (ii) subject to the satisfaction of customary closing conditions for transactions of this nature including, but not limited to, NYSE MKT approval of the Company's additional listing application to list the Common Stock issued accordance with the Underwriting Agreement on NYSE MKT (the "Additional Listing Application"). On June 5, 2014, NYSE MKT approved the Additional Listing Application and the Offering closed on June 6, 2014, when the Company and Underwriter satisfied the other closing conditions. The Underwriter on June 9, 2014 provided notice to the Company of their intent to purchase the over allotment shares and the offering closed on June 12, 2014.

The net proceeds to the Company from selling 6,200,000 shares of the Company's Common Stock in the Offering, after underwriting discounts and estimated transaction expenses, were approximately $2.9 million. The Company has used the proceeds to pay down the existing line of credit with SVB.

10. Silonex Net Asset Purchase

On March 1, 2013, the Company, through its Advanced Photonix Canada (APC), Inc. subsidiary, acquired substantially all the operating assets and assumed certain liabilities of Silonex, Inc.'s business for $900,000 in cash, which was primarily funded with the PFG loan proceeds. Silonex designed, manufactured and marketed optoelectronic devices and sensor solutions to various vertical markets, including Industrial Controls, Banking, Vending, Medical and Telecommunications. The products, customers and business operations are complimentary to, and have minimal overlap with, the Company's Optosolutions product line, and broaden the Company's overall supply channel due to Silonex's existing relationships with Chinese manufacturers. The results of operation of APC have been included in the consolidated financial statements since the date of the acquisition.

The following table presents the allocation of the purchase price to the net assets acquired based on their fair values:

Net Assets Acquired	Allocation
Receivables	$ 299,000
Inventories	382,000
Prepaid and other current assets	12,000
Equipment and leasehold improvements	491,000
Distribution rights	148,000
Total assets acquired	$ 1,332,000
Accounts payable	$ 361,000
Accrued compensation	62,000
Other liabilities	9,000
Total liabilities assumed	$ 432,000
Total net assets acquired	$ 900,000

The Company evaluated the potential for various types of intangible assets to determine the fair value of any acquired intangible assets. Pursuant to the terms of the asset purchase agreement, API did not acquire any patent or trademarks, obtain any long term customer agreements or receive non-compete assurances so no value was assigned to these potential intangible assets. Silonex had for the past 10 years focused on automotive designs which were retained by their parent. As such, the Company did not acquire any in-process technology projects nor any established technology and therefore did not assign any value to this intangible class. API did receive an established list of customers and rights to distribute the products worldwide which was valued at approximately $148,000. Given the life cycle of a normal customer, a useful life of seven years is being used for amortization of the intangible asset.

Silonex was part of a privately owned company, and prepared financial statements with multiple charge out of costs, intercompany sales and royalty arrangements that do not reflect the actual operation of the business as acquired. Therefore, the Company has considered it impractical to reconstruct a full Statement of Operations on a proforma basis for fiscal 2013. Given certain assumptions on China sales which were done on a royalty basis, the Company has been able to estimate the total sales for fiscal 2013 at approximately $3.5 million for a total of $26.9 million on a combined proforma basis. Sales included in the Company's fiscal 2013 results were approximately $298,000 and a loss of $76,000 due to acquisition costs which totaled approximately $100,000. These costs are reflected in the general and administrative line of the Statement of Operations for fiscal 2013. APC sales included in the Company's fiscal 2014 results from operations were approximately $3.8 million.

11. Restructuring

During the third quarter of fiscal 2014, the Company made the decision to begin outsourcing the manufacturing of silicon photodiodes that are used in the Optosolutions production line given sources in Asia became more cost effective. In addition, the decision was made to provide access to the Asian market which management believes will benefit the Company as a whole. This opportunity became apparent with the acquisition and integration of the net assets of Silonex and could achieve annual cost savings of $400,000 to $600,000 (unaudited) per year when fully implemented. To prepare for the transition, an inventory level was built up and the fabrication assets idled during the quarter ended December 27, 2013. The Company undertook a review of the alternative uses of the equipment and determined that an accelerated depreciation charge of approximately $608,000 was necessary in the quarter to state the net book value of the idled assets at amounts that could be obtained if the equipment was sold to independent third party buyers. Employees affected by the shutdown of this manufacturing activity were provided severance of approximately $59,000, all of which was paid by March 31, 2014. The total restructuring costs of $667,000 are reflected in the Cost of products sold section of the Statement of Operations for the year ended March 31, 2014.

12. Foreign Sales

In fiscal 2014 and fiscal 2013, the Company had export sales of approximately $10.6 million and $5.0 million, respectively, made primarily to customers in North America, Asia and Europe. All foreign sales are denominated in U.S. dollars. Sales to specific countries, stated as a percentage of total sales, consist of the following:

	2014	2013
Canada	1%	0%
China	14%	3%
Germany	2%	1%
Israel	1%	1%
Italy	12%	8%
Japan	1%	4%
Singapore	1%	1%
Sweden	2%	1%
United Kingdom	2%	1%
All other countries	1%	1%
Total export sales	**37%**	**21%**

13. Employees' Retirement Plan

The Company maintains a 401(k) Plan which is qualified under the Internal Revenue Code. All full-time employees are eligible to participate in the plan after six months of full time employment. Employees may make voluntary contributions to the plan, which are matched by the Company at the rate of $1.00 for every $1.00 of employee contribution up to 3% of wages, and $.50 for every $1.00 of employee contributions on the next 2% of wages, subject to certain limitations. Employer contributions are fully vested when earned.

The Company's matching program was in effect during fiscal 2013. Effective April 1, 2013, the Company match portion of the 401(k) program was suspended for cost savings reasons. The Company contributions and administration costs were approximately $11,000 and $283,000 for fiscal 2014 and fiscal 2013, respectively.

14. Income Taxes

At March 31, 2014, the Company had net operating loss carry forwards for Federal income tax purposes of approximately $25.4 million that expire between 2017 and 2034, and approximately $6.5 million for California and Michigan state tax purposes that expire between 2017 and 2034. The tax laws related to the utilization of loss carry forwards are complex and the amount of the Company's loss carry forward that will ultimately be available to offset future taxable income may be subject to annual limitations under IRC Section 382 resulting from changes in the ownership of the Company's common stock.

The Company performed an analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code had occurred. The effect of an ownership change would be the imposition of an annual limitation on the use of the net operating loss carry forwards attributable to periods before the change. As of March 31, 2014, the Company believes there are no limitations on the use of these Federal NOLs.

At March 31, 2014, our net deferred tax asset before consideration of a valuation allowance was approximately $12.6 million, mainly consisting of net operating loss carry-forwards which expire at various amounts over an approximate 20 year period. In assessing the realizability of deferred tax assets, the Company has determined that at this time it is "more likely than not" that deferred tax assets will not be realized, primarily due to uncertainties related to its ability to utilize the net operating loss carry-forwards before they expire based on the negative evidence of its recent years history of losses, including tax losses in each of the last three years and cumulative taxable losses over the past three years, outweighing the positive evidence of taxable income projections in future years. The ultimate realization of these deferred tax assets is dependent upon the generation of future taxable income during those periods in which those temporary differences become deductible or within the periods before NOL carry forwards expire. As of both March 31, 2014 and 2013, the Company recorded a full valuation allowance on its net deferred tax.

Below are reconciliations between the provisions for income taxes compared with the amounts at the United States federal statutory rate:

Years Ended	**March 31, 2014**	**March31, 2013**
Federal income tax at statutory rates	$ (1,450,000)	$ (1,537,000)
State income taxes, net of federal benefit	(187,000)	(368,000)
Expiration of NOL carry-forwards	--	204,000
Change in valuation allowance	1,505,000	1,925,000
Change in R&D credit carry-forwards	(179,000)	(287,000)
Permanent items	91,000	60,000
Change in deferred state tax rate	221,000	--
Foreign rate differential	(1,000)	3,000
Effective federal income tax	$ 0	$ 0

Foreign pretax earnings were not material in fiscal 2014 or 2013.

The Company's net deferred tax assets (liabilities) consisted of the following components, as of March 31, 2014 and 2013:

	2014	**2013**
Sec. 263A adjustment	$ 50,000	$ 37,000
Inventory adjustments	814,000	777,000
Utility accruals	5,000	8,000
Warranty reserve	28,000	25,000
Accounts receivable allowance	7,000	11,000
Accrued vacation	125,000	122,000
Accrued professional fees	24,000	37,000
Accrued commissions	18,000	10,000
Charitable contributions	8,000	8,000
NOL carry forwards	8,903,000	8,194,000
Basis difference of intangible assets	(707,000)	(920,000)
Basis difference of equipment	(466,000)	(745,000)
R&D credits	3,682,000	3,379,000
Goodwill amortization	54,000	74,000
California Mfg. credit	16,000	39,000
AMT credit	20,000	20,000
Total	**$ 12,581,000**	**$ 11,076,000**
Valuation allowance	(12,581,000)	(11,076,000)
Net deferred tax asset	$ **0**	$ **0**

At March 31, 2014, the Company's Federal and State R&D tax credit carry forwards totaled approximately $3.7 million. These will expire annually at March 31 over the next twenty years.

15. Commitments & Contingencies

Leases

The Company leases all of its executive offices, research, marketing and manufacturing facilities under non-cancellable operating leases which are recorded to rent expense using the straight-line method.

The lease for the approximate 40,000 square foot facility located in Camarillo, California was amended in February 2014 and is now leased through March 2019. The amendment reduced the square footage to approximately 29,000 square feet and reduced the monthly lease payment by 42%. The monthly payment increases annually by 3% pursuant to the renewal terms.

In 2001, the Company entered into a 10-year lease for its Ann Arbor, MI facility with two 5-year options to renew at a lease rate tied to the CPI, with a minimum increase for each 5-year option. The original lease included the right of first refusal to purchase the facility and was scheduled to expire in May 31, 2011. In January 2010, the Company amended the lease terms and extended the lease to May 31, 2021. The Company retained the right of first refusal to purchase the property during the new lease term. In addition, the Company negotiated an option to purchase the facility on May 31, 2016 for no less than $7.1 million. Rent decreased from $58,689 per month to $50,754 per month commencing January, 2010 through May, 2011, then will decrease to $48,238 per month from June, 2011 through May, 2016 and will increase to $52,432 in June, 2016 through the remainder of the lease term.

With the acquisition of substantially all the operating assets of Silonex on March 1, 2013, the Company assumed approximately 6,000 square feet of research, manufacturing and administrative floor space in Montreal Canada. This space is subject to annual renewal on the amount of space and rent each May. APC elected to reduce their space down to 4,000 square feet effective May 2014.

Minimum future lease payments under all non-cancellable operating leases are as follows:

2015	$ 892,000
2016	856,000
2017	860,000
2018	867,000
2019	875,000
Thereafter	705,000
Total	**$ 5,055,000**

Rent expense was approximately $1,069,000 and $1,007,000 in fiscal 2014 and fiscal 2013, respectively.

Legal

The Company is, from time to time, subject to legal and other matters in the normal course of its business. While the results of such matters cannot be predicted with certainty, management does not believe that the final outcome of any pending matters will have a material effect on the financial position and results of operations of the Company.

16. Quarterly Financial Data

The table below lists financial information (unaudited) by quarter for each of the two fiscal years ended March 31, 2014 and 2013.

2014	First	Second	Third	Fourth	Total Year
Sales, Net	$ 7,078,000	$ 7,536,000	$ 7,450,000	$ 6,977,000	$ 29,041,000
Cost of Products Sold	4,151,000	4,747,000	5,562,000	4,973,000	19,433,000
Gross Profit	2,927,000	2,789,000	1,888,000	2,004,000	9,608,000
Research, Development and Engineering Expenses	1,492,000	1,234,000	1,164,000	1,085,000	4,975,000
Sales, Marketing, General & Administrative Expenses	1,711,000	1,842,000	1,775,000	1,716,000	7,044,000
Net Loss	$ (925,000)	$ (578,000)	$ (1,618,000)	$ (1,143,000)	$ (4,264,000)
Basic and Diluted Loss per Common Share	$ (0.03)	$ (0.02)	$ (0.05)	$ (0.04)	$ (0.14)
Weighted Average Common Shares Outstanding	31,198,000	31,229,000	31,243,000	31,240,000	31,227,000

2013	First	Second	Third	Fourth	Total Year
Sales, Net	$ 6,216,000	$ 5,586,000	$ 5,834,000	$ 6,013,000	$ 23,649,000
Cost of Products Sold	3,972,000	3,612,000	3,381,000	3,858,000	14,823,000
Gross Profit	2,244,000	1,974,000	2,453,000	2,155,000	8,826,000
Research, Development and Engineering Expenses	1,371,000	1,342,000	1,558,000	1,412,000	5,683,000
Sales, Marketing, General & Administrative Expenses	1,558,000	1,615,000	1,614,000	1,560,000	6,347,000
Net Income (Loss)	$ (993,000)	$ (1,287,000)	$ (1,026,000)	$ (1,081,000)	$ (4,387,000)
Basic and Diluted Loss per Common Share	$ (0.03)	$ (0.04)	$ (0.03)	$ (0.03)	$ (0.14)
Weighted Average Common Shares Outstanding	31,161,000	31,161,000	31,161,000	31,161,000	31,161,000

CONTROLS AND PROCEDURES

Disclosure Controls

Our Chief Executive Officer and Chief Financial Officer (the Certifying Officers) are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Certifying Officers have designed such disclosure controls and procedures to ensure that material information is made known to them, particularly during the period in which this report was prepared. The Certifying Officers have evaluated the effectiveness of the Company's disclosure controls and procedures (as such terms are defined in Exchange Act Rules 13a-15(e) and 15d-15(e) (the Rules) under the Securities Exchange Act of 1934 (or Exchange Act)) as of the end of the period covered by this Annual Report and believe that the Company's disclosure controls and procedures are effective based on the required evaluation.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including the Certifying Officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2014 based on the criteria set forth in *Internal Control – Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control – Integrated Framework (1992)*, our management concluded that our internal control over financial reporting was effective as of March 31, 2014.

This Annual Report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. We were not required to have, nor have we engaged our independent registered public accounting firm to perform, an audit on our internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit us to provide only managements' report in this Annual Report.

Changes in Internal Controls

During our most recent fiscal quarter, there has not occurred any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

BOARD OF DIRECTORS

Richard D. Kurtz
Director, President and CEO

Robin Risser
COO and Director

Donald Pastor
Chairman of the Board

Lance Brewer
Partner
Brewer & Brewer Law Firm

M. Scott Farese
President of Chelsea Investments

Stephen P. Soltwedel
Former President of Filtertek, Inc

CORPORATE OFFCERS

Richard D. Kurtz
President, Chief Executive Officer and Director

Robin Risser
Chief Operating Officer and Director

Jeffrey Anderson
Chief Financial Officer

Steven Williamson
Chief Technology Officer

CORPORATE INFORMATION

STOCK LISTING & SYMBOL
NYSE MKT: API

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(212) 509-4000

INDEPENDENT AUDITORS
BDO USA LLP
755 West Big Beaver
Suite 1900
Troy, Michigan 48084-4906
United States of America
(248) 244-6500

CORPORATE LEGAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017
(212) 759-3300

INVESTOR/SHAREHOLDER RELATIONS
Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104
734-864-5688

WEBSITE
http://www.advancedphotonix.com

ANNUAL REPORT ON FORM 10-K
Shareholders may obtain without charge a copy of the Company's Annual Report on Form 10-K including the financial statements and schedules thereto filed with the Securities and Exchange Commission for its most recent fiscal year by written request to the Secretary of the Company at 2925 Boardwalk, Ann Arbor, Michigan 48104.

Where Custom Solutions Are Standard

From custom-designed mask sets for silicon photodiodes and LED displays to hybrid assemblies, a collaborative design process with our customers is followed to create optimal solutions for each application. API's comprehensive design abilities and hybridization capabilities allow us to meet the demand for high reliability industrial sensors in harsh manufacturing environments and military requirement for smart sensors for improved battlefield surveillance and munitions guidance.



Leaders in Optical Optical Receivers

API has built a strong position in Telecom components through its wholly owned subsidiary, Picometrix, LLC. Since 1992 Picometrix, has focused on developing and manufacturing the fastest, most sensitive, and broadest-wavelength high-speed optical receivers on the market. Our products are found inside optical equipment from service provider systems to test equipment for the lab and manufacturing floor.

Products address the entire range of 10G, 40G and 100G to support increasing bandwidth demand driven by consumer connectivity applications. As a vertically integrated manufacture the HSOR product line delivers system improvements from superior components while saving costs through yield improvements. It also allows for the rapid development of new products.


100G Compact
Coherent Receiver

The Innovator and Leader in Terahertz Instrumentation

API has been the leader in terahertz instrumentation since it's subsidiary, Picometrix, introduced the world's first commercial terahertz instrument in 2001, the T-Ray 2000®. Today, API's T-Ray® product platform enables our industrial and aerospace customers to solve a multitude of nondestructive testing challenges in manufacturing process and *quality* control. It shows promise in weapons and explosive detection for the homeland security and defense markets as well as topical imaging for the medical market.

The newly introduced T-Gauge® system is targeted at industrial web processing and converting markets. It provides a non-nuclear solution that enables manufacturers to obtain more real-time information about their processes than current instrumentation can provide, which can substantially improve quality and reduce costs.


API
T-Gauge

Technical Leadership

Customers gain a competitive edge through API's innovative, high-speed, best-in-class products.

Faster Time to Market

API helps customers accelerate product development cycles by leveraging its vertical integration, from material growth through packaging.

Standard and Customized Products

API provides the most cost-effective solutions to enhance customers' specific system requirements.

Broad Product Offerings

From optoelectronic devices to components and subsystems, API products cover virtually all the wavelengths.

API
Advanced Photonix, Inc.®

Corporate Offices
2925 Boardwalk
Ann Arbor, Michigan 48104
Phone: 734.864.5600
Fax: 734.998.3474
www.advancedphotonix.com


API

Quality Certifications/Industrial Standards

ISO 9001:2000—Approved Quality System
SSP 30312 Space—Space Station Quality System Certification
MIL-STD-45662—Calibration
MIL-I-45208—Quality Systems
MIL-Q-9858—Quality Planning
MIL-PRF-19500—Product Qualification
NHB-5300.4 NASA—Quality Systems
Telcordia GR-468

0714.500